acom

ACOM CO., LTD.
1-1, Marunouchi 2-chome,
Chiyoda-ku, Tokyo 100-8307 JAPAN

March21, 2008

File No. 82-4121
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re: ACOM CO., LTD. - Rule12g3-2(b)

Dear Sir / Madam,

In order for us to comply with the requirements of Rule 12g3-2(b), we, ACOM CO., LTD. (the "Company"), enclose herewith Exhibits 1 through 11, as listed in the attached sheet, English translations and brief descriptions in English of the documents which were published by the Company during the period from October 1, 2007 to December 31, 2007, which are the documents of the Company required to be furnished to the Securities and Exchange Commission in respect of such period under Rule 12g3-2(b).

We will continue to submit to you English versions, English translations, adequate summaries in English and/or brief descriptions in English of the published documents of the Company to the extent required under Rule 12g3-2(b).

Yours faithfully,

ACOM CO., LTD.

By S. Miyakawa
Name : Satoru Miyakawa
Title : Chief General Manager,
General Affairs Dept.

dlw 5/21

Attachment

List of material information made public in Japan from October 1, 2007 to December 31, 2007

	Date	Descriptions	Information* provided to
Exhibit 1	October 18, 2007	Amendment to the Shelf Registration Statement (Brief description in English)	DKLFB, TSE
Exhibit 2	October 18, 2007	Extraordinary Report (Brief description in English)	DKLFB, TSE
Exhibit 3	October 18, 2007	Revision of Business Forecast for Interim Period of the Fiscal Year Ending March 2008 and Notification of Loss on Revaluation of Marketable Securities (English translation)	Public, TSE
Exhibit 4	November 8, 2007	Brief Statement of Interim Financial Results for the Fiscal Year Ending March 2008 (English translation)	Public, TSE
Exhibit 5	November 8, 2007	Data Book (The Interim Period Ending March, 2008) (English translation)	Public, TSE
Exhibit 6	November 8, 2007	Revision of Business Forecast for the Fiscal Year Ending March 2008 (English translation)	Public, TSE
Exhibit 7	December 4, 2007	"Key Note" (the Semi-Annual Business Report for the 31st Fiscal Year) (Brief description in English)	Shareholders, TSE
Exhibit 8	December 7, 2007	Amendment to the Shelf Registration Statement (Brief description in English)	DKLFB, TSE
Exhibit 9	December 7, 2007	Semi-Annual Securities Report (Brief description in English)	DKLFB, TSE
Exhibit 10	December 7, 2007	Written Confirmation Regarding the Appropriateness and Accuracy of the Semi-Annual Securities Report	TSE
Exhibit 11	December 27, 2007	Interim Report 2008 (Six months ended September 30, 2007) (English translation)	Shareholders

* "TSE" means the Tokyo Stock Exchange, Inc., on which the shares of the Company are listed.

"DKLFB" means the Director-General of the Kanto Local Finance Bureau.

EXHIBIT 1

(Brief Description)

Amendment to the Shelf Registration Statement

An amendment (the "Amendment") to a shelf registration statement is required to be filed under the Financial Instruments and Exchange Law when a list of documents to be incorporated by reference into a shelf registration statement is amended.

The Amendment to the shelf registration statement dated July 2, 2007 (the "2007 Shelf Registration Statement") was filed with the Director-General of the Kanto Local Finance Bureau on October 18, 2007. The Amendment is intended to include the Extraordinary Report filed on October 18, 2007, in the list of documents incorporated by reference into the 2007 Shelf Registration Statement and to correct the 2007 Shelf Registration Statement.

EXHIBIT2

(Brief Description)

Extraordinary Report

(Extraordinary Report dated October 18, 2007 (the "Extraordinary Report") in connection with an event which will have a substantial effect on the financial position and results of ACOM CO., LTD. (the "Company") and its consolidated companies)

The Extraordinary Report is required under the Financial Instruments and Exchange Law to be, and were, submitted to the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan in connection with an event which will have a substantial effect on the financial position and results of the Company and its consolidated companies.

The information contained in the Extraordinary Report which is material to an investment decision is substantially contained in the previously submitted news release dated October 18, 2007 ("Revision of Business Forecast for Interim Period of the Fiscal Year Ending March 2008 and Notification of Loss on Revaluation of Marketable Securities") (Exhibit 3).

EXHIBIT3

October 18, 2007

Revision of Business Forecast for Interim Period of the Fiscal Year Ending March 2008 and Notification of Loss on Revaluation of Marketable Securities

ACOM CO., LTD. (hereinafter, "ACOM") hereby revises its earnings forecast for interim period of the Fiscal Year ending March 2008, previously released in its announcement of financial results on May 10, 2007.

In addition, ACOM also announces its loss on revaluation of marketable securities.

1. Revision of Earnings Forecast

(1) Revision of Earnings Forecast for Interim Period of the Fiscal Year Ending March 2008 (April 1, 2007 to September 30, 2007)

(A) Consolidated (Millions of yen, %)

	Operating Income	Operating Profit	Income Before Extraordinary Items	Net Income	Net Income Per Share (yen)
Previous Forecast (A)	191,700	30,300	31,400	29,500	187.67
Revised Forecast (B)	196,654	49,398	50,460	24,845	158.05
Difference (B - A)	4,954	19,098	19,060	(4,655)	(29.62)
Percentage Change (%)	2.6	63.0	60.7	(15.8)	(15.8)
(Reference) Interim Result FY March 2007	215,880	58,211	60,016	(282,140)	(1,794.86)

(B) Non-consolidated (Millions of yen, %)

	Operating Income	Operating Profit	Income Before Extraordinary Items	Net Income	Net Income Per Share (yen)
Previous Forecast (A)	160,900	29,100	30,600	29,200	185.76
Revised Forecast (B)	166,528	47,242	48,790	25,857	164.49
Difference (B-A)	5,628	18,142	18,190	(3,343)	(21.27)
Percentage Change (%)	3.5	62.3	59.4	(11.4)	(11.5)
(Reference) Interim Result FY March 2007	190,906	56,793	58,369	(282,742)	(1,798.69)

(2) Reasons for the Revisions Above

(A) Non-Consolidated Earnings Forecast

In addition to expected 4.9 billion yen increase in interest on loans receivable, bad-debt-related expenses and other operating expenses are expected to decrease by 8.5 billion yen and 3.1 billion yen, respectively. ACOM has decided to revise its earnings forecast because the operating profit and income before extraordinary items are expected to exceed the forecast by 18.1 billion yen as results of above. The net income for this interim period is expected to fall below the forecast by 3.3 billion yen due to booking of extraordinary loss from loss on revaluation of marketable securities and prior fiscal year corporate taxes, etc.

(B) Consolidated Earnings Forecast

The revision of consolidated earnings forecast reflects that of non-consolidated earnings forecast. This is mainly attributable to the revisions made in ACOM's non-consolidated earnings forecast.

(3) Revision of Annual Business Forecast

Revision of annual business forecast is under review. Details will be announced at the announcement of interim financial results planned on November 8, 2007.

(4) Dividend Forecast

The interim dividend will remain unchanged at the present point. However, the year-end dividend is under review and will be announced at the announcement of interim financial results planned on November 8, 2007.

*The above-mentioned forecasts have been made based on information available on the date of this release. The final financial results may vary according to various factors.

2. Loss on Revaluation of Marketable Securities (Value of Impairment Loss)

ACOM records impairment loss according to the accounting standard for financial instruments for its "other securities (refers to "other securities" specified in Article 8, Clause 21 of Regulations Concerning the Terminology, Forms and Methods of Preparation of Financial Statements, etc.)

Details of the loss on revaluation of marketable securities which accompany recording of impairment loss, calculated at the end of interim period, are as follows:

(Millions of yen, %)

Net Loss on Revaluation of Marketable Securities at the End of Interim Period for the FY March 2008 (A)	16,684
Net Assets at the end of the FY March 2007 (B)	443,797
(A) / (B) *100	3.8%
Income Before Extraordinary Items in the FY March 2007 (C)	(86,183)
(A) / (C) *100	-
Net income in the FY March 2007 (D)	(439,463)
(A) / (D) *100	-

EXHIBIT 4

(Translation for reference only)
In the event of any discrepancy between this translated document and the original Japanese document the original document shall prevail.

FASF

Brief Statement of Interim Financial Results for the Fiscal Year Ending March 2008

November 8, 2007

Forward-looking Statement

The statements and figures contained in this Brief Statement of Financial Results for the fiscal year ending March 2008 (the "Brief Statement") with respect to ACOM's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of ACOM which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements due to various facts. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the fluctuations in number of cases of claims from and the amount paid to customers who claim us to reimburse the portion of interest in excess of the interest ceiling as specified in the Interest-Rate Restriction Law, the level of interest rates paid on the ACOM's debt and legal limits on interest rates charged by ACOM.

Name of the company:	ACOM CO., LTD. ("ACOM" or the "Company")
Stock market:	Tokyo Stock Exchange
Code Number:	8572
Location of the head office:	Tokyo
URL:	http://www.acom.co.jp/ir/englsih/
Position of the representative:	President and Chief Executive Officer
Name:	Shigeyoshi Kinoshita
Position of the person in charge:	Chief General Manager of Public Relations Department
Name:	Takashi Kiribuchi
Telephone Number:	(03) 5533-0631
Registration date of interim financial statement report:	December 7, 2007
Payable date of interim dividend:	December 5, 2007

Notes:

1. All amounts under minimum units appearing in each of the tables have been disregarded, except for per share amounts throughout this Brief Statement.
2. The percentage figures indicate increase or decrease change year on year.

1. Consolidated Business Results for the Interim Accounting Period (from April 1, 2007 to September 30, 2007)

(1) Consolidated Operating Results

(Millions of yen)

	Operating Income		Operating Profit (loss)		Income (loss) Before Extraordinary Items		Net Income (loss)	
9/2007	196,654	(8.9%)	49,398	(15.1%)	50,460	(15.9%)	24,845	—
9/2006	215,880	(2.8%)	58,211	(26.1%)	60,016	(24.9%)	(282,140)	—
3/2007	423,652	—	(85,102)	—	(81,944)	—	(437,972)	—

	Net Income (loss) per Share (Yen)	Net Income per Share Diluted (Yen)
9/2007	158.05	158.05
9/2006	(1,794.86)	—
3/2007	(2,786.19)	—

<Reference> Loss on investment in equity-method: — million yen (9/2007) 465 million yen (9/2006) 821 million yen (3/2007)

(2) Consolidated Financial Status

(Millions of yen)

	Total Assets	Net Assets	Ratio of Shareholders' Equity	Net Assets per Share (Yen)
9/2007	1,919,254	471,325	24.2%	2,950.03
9/2006	2,065,535	621,969	29.8%	3,910.19
3/2007	2,031,829	457,165	22.2%	2,863.16

<Reference> Owners' Equity: 463,728 million yen (9/2007) 614,660 million yen (9/2006) 450,073 million yen (3/2007)

(3) Consolidated Cash Flow Status

(Millions of yen)

	From Operating Activities	From Investing Activities	From Financing Activities	Cash and Cash Equivalents at the End of Year
9/2007	67,068	10,174	(69,410)	154,438
9/2006	51,812	353	(54,330)	96,646
3/2007	99,944	308	(53,464)	146,383

2. Dividend Status

	Dividend per Share		
	Interim	End of FY	Year
3/2007	70.00	30.00	100.00
3/2008	50.00	—	100.00
3/2008 (Forecast)	—	50.00	

3. Forecasts for the Fiscal Year Ending March 31, 2008 (from April 1, 2007 to March 31, 2008)

(Millions of yen)

	Operating Income		Operating Profit		Income before Extraordinary Items		Net Income		Net Income per Share (Yen)
Annual	373,500	(11.8)	66,800	—	68,800	—	39,100	—	248.74

4. Others

(1) Change in important subsidiaries during the fiscal year ended September 30, 2007 (Change in scope of consolidation):
None

(2) Changes on the basis of consolidated financial statements preparation
A) Related to accounting standard revisions etc.: Applicable
B) Other changes: Applicable
[Note] Please refer to "Other significant accounting policies for the preparation of interim consolidated financial statements" at page 23 for details.

(3) Outstanding shares (common shares)
A) Number of Shares outstanding: 159,628,280 shares (9/2007) 159,628,280 shares (9/2006) 159,628,280 shares (3/2007)
(Including treasury stock)
B) Number of treasury stock: 2,433,775 shares (9/2007) 2,433,943 shares (9/2006) 2,433,969 shares (3/2007)
[Note] Please refer to "Footnotes to Statistics per Share" at page 38 for the number of shares which is basis for calculation of net income per share (consolidated).

(Reference)

1. Non-Consolidated Business Results for the Interim Accounting Period (from April 1, 2007 to September 30, 2007)

(1) Non-Consolidated Operating Results

(Millions of yen)

	Operating Income		Operating Profit (loss)		Income Before Extraordinary Items (loss)		Net Income (loss)	
9/2007	166,528	(12.8%)	47,242	(16.8%)	48,790	(16.4%)	25,857	—
9/2006	190,906	(4.7%)	56,793	(25.4%)	58,369	(24.2%)	(282,742)	—
3/2007	370,769	—	(88,992)	—	(86,183)	—	(439,463)	—

	Net Income (loss) per Share (Yen)
9/2007	164.49
9/2006	(1,798.69)
3/2007	(2,795.68)

(2) Non-consolidated Financial Status

(Millions of yen)

	Total Assets	Net Assets	Ratio of Shareholders' Equity	Net Assets per Share (Yen)
9/2007	1,725,266	454,024	26.3%	2,888.30
9/2006	1,906,199	609,994	32.0%	3,880.51
3/2007	1,861,285	443,797	23.8%	2,823.24

<Reference> Owners' Equity: 454,024 million yen (9/2007) 609,994 million yen (9/2006) 443,797 million yen (3/2007)

2. Forecasts for the Fiscal Year Ending March 31, 2008 (from April 1, 2007 to March 31, 2008)

(Millions of yen)

	Operating Income		Operating Profit		Income before Extraordinary Items		Net Income		Net Income per Share (Yen)
Annual	309,100	(16.6)	63,700	—	66,700	—	40,100	—	255.10

1. Business Results

(1) Analysis on Business Results

(A) Business results

Although financial market experienced some turbulence such as sharp temporary drop in stock prices due to subprime mortgage crisis in the United States, Japan's economy during the first half of the current consolidated accounting period made a continuous moderate recovery owing to: continuous increases in exports and capital investment; and firm consumer expenditure reflecting improved employment situation.

Business conditions for the ACOM Group (hereinafter, "the Group") are becoming increasingly difficult as reform of the Money-lending Business Law proceeds and competition within the consumer financing industry gets stronger. This is due to both mergers of companies offering similar services to ours and restructuring in the consumer credit market, including corporate reorganizations.

Under such circumstances, the Group has set "establishment of compliance structure", "actualization of putting customers first and establishment of socially-oriented corporate brand", "transformation of business model to enhance our cost competitiveness", "improvement of service by strengthening our marketing systems", "strengthening our ability to attract new customers and improve the quality of assets" and "nurturance of professionals" as management policies for this consolidated fiscal year. At the same time, the Group works enthusiastically both in domestic and oversea domains.

Moreover, ACOM has reduced the maximum lending interest rate to 18% (effective annual rate) from June 18th, 2007 to realize our prime goal of "contributing to the healthy development of the consumer finance market by building a corporate group that is more focused than it has been in the past on sociality such as consumer protection, and offering financial services that are less expensive yet inspire relief and confidence." Those customers who entered contracts before the reduction are currently taking procedures to reduce their lending interest rates. The Group will continue working together to reinforce its corporate value by responding precisely to the environmental changes such as revisions in relevant laws.

The business result of this interim accounting period, compared to that of prior interim accounting period, was as follows: operating income saw decrease primarily due to decline in interest on loans receivable arising from reduced loans receivable of ACOM's loan business, drop in loan yield, and so on; both operating profit and income before extraordinary items dropped as decreases in operating expenses such as provision for allowance for loss on interest repayments and sales and general administrative expenses were not sufficient to offset decrease in operating income. Loss on revaluation of investments in marketable securities was recorded as extraordinary loss at the end of this interim accounting period. However, the provision for allowance for loss on interest repayment, which was also booked under extraordinary loss following changes in calculating method in prior fiscal year, saw decrease in this interim accounting period, hence the net interim income saw an increase.

As results of factors above, the operating income was 196,654 million yen (down 8.9% year-on-year), operating expenses was 147,255 million yen (down 6.6% year-on-year), income before extraordinary items was 50,460 million yen (down 15.9% year-on-year), and net interim income was 24,845 million yen.

The details of measures taken and situations of each business segment during this

interim accounting period are as follows:

(Organization Reform)

The Group is implementing group-wide management reformation which aims to realize strengthening of sales service and improve management efficiency through drastic cost structure reformation, with further implementation of compliance as the prerequisite. Organizational reforms were implemented in order to further improve effectiveness of compliance structure, functions of business/credit supervision departments, and efficiency of head office departments in April, 2007 as part of ongoing reform.

With regard to the "Compliance Committee," which changed its name from business ethics committee in December, 2006, ACOM invited and appointed external experts as the chairman and new members of Compliance Committee in May, 2007. ACOM will strive to promote highly transparent operation and enforce compliance.

The details of the organization reform are as follows:

-Changes in Business Related Departments-

- ● Established "Credit Business Promotion Division" which governs Loan and Credit Card businesses.
- ● Reorganized Business Promotion Department No.1~4, formerly organized by locations, into those organized by functions (listed below) in order to reinforce operation efficiency and strengthen customer services.
    - ◆ "Credit Business Branch Operations Department" which supervises all the staffed/unstaffed outlets.
    - ◆ "ACM Operation Department" which supervises operation centers of automated contract machines.
    - ◆ "Call Center Department" which supervises reception centers for inquiries over phone.
    - ◆ "Credit Counseling Department" which supervises credit counseling centers notifying payment dates and offer counseling on repayment to customers.
- ● Establishment of "Compliance for Credit Business Promotion Office"
- ● Changed Credit Card/Installment Business Department to "Affinity Card Promotion Department" due to integration of ACOM's installment sales finance business into a subsidiary.
- ● Placed Business Promotion Department as the governing staff of Credit Business Promotion Department and changed name into "Credit Business Management Department"

-Changes in Credit Supervision Related Departments-

- ● Established "Credit Supervision Division" which governs credit supervision departments.
- ● Following the operational expansion of Credit Supervision Department No.2, credit supervision/management function and legal matter function were allotted to "Credit Supervision Department I" and "Credit Supervision Department II", respectively.
- ● Established "Compliance for Credit Supervision Office"

-Changes in Head Office Functions Related Departments-

- ● Reorganized 6 departments into 4 departments in order to improve organizational efficiency by integration of departments with analogous functions.
- ● Functions of sales development, business alliance related planning, operation process

planning, and those related to credit screening were rearranged while names of 3 departments were changed.

(Rearrangement of Group Subsidiaries)

Rearrangement of installment sales finance business in the Group and preparation for merger of subsidiaries to produce a professional construction and real estate management company have progressed since prior consolidated fiscal year as parts of management reformation. Integration of ACOM's installment sales finance business with JCK CREDIT CO., LTD. as the surviving company was implemented as of April 1, 2007. JCK CREDIT CO., LTD. simultaneously changed corporate name into "AFRESH CREDIT CO., LTD."

With respect to the merger of 3 subsidiaries into professional construction and real estate management company, "JLA INCORPORATED" made its start on April 1, 2007.

(Loan Business)

In our Group's core activity, the loan business, our first priority has been to restore the overall soundness of loans. Using the marketing slogan, "Creating a renewed ACOM under new management structure," we have devised credit and interest rate policies responsive to both customer needs and changes in business conditions, focused on transactions with prime customers and worked harder to increase the number of new customer accounts to accelerate this process. As part of such efforts, since April 2007 we have also been dramatically reviewing the credit screening model for new contracts and, as a result, the number of unsecured consumer loans for the current consolidated interim accounting period was 89 thousands (down 40.7% year-on-year). Nevertheless, the reduction in the maximum interest rate and expansion of internet loan application services through our alliance with eBANK Corporation which was launched in June 2007, increased the number of new loan applications. We will continue to restore the soundness of loans by further broadening our customer base through efficient and effective marketing and improved cooperation within the sales department.

DC Cash One Ltd. (hereinafter, "DC Cash One"), one of consolidated subsidiaries, concentrates on efficient operation to improve profitability as well as improvement in credit screening model and enhancement of management structure. DC Cash One opened an SNS (Social Networking Service) site "Chizuru" as part of its brand strategies.

Consolidated Loans receivable at the end of interim accounting period decreased by 70,811million yen to 1,561,499 million yen, resulting in interest on loans receivable of 169,477 million yen (down 9.9% year-on-year).

(Credit Card and Installment Sales Finance Business)

In the credit card business, the Group has continued sales promotion of ACOM MasterCard® mainly to its loan customers, as well as putting emphasis on effort to improve profitability of tie-up cards. Due to intensified competition, however, and judging from the contract with tie-up partners and shopping usage ratio of tie-up cards, tie-up partnerships has been cancelled gradually with partners where profitability is deteriorating. In response to cancellation of tie-ups, those customers with tie-up credit cards are switching to ACOM's credit card. The number of consolidated cardholders at the end of this interim accounting period decreased by 160 thousands while the consolidated transaction volume decreased by 4,357 million yen to 16,536 million yen compared to that of prior interim accounting

period.

In the installment sales finance business, which has been operated under AFRESH CREDIT CO., LTD. since April 1, 2007, we will continue to improve management of the existing member stores and credit agencies and engage in stronger sales promotion. Its transaction volume was 11,966 million yen.

At the end of this interim accounting period, the balance of consolidated installment accounts receivable fell by 7,971 million yen to 93,857 million yen, resulting in fees from the credit card business of 2,661 million yen (down 11.1% year-on-year) and fees from installment sales finance business of 3,354 million yen (down 25.4% year-on-year).

(Guarantee Business)

In the guarantee business, with prime objectives of expanding operational scale and improving profitability, ACOM has endeavored to expand operational scale through consulting to existing guarantee business partners and cultivating new business partners under close cooperation of its wholly-owned subsidiary, RELATES CO., LTD. DC Cash One, on the other hand, has focused on improvements such as enhancement of collection system to establish credit guarantee department. DC Cash One also aims to enhance efficiency through reorganization of management system.

As result of the above, consolidated guarantee receivable showed an increase of 7,340 million yen to 113,317 million yen at the end of this interim accounting period. This lead to fees from credit guarantee of 3,315 million yen (up 14.2% year-on-year), and operating income from guarantee business, including commissions for credit guarantee, was 5,169 million yen (up 20.5% year-on-year).

(Loan Servicing Business)

The loan servicing market is becoming more difficult due to stronger competition and growing concerns about escalating purchase prices for loans and prolonging collection periods caused by an increase in secured loans. During the current consolidated accounting period we are focusing on improving profitability and financial standing through strengthened sales and collection by reorganizing our collection branch and streamlining operations.

The amount of consolidated purchased receivables collected was 7,599 million yen (up 9.0% year-on-year) while the operating income of loan servicing business including the commissions was 7,832 million yen (up 8.4% year-on-year).

(B) Outlook for this full fiscal year

The business environment surrounding us is expected to continue to be tough for the coming future. Despite the foregoing expectation, we continuously exert our corporate-wide best efforts to realize "The Best Life Partner," a corporate image capable of acquiring great customer confidence and satisfaction through continuous expansion of our business fields and group-wide management reformation.

With respect to the earnings forecast for this fiscal year, it is expected that the consolidated operating income will amount to 373,500 million yen, income before extraordinary items 68,800 million yen, and net income to be 39,100 million yen.

(2)Analysis on Financial Position

(A) Assets, liabilities, and net assets

Compared with the end of prior consolidated fiscal year, total assets decreased by 112,575 million yen, while shareholder's equity showed an increase of 13,655 million yen at the end of this interim accounting period. The ratio of shareholder's equity increased by 2.0 points to 24.2%. Details of changes in assets, liabilities, and net assets are as follows:

(Assets)

Current assets decreased by 73,514 million yen while fixed assets decreased by 39,060 million yen. Major changes in current assets during the first six-month accounting period of the current fiscal year include: loans receivable showed a decrease of 70,811 million yen, installment accounts receivable decreased by 7,971 million yen, cash and time deposits decreased by 19,334 million yen. Major changes in fixed assets include decrease of investment in marketable securities by 34,867 million yen.

(Liabilities)

With regard to the liabilities account, changes in current, fixed, and total liabilities were decreases by 1,152 million yen, 125,583 million yen, and 126,735 million yen respectively. Major changes include decrease of interest-bearing liabilities such as loans and straight bonds by 56,785 million yen, decrease of the allowance for loss on interest repayments by 65,966 million yen.

(Net Assets)

Changes in the net assets account include increase in the shareholder's equity by 18,745 million yen as the earned surplus showed increase of 18,744 million yen, and decrease in securities valuation adjustments by 6,298 million yen. As a result, the net assets increased by 14,160 million yen.

(B) Status of cash flow during the current six-month consolidated accounting period

Cash and cash equivalents (hereinafter, "funds") at the end of this interim period increased by 8,054 million yen to 154,438 million yen. The changes in the respective cash flow and the reasons thereof are as follows:

(Cash flow from operating activities)

Cash flow from operating activities showed an increase of 67,068 million yen. Primary factors include: 36,483 million yen of net interim income before income taxes, a decrease of 65,966 million yen in the allowance for loss on interest repayments, 16,684 million yen of loss on revaluation of investments in marketable securities, 3,471 million yen of gains on sales of investment in marketable securities. Decrease in loans receivable and installment sales receivable also account for increase in funds by 77,838 million yen and 9,745 million yen, respectively.

(Cash flow from investing activities)

Cash flow from investing activities saw an increase of 10,174 million yen. This was primarily due to increase in funds (8,859 million yen) as sale of investment in marketable securities.

(Cash flow from financing activities)

Funds from financing activities saw decrease of 69,410 million yen. This was primarily because the total payment amount for repayments of interest-bearing debt and maturation of bonds exceeded the total amount of revenues resulting from proceeds from loans by 64,517 million yen, dividend payments of 4,715 million yen.

(Outlook for the full-year cash flow)

With respect to the full-year cash flow for the current fiscal year, the annual cash flow from our operating activities is estimated to show an increase of 90 billion yen reflecting factors such as management plans centering on loan business. The annual cash flow from investing activities is estimated to show an increase of 11 billion yen due to the sales of investment in marketable securities. The annual cash flow from our financial activities is estimated to decline by 85 billion yen as a result of decreased interest-bearing liabilities. In total, the funds at the end of the current fiscal year are estimated to show year-on-year increase of 16 billion yen.

(3) Basic Policy on Profit Distribution and Dividend

With regard to profit distribution to shareholders, it is our basic policy to attempt aggressive and continuous profit distribution with enhanced dividends, taking the economic and financial situation and our own performance into consideration.

Also, as a goal for returns to shareholders, the Group advocates "a medium term plan which, based on the targeted shareholders' equity ratio, aims at maintaining no less than 30% net income ratio against the total amount of treasury stock purchased, plus the dividend payments thereon, every fiscal year."

Based on basic policies mentioned above, the Group intends to pay an interim dividend of 50 yen per share, and 50 yen per share for the end of fiscal year, meaning annual dividend of 100 yen per share. Retained earnings will be allocated to strategic investments with aims such as enhancing our business base.

2. State of Business Group

The ACOM Group consists of ACOM CO., LTD., 18 subsidiaries (including investment partnerships), and 2 other related companies as well as 3 subsidiaries of other related company. The Group's main line of business is financial services such as loan business, credit card business, installment sales finance business, guarantee business, and loan servicing business. Other business lines include rental business, real estate-related business, back-office clerical work entrusted business, and insurance agency business. The following table explains the positioning of each group company.

Segment		Company Name	Business Outline	Classification
Financial Service Businesses	Loan Business	ACOM CO., LTD.	Loan business including unsecured loan and secured loan	–
		DC Cash One Ltd.	Unsecured loan business	Consolidated subsidiary
		EASY BUY Public Company Limited	Unsecured loan business in Thailand	Consolidated subsidiary
	Credit Card Business	ACOM CO., LTD.	Credit card business of which the principal commodity is ACOM MasterCard®	–
	Installment Sales Finance Business	AFRESH CREDIT CO., LTD	Installment sales finance business	Consolidated subsidiary
		EASY BUY Public Company Limited	Hire purchase business in Thailand	
	Guarantee Business	ACOM CO., LTD.	Guarantee business for personal loan of banks, etc.	–
		DC Cash One Ltd.		Consolidated subsidiary
	Loan Servicing Business	IR Loan Servicing, Inc.	Loan recovery (servicing) business	Consolidated subsidiary
		Yugensekinin-Chukanhojin Mirai Capital	Loan recovery (servicing) business (Special Purpose Company)	
		Power Investments LLC		
	Others	RELATES CO., LTD.	Entrusted with call center functions of banks, etc.	Consolidated subsidiary
		AC Ventures Co., Ltd.	Development, investment, promotion and support of venture companies	
Other Businesses	Rental business	ACOM RENTAL CO., LTD.	Comprehensive rental business	
	Others	JLA INCORPORATED	Interior design, construction of service outlets, and maintenance of buildings and other properties	
		AB PARTNER CO., LTD.	Back-office clerical work services and insurance agency services	
		ACOM (U.S.A.) INC.	–	
Other Related Company		Mitsubishi UFJ Financial Group, Inc.	Bank holding company	Other related company
		Mitsubishi UFJ Trust and Banking Corporation	Trust bank business	Subsidiary of other related company
		Mitsubishi UFJ Securities Co., Ltd.	Securities business	
		Maruito Shokusan Co., Ltd.	Real estate leasing	Other related company
		Maruito Shoten Co., Ltd.		Subsidiary of other related company

Notes: 1. ACOM (U.S.A.) INC. suspended its operation; therefore, outline of its business is omitted above.

2. ACOM CO., LTD. has split up its installment sales finance business, and JCK CREDIT CO., LTD. succeeded to the business as well as changed the name to AFRESH CREDIT CO., LTD. on April 1, 2007.

3. ACOM ESTATE CO., LTD. merged with JLA INCORPORATED as well as ABS CO., LTD. and changed its corporate name into JLA INCORPORATED on April 1, 2007.

4. Due to the merger with UFJ NICOS Co., Ltd., DC Card Co., Ltd. is no longer equity-method affiliate of ACOM CO., LTD.; for a reason of drop in possessed proportion of right to vote.

5. AC Ventures Sixth Investment Partnership was established on July 25, 2007 as a investment partnership.

Diagram of Business of ACOM Group



Customers
Loan business
Credit card business
Guarantee business
Loan business and guarantee business
DC Cash One Ltd.
(Consolidated subsidiary)
Providing credit guarantee for unsecured loans
Installment sales finance business
AFRESH CREDIT CO., LTD.
(Consolidated subsidiary)
Loan recovery (servicing) Business
IR Loan Servicing Inc.
(Consolidated subsidiary)
RELATES CO., LTD.
(Consolidated subsidiary)
Entrusted with call center functions of guarantee business partner
AC Ventures Co., Ltd.
(Consolidated subsidiary)
Comprehensive rental business
ACOM RENTAL CO., LTD.
(Consolidated subsidiary)
JLA INCORPORATED
(Consolidated subsidiary)
Interior design, construction of service outlets, and maintenance of building as well as other properties
AB PARTNER CO., LTD.
(Consolidated subsidiary)
Back-office services and insurance agency services
ACOM
Hire purchase business and loan business
EASY BUY Public Company Limited
(Consolidated subsidiary)
Mitsubishi UFJ Financial Group, Inc.
(Other related company)
Mitsubishi UFJ Trust and Banking Corporation
(Subsidiary of other related company)
Mitsubishi UFJ Securities Co., Ltd.
(Subsidiary of other related company)
Maruito Shokusan Co., Ltd.
(Other related company)
Maruito Shoten Co., Ltd.
(Subsidiary of other related company)

Note: 1. ACOM (USA) INC. suspended its operation, therefore, it is eliminated from the diagram.
2. Investment Partnerships are omitted as they operate funds.
3. This diagram doesn't include both Power Investments LLC and Yugensekinin-Chukanhojin Mirai Capital, established as Special Purpose Companies.

3. Management Policy

Basic Management policy, target indicators, medium to long term corporate strategies, and problems to be tackled are omitted as no significant revisions have been made since those mentioned in "Basic Statements of Financial Results for the Fiscal Year Ended March 2007" as of May 10, 2007.

Please refer to our website for the details. (URL http://www.acom.co.jp/ir)

4. Interim Consolidated Financial Statements

(1) Interim Consolidated Balance Sheets

(Millions of yen)

Subject \ Term	Prior interim consolidated accounting period (As of September 30, 2006)		This interim consolidated accounting period (As of September 30, 2007)		Prior consolidated fiscal year (As of March 31, 2007)		Changes (ytd)	
	Amount	Composition Ratio	Amount	Composition Ratio	Amount	Composition Ratio	Amount	Percentage
				%		%		%
(Assets)								
I. Current Assets	1,898,070	91.9	1,805,249	94.1	1,878,763	92.5	(73,514)	(3.9)
Cash and time deposits	74,854		74,083		93,418		(19,334)	(20.7)
Trade notes and accounts receivable	311		207		398		(191)	(48.0)
Loans receivable	1,692,422		1,561,499		1,632,310		(70,811)	(4.3)
Installment accounts receivable	114,037		93,857		101,829		(7,971)	(7.8)
Marketable securities	28		25,545		35		25,510	—
Inventories	4,149		2,715		2,330		384	16.5
Purchased receivables	20,898		27,301		25,788		1,512	5.9
Deferred tax assets	45,579		61,196		60,597		599	1.0
Short-term loans	21,791		55,954		52,965		2,989	5.6
Other current assets	27,835		32,941		35,762		(2,821)	(7.9)
Allowance for bad debts	(103,838)		(130,051)		(126,671)		(3,380)	2.7
II. Fixed Assets	167,464	8.1	114,005	5.9	153,065	7.5	(39,060)	(25.5)
Tangible fixed assets	50,766	2.4	47,584	2.5	49,208	2.4	(1,623)	(3.3)
Buildings and structures	18,618		16,028		17,079		(1,051)	(6.2)
Equipment and furniture	15,201		14,730		15,230		(500)	(3.3)
Land	16,937		16,819		16,890		(70)	(0.4)
Other tangible fixed assets	9		6		7		(1)	(15.9)
Intangible fixed assets	1,240	0.1	1,204	0.0	1,204	0.1	0	0.0
Investments and other assets	115,458	5.6	65,215	3.4	102,653	5.0	(37,437)	(36.5)
Investments in securities	94,203		47,062		81,930		(34,867)	(42.6)
Deferred tax assets	1,292		1,146		1,147		(1)	(0.1)
Guaranty money deposited	10,379		9,392		9,874		(481)	(4.9)
Prepaid pension expenses	1,257		2,484		2,310		173	7.5
Other investments	10,528		7,105		9,517		(2,411)	(25.3)
Allowance for bad debts	(2,203)		(1,975)		(2,126)		151	(7.1)
Total Assets	2,065,535	100.0	1,919,254	100.0	2,031,829	100.0	(112,575)	(5.5)

(Millions of yen)

Subject \ Term	Prior interim consolidated accounting period (As of September 30, 2006)		This interim consolidated accounting period (As of September 30, 2007)		Prior consolidated fiscal year (As of March 31, 2007)		Changes (ytd)	
	Amount	Composition Ratio	Amount	Composition Ratio	Amount	Composition Ratio	Amount	Percentage
				%		%		%
(Liabilities)								
I. Current liabilities	409,653	19.8	373,884	19.5	375,037	18.5	(1,152)	(0.3)
Notes and accounts payable	3,233		1,922		4,003		(2,080)	(52.0)
Short-term loans	46,752		70,896		73,717		(2,821)	(3.8)
Current portion of long-term loans	213,485		210,725		197,410		13,315	6.7
Commercial paper	60,000		–		40,000		(40,000)	–
Current portion of bonds and notes	35,000		60,000		30,000		30,000	100.0
Accrued income taxes	23,549		4,738		502		4,236	844.0
Allowance for loss on debt guarantees	1,895		2,238		1,961		276	14.1
Deferred income on installment sales	8,987		6,764		7,519		(754)	(10.0)
Other current liabilities	16,750		16,598		19,924		(3,325)	(16.7)
II. Fixed liabilities	1,033,912	50.1	1,074,043	55.9	1,199,626	59.0	(125,583)	(10.5)
Straight bonds	209,060		231,670		240,230		(8,560)	(3.6)
Long-term loans	449,136		401,316		450,037		(48,720)	(10.8)
Deferred tax liabilities	13,397		12,558		14,730		(2,172)	(14.7)
Allowance for employees' retirement benefits	295		154		116		38	32.9
Allowance for directors' and corporate auditors' retirement benefits	862		730		831		(100)	(12.1)
Allowance for loss on interest repayments	357,500		424,033		490,000		(65,966)	(13.5)
Other fixed liabilities	3,659		3,579		3,681		(102)	(2.8)
Total liabilities	1,443,565	69.9	1,447,928	75.4	1,574,664	77.5	(126,735)	(8.0)
(Net assets)								
I. Shareholders' equity	604,177	29.3	456,088	23.8	437,342	21.5	18,745	4.3
Common stock	63,832	3.1	63,832	3.3	63,832	3.1	–	–
Capital surplus	76,010	3.7	76,010	4.0	76,010	3.7	(0)	(0.0)
Earned surplus	482,842	23.4	334,752	17.4	316,007	15.6	18,744	5.9
Treasury stock	(18,508)	(0.9)	(18,507)	(0.9)	(18,508)	(0.9)	1	(0.0)
II. Valuation and translation adjustments	10,482	0.5	7,639	0.4	12,730	0.7	(5,090)	(40.0)
Securities valuation adjustment	11,993	0.6	7,040	0.4	13,338	0.7	(6,298)	(47.2)
Deferred gains (losses) on hedges	(3)	(0.0)	–	–	(0)	(0.0)	0	–
Foreign currency translation adjustments	(1,507)	(0.1)	599	0.0	(607)	(0.0)	1,207	–
III. Minority interests	7,309	0.3	7,597	0.4	7,091	0.3	505	7.1
Total net assets	621,969	30.1	471,325	24.6	457,165	22.5	14,160	3.1
Total liabilities and net assets	2,065,535	100.0	1,919,254	100.0	2,031,829	100.0	(112,575)	(5.5)

(2) Interim Consolidated Income Statements

(Millions of yen)

Subject \ Term	Prior interim consolidated accounting period (From April 1, 2006 to September 30, 2006)		This interim consolidated accounting period (From April 1, 2007 to September 30, 2007)		Change (yoy)		Prior consolidated fiscal year (From April 1, 2006 to March 31, 2007)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%		%
I. Operating income	215,880	100.0	196,654	100.0	(19,226)	(8.9)	423,652	100.0
Interest on loans receivable	188,184		169,477		(18,706)	(9.9)	367,923	
Fees from credit card business	2,992		2,661		(331)	(11.1)	5,845	
Fees from installment sales finance business	4,496		3,354		(1,141)	(25.4)	8,515	
Fees on guaranteed loans receivable	2,903		3,315		411	14.2	6,028	
Collection of purchased loans receivable	6,973		7,599		625	9.0	13,328	
Other financial income	30		235		204	673.6	174	
Sales	4,838		3,853		(984)	(20.4)	10,513	
Other operating income	5,461		6,157		695	12.7	11,322	
II. Operating expenses	157,668	73.0	147,255	74.9	(10,413)	(6.6)	508,755	120.1
Financial expenses	10,136	4.7	10,588	5.4	451	4.5	20,705	4.9
Cost of purchased loans receivable	4,287	2.0	4,901	2.5	614	14.3	8,114	1.9
Cost of sales	3,321	1.5	2,377	1.2	(944)	(28.4)	7,497	1.8
Other operating expenses	139,922	64.8	129,388	65.8	(10,534)	(7.5)	472,438	111.5
Operating profit	58,211	27.0	49,398	25.1	(8,812)	(15.1)	(85,102)	(20.1)
III. Non-operating income	1,823	0.8	1,198	0.6	(625)	(34.3)	3,346	0.8
Interest income	207		63		(143)	(69.2)	342	
Dividends received	513		549		35	7.0	965	
Net gain in affiliates by the equity method	465		—		(465)	—	821	
Rent from Company's residence	249		205		(43)	(17.6)	508	
Interest on refund of corporate tax	—		164		164	—	—	
Other non-operating income	386		214		(171)	(44.4)	708	
IV. Non-operating expenses	18	0.0	136	0.0	117	629.0	187	0.0
Interest expenses	0		—		(0)	—	0	
Loss on investments in investing business association	4		21		17	419.8	49	
Foreign currency loss	—		67		67	—	48	
Interest on prior years' corporate tax	—		27		27	—	—	
Other non-operating expenses	14		20		6	43.3	90	
Income before extraordinary items	60,016	27.8	50,460	25.7	(9,556)	(15.9)	(81,944)	(19.3)
V. Extraordinary income	221	0.1	3,498	1.8	3,276	—	252	0.0
Gains on sale of fixed assets	0		26		26	—	5	
Gains on sales of investment in marketable securities	198		3,471		3,273	—	210	
Other extraordinary income	22		—		(22)	—	36	
VI. Extraordinary losses	317,461	147.1	17,474	8.9	(299,986)	(94.5)	350,871	82.8
Loss on sale of fixed assets	40		4		(35)	(89.6)	78	
Loss on disposal of fixed assets	272		601		328	120.3	364	
Impairment loss	8		43		35	410.3	8	
Loss on sale of investments in marketable securities	18		0		(18)	(99.6)	18	
Loss on revaluation of investments in marketable securities	33		16,684		16,651	—	14,794	
Loss on liquidation of investments in securities	—		81		81	—	—	
Special provision for loss on interest repayments	317,061		—		(317,061)	—	317,061	
Group management restructuring expense	—		—		—	—	17,982	
Other extraordinary losses	26		59		33	126.9	562	
Income before income taxes	(257,223)	(119.2)	36,483	18.6	293,706	—	(432,563)	(102.1)
Income taxes (corporation tax, inhabitants' tax and enterprise tax)	23,063		629		(22,433)		17,388	
Prior fiscal year corporate taxes, etc.	—	11.5	9,060	5.8	9,060	(54.0)	—	1.1
Deferred income taxes	1,739		1,710		(28)		(12,635)	
Gain on minority interests in consolidated subsidiaries	115	0.0	237	0.2	122	106.4	655	0.2
Net income	(282,140)	(130.7)	24,845	12.6	306,986	—	(437,972)	(103.4)

(3) Summarized Consolidated Statement of Changes in Net Assets

Prior interim consolidated accounting period (From April 1, 2006 to September 30, 2006)

(Millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Earned surplus	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	63,832	76,020	776,021	(18,538)	897,334
Changes during the accounting period					
Dividends from surplus (note)			(11,003)		(11,003)
Bonuses to directors (note)			(34)		(34)
Net income (loss) for the accounting period			(282,140)		(282,140)
Acquisition of treasury stock				(0)	(0)
Disposal of treasury stock		(9)		30	21
Total changes during the accounting period	—	(9)	(293,178)	30	(293,157)
Balance as of September 30, 2006	63,832	76,010	482,842	(18,508)	604,177

	Valuation and translation adjustments				Minority interest	Total net assets
	Securities valuation adjustment	Deferred gains (losses) on hedges	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of March 31, 2006	31,886	—	(1,498)	30,387	4,873	932,595
Changes during the accounting period						
Dividends from surplus (note)						(11,003)
Bonuses to directors (note)						(34)
Net income (loss) for the accounting period						(282,140)
Acquisition of treasury stock						(0)
Disposal of treasury stock						21
Net changes of items other than shareholders' equity during the accounting period	(19,892)	(3)	(8)	(19,904)	2,436	(17,468)
Total changes during the accounting period	(19,892)	(3)	(8)	(19,904)	2,436	(310,625)
Balance as of September 30, 2006	11,993	(3)	(1,507)	10,482	7,309	621,969

Note: Items represent disposal of retained earnings at the Annual Shareholders' Meeting in June 2006.

This interim consolidated accounting period (From April 1, 2007 to September 30, 2007)

(Millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Earned surplus	Treasury stock	Total shareholders' equity
Balance as of March 31, 2007	63,832	76,010	316,007	(18,508)	437,342
Changes during the accounting period					
Dividends from surplus			(4,715)		(4,715)
Net income (loss) for the accounting period			24,845		24,845
Acquisition of treasury stock				(0)	(0)
Disposal of treasury stock		(0)		1	0
Decrease in the earned surplus amount due to a decrease in the number of unconsolidated affiliates accounted for under equity method			(1,384)		(1,384)
Total changes during the accounting period	—	(0)	18,744	1	18,745
Balance as of September 30, 2007	63,832	76,010	334,752	(18,507)	456,088

	Valuation and translation adjustments				Minority interest	Total net assets
	Securities valuation adjustment	Deferred gains (losses) on hedges	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of March 31, 2007	13,338	(0)	(607)	12,730	7,091	457,165
Changes during the accounting period						
Dividends from surplus						(4,715)
Net income (loss) for the accounting period						24,845
Acquisition of treasury stock						(0)
Disposal of treasury stock						0
Decrease in the earned surplus amount due to a decrease in the number of unconsolidated affiliates accounted for under equity method						(1,384)
Net changes of items other than shareholders' equity during the accounting period	(6,298)	0	1,207	(5,090)	505	(4,585)
Total changes during the accounting period	(6,298)	0	1,207	(5,090)	505	14,160
Balance as of September 30, 2007	7,040	—	599	7,639	7,597	471,325

Prior consolidated fiscal year (From April 1, 2006 to March 31, 2007)

(Millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Earned surplus	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	63,832	76,020	776,021	(18,538)	897,334
Changes during the accounting period					
Dividends from surplus (note)			(11,003)		(11,003)
Dividends from surplus			(11,003)		(11,003)
Bonuses to directors (note)			(34)		(34)
Net income (loss) for the accounting period			(437,972)		(437,972)
Acquisition of treasury stock				(0)	(0)
Disposal of treasury stock		(9)		30	21
Total changes during the accounting period	–	(9)	(460,013)	30	(459,992)
Balance as of March 31, 2007	63,832	76,010	316,007	(18,508)	437,342

	Valuation and translation adjustments				Minority interest	Total net assets
	Securities valuation adjustment	Deferred gains (losses) on hedges	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of March 31, 2006	31,886	–	(1,498)	30,387	4,873	932,595
Changes during the accounting period						
Dividends from surplus (note)						(11,003)
Dividends from surplus						(11,003)
Bonuses to directors (note)						(34)
Net income (loss) for the accounting period						(437,942)
Acquisition of treasury stock						(0)
Disposal of treasury stock						21
Net changes of items other than shareholders' equity during the accounting period	(18,547)	(0)	891	(17,656)	2,218	(15,437)
Total changes during the accounting period	(18,547)	(0)	891	(17,656)	2,218	(475,430)
Balance as of March 31, 2007	13,338	(0)	(607)	12,730	7,091	457,165

Note: Items represent disposal of retained earnings at the Annual Shareholders' Meeting in June 2006.

(4) Interim Consolidated Statements of Cash Flows

(Millions of yen)

Term / Subject	Prior interim consolidated accounting period (From April 1, 2006 to September 30, 2006) Amount	This interim consolidated accounting period (From April 1, 2007 to September 30, 2007) Amount	Change (yoy) Amount	Prior consolidated fiscal year (From April 1, 2006 to March 31, 2007) Amount
I. Operating activities:				
Income before income taxes	(257,223)	36,483	293,706	(432,563)
Depreciation and amortization	2,016	1,828	(188)	4,085
Impairment loss	8	43	35	8
Increase (decrease) in allowance for bad debts	(25,850)	2,618	28,468	(3,802)
Increase (decrease) in allowance for loss on guaranteed receivables	248	276	28	314
Increase (decrease) in allowance for loss on interest repayments	333,800	(65,966)	(399,766)	466,300
Increase (decrease) in allowance for employees' retirement benefits	(31)	35	67	(234)
Increase (decrease) in allowance for directors' and statutory auditors' retirement benefits	10	(100)	(111)	(20)
Non-operating interest and dividends income	(721)	(613)	108	(1,308)
Non-operating interest expense	0	–	(0)	0
Amortization of bond issue expenses	40	183	142	331
(Gain) loss on foreign currency exchanges	0	3	2	(17)
(Gain) loss on investments in equity-method	(465)	–	465	(821)
(Gain) loss on sales of tangible fixed assets	15	(22)	(37)	11
Loss on disposal of tangible fixed assets	272	601	328	364
(Gain) loss on sales of investments in marketable securities	(179)	(3,471)	(3,292)	(191)
Loss on revaluation of investments in marketable securities	33	16,684	16,651	14,794
Loss on liquidation of investments in marketable securities	–	81	81	–
Decrease (increase) in notes and accounts receivable	120	262	142	34
Decrease (increase) in loans outstanding	12,296	77,838	65,541	76,428
Decrease (increase) in installment sales receivables	18,475	9,745	(8,730)	33,433
Decrease (increase) in inventories	(58)	(346)	(287)	1,779
Decrease (increase) in purchased receivables	(3,474)	(1,512)	1,961	(8,364)
Decrease (increase) in other current assets	(594)	(1,859)	(1,264)	(1,050)
(Decrease) increase in notes and accounts payable	(1,553)	(2,185)	(631)	(807)
(Decrease) increase in deferred income on installment sales	(2,732)	(1,147)	1,585	(4,810)
(Decrease) increase in other current liabilities	2,425	(3,442)	(5,868)	5,105
Bonus paid to directors	(34)	–	34	(34)
(Decrease) increase in other operating activities	12	59	46	(1,548)
Subtotal	76,858	66,077	(10,781)	147,416
Non-operating interest and dividends received	772	620	(152)	1,393
Non-operating interest paid	(0)	–	0	(0)
Income taxes refund	–	6,123	6,123	–
Income taxes paid	(25,518)	(606)	25,211	(48,864)
Prior fiscal year corporate taxes, etc. paid	–	(5,145)	(5,145)	–
Cash used in operating activities	51,812	67,068	15,255	99,944

(Millions of yen)

Subject \ Term	Prior interim consolidated accounting period (From April 1, 2006 to September 30, 2006)	This interim consolidated accounting period (From April 1, 2007 to September 30, 2007)	Change (yoy)	Prior consolidated fiscal year (From April 1, 2006 to March 31, 2007)
	Amount	Amount	Amount	Amount
II. Investing activities:				
Additions to time deposit	–	(200)	(200)	–
Purchase of marketable securities	–	(400)	(400)	–
Proceeds from sale of marketable securities	576	–	(576)	595
Purchase of tangible fixed assets	(1,197)	(714)	483	(2,211)
Proceeds from sale of tangible fixed assets	58	62	4	166
Purchase of investment securities	(257)	(0)	256	(257)
Proceeds from sale of investment securities	1,031	8,859	7,827	1,218
Proceeds from collection of loans	–	1,000	1,000	–
Increase in other investments	(500)	(206)	294	(659)
Decrease in other investments	643	1,774	1,131	1,454
Increase (decrease) in other investment activities	–	(0)	(0)	1
Net cash provided by (used in) investing activities	353	10,174	9,821	308
III. Financing activities:				
Proceeds from short-term loans	168,667	152,975	(15,692)	343,712
Repayments of short-term loans	(174,326)	(157,572)	16,754	(324,177)
Proceeds from issue of commercial paper	110,000	–	(110,000)	210,000
Payments for redemption of commercial paper	(100,000)	(40,000)	60,000	(220,000)
Proceeds from issue of straight bonds	9,018	29,816	20,797	59,898
Payments for redemption of straight bonds	(30,000)	(10,000)	20,000	(55,000)
Proceeds from deposit on redemption of straight bonds	10,000	–	(10,000)	10,000
Proceeds from long-term debt	81,575	63,700	(17,875)	174,732
Repayments of long-term debt	(118,244)	(103,437)	14,806	(230,310)
Gains on disposal of treasury stock	21	0	(20)	21
Payments for purchase of treasury stock	(0)	(0)	0	(0)
Cash dividends paid by the Company	(11,009)	(4,715)	6,293	(22,012)
Increase (decrease) in other financing activities	(33)	(178)	(144)	(328)
Net cash provided by (used in) financing activities	(54,330)	(69,410)	(15,079)	(53,464)
IV. Effect of exchange rate change on cash and cash equivalents	(38)	221	259	744
V. (Decrease) increase in cash and cash equivalents	(2,203)	8,054	10,258	47,533
VI. Cash and cash equivalents at the beginning of the year	97,399	146,383	48,984	97,399
VII. Increase in cash and cash equivalents due to inclusion of new consolidated subsidiaries	1,450	–	(1,450)	1,450
VIII. Cash and cash equivalents at the end of the year	96,646	154,438	57,791	146,383

(5) Significant Items Relating to the Preparation of Interim Consolidated Financial Statements

(A) Extent of consolidation

Number of consolidated subsidiaries: 18

For the names of consolidated subsidiaries, please refer to the section entitles "2. State of Business Group."

AC Ventures Sixth Investment Partnership became consolidated subsidiary in this interim consolidated accounting period as it was newly composed on July 25, 2007.

JLA INCORPORATED and ABS CO., LTD., which were consolidated subsidiaries until the prior consolidated fiscal year, merged with ACOM ESTATE CO., LTD. as of April 1, 2007. ACOM ESTATE CO., LTD. changed its corporate name into JLA INCORPORATED.

ACOM FUNDING CO., LTD., which was a consolidated subsidiary until the prior consolidated fiscal year, excluded from consolidated subsidiaries as it was dissolved during the prior consolidated fiscal year.

(B) Application of the equity-method

There is no equity-method-affiliate.

DC Card Co., Ltd., which was an equity-method-affiliate in prior consolidated fiscal year, merged with Mitsubishi UFJ NICOS Co., Ltd. as of April 1, 2007. This merger resulted in decrease of ACOM's ownership of voting rights to the point where DC Card Co., Ltd. was not qualified as an affiliate any longer. Therefore it is no longer accounted under equity method.

(C) Matters relating to interim accounting period of consolidated subsidiaries

Settlement date of the following consolidated subsidiaries ends on June 30:

- ACOM (U.S.A.) INC.
- EASY BUY Public Company Limited
- Yugensekinin-Chukanhojin Mirai Capital
- Power Investments LLC
- MTBC First Investment Partnership
- MTBC Second Investment Partnership
- MTBC Third Investment Partnership
- AC Ventures Fourth Investment Partnership
- AC Ventures Sixth Investment Partnership

Settlement date of the following consolidated subsidiaries ends on August 31:

- AC Ventures Fifth Investment Partnership

Interim consolidated financial statements hereof are prepared by using financial statements as of the above mentioned settlement date and important matters that occurred between the settlement date and the consolidated settlement date are subject to the adjustment necessary for consolidation.

(D) Significant accounting policies

(a) Valuation and computation of significant assets

(1) Marketable securities

Securities held to maturity ... Amortized cost method (straight-line method)

Other securities

Where there is a market price

Market value as determined by the quoted price at the end of the interim accounting period
(The difference between the carrying value and the market value is included in equity)
(Cost of securities sold is computed using the moving average method)

Where there is no market price

Cost determined by the moving average method

The equity in limited investment partnership and other similar partnership (deemed as securities by the Article 2, Section 2 of the Securities and Exchange Law) is accounted for by the equity method, based on its latest financial statements available considering the closing dates stipulated by the respective partnership contracts.

(2) Inventories

Purchased receivables ... Cost on an individual specified cost basis

Merchandise

Paintings ... Cost on an individual specified cost basis

Others merchandise ... Mainly cost based on the last purchase price method

Miscellaneous items ... Mainly cost based on the first-in first-out method

(3) Derivative transactions

Swap transaction ... Market value

(b) Depreciation of significant property, plant and equipment

(1) Tangible fixed assets

At the Company and its domestic consolidated subsidiaries ... Mainly declining balance method

At overseas consolidated subsidiaries ... Straight-line method

(Depreciable life)

Buildings and structures ... 2 to 49 years

Equipment and furniture ... 2 to 20 years

(Additional information)

In association with the reform of the corporation tax law, tangible fixed assets of which depreciation had been completed up to the allowable limit of 5% from among fixed assets acquired before March 31 2007 based on the former corporation tax law, residual values have been amortized in equal installments over the five-year period in depreciation expenses from the next consolidated fiscal year when amortization of each assets was completed. Due to such change, our operating profit, income before extraordinary items and interim net income before income tax each decreased by 60 million yen.

(2) Intangible fixed assets ... Straight-line method

(3) Long-term prepaid expenses ... Amortized in equal installments

(4) Deferred assets

Bond issue expenses ... Entire amount expensed as incurred

(c) Basis for calculating allowances

(1) Allowance for bad debts

In providing allowance for bad debts, the Company and its domestic consolidated subsidiaries make an allowance for ordinary bad debts based on the historical rate of default. For specific debts where recovery is doubtful, the Company considers the likelihood of recovery on an individual basis, making an allowance for the amount regarded as irrecoverable.

(2) Allowance for loss on guaranteed receivables

In providing allowance for loss on guaranteed receivables, the Company and its domestic consolidated subsidiaries make an allowance as necessary having considered the likelihood of losses at the end of this interim consolidated accounting period.

(3) Allowance for loss on interest repayments

In order to prepare for potential loss on interest repayments in the future, ACOM estimates and provides a reasonable amount of allowance for loss on interest repayments in consideration of the past actual results and the latest conditions of such interest repayments.

(4) Allowance for retirement benefits

The Company and its domestic consolidated subsidiaries make provisions for retirement benefits based on projected retirement obligations and pension fund asset at the balance sheet date. Adjustments are made to determine the amounts applicable to the end of this consolidated accounting period.

Past service liabilities have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employee) from the time of occurrence.

Actuarial losses have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employees) following the respective fiscal years when such losses are identified.

An overseas consolidated subsidiary makes provisions for retirement benefits based on projected retirement obligations at the end of the fiscal year. Adjustments are made to determine the amounts applicable to the end of this accounting period.

(5) Allowance for directors' and statutory auditors' retirement benefits

The Company and its domestic consolidated subsidiaries make provisions for directors' and corporate auditors' retirement benefits at the end of the interim accounting period in accordance with the Company's internal rules.

(d) Currency translation standards for significant foreign-currency-denominated assets or liabilities used in preparing the financial statements of consolidated companies on which consolidated financial statements are based

Foreign-currency-denominated monetary claims and liabilities are converted into yen using the spot market rate for the interim consolidated accounting date, and differences in currency translation are added up as profit or loss.

The assets and liabilities, and profit and expenses of overseas subsidiaries and others are converted into yen using the spot market rate for the interim consolidated accounting date, and differences in currency translation are added up as minority shareholders' interest and as currency translation adjustment accounts under shareholders' equity.

(e) Accounting for significant lease transactions

The Company and its domestic consolidated subsidiaries account for finance leases where ownership of the leased asset is not transferred to the lessee as operating leases.

(f) Accounting for significant hedging activities

(1) Accounting for hedging activities

Deferred hedge accounting has been adopted.

Interest-rate swaps and currency swaps when meet certain conditions are accounted for according to exceptional treatments.

(2) Hedging instruments and items hedged

Interest related derivatives

Hedging instruments ... Interest-rate swaps agreements

Items hedged ... Loans with variable interest rates and straight bonds

Currency related derivatives

Hedging instruments ... Currency swaps agreements

Items hedged ... Loans denominated in foreign currency

(3) Hedging policy

The Company and its consolidated subsidiaries enter into derivative contracts such as interest-rate swap agreements in order to hedge against the risk of fluctuations in interest rates relating to its variable-rate loans and straight bonds. The Company and consolidated subsidiaries enter into derivative contracts such as currency swap agreements in order to hedge against the risk of fluctuations in foreign currency exchange rates relating to its foreign currency loans. Derivative transactions are entered into in compliance with the Companies' internal rules.

(4) Evaluating the efficacy of hedging activities

The performance of the hedging instruments and the items hedged is monitored primarily using the same criteria. As it can be assumed that changes in interest rates and foreign currency exchange rates are fully offset by changes in cash flows from hedging instruments, further evaluation is not required.

(g) Other significant accounting policies for the preparation of interim consolidated financial statements

(1) Basis of recognition of income and expenses

Interest on loans receivable

Interest on loans receivable is recognized on an accrual basis.

Accrued interest on loans receivable is recognized at the lower of the interest rate stipulated in the Interest Restriction Law of Japan or the contracted interest rate of the Company.

Income from credit card business

Fees from customers ... Recognized mainly by credit-balance method

Fees from member outlets ... Recognized as fees when treated

Income from installment sales finance business

Fees from customers and member outlets ... Recognized by sum-of-the months' digits method on a due date basis

Fees on guaranteed receivables ... Recognized by credit-balance method

(2) Treatment of consumption tax, etc

Consumption tax is treated outside of the financial statements.

However, non-deductible consumption tax and others relating to assets is recognized as an expense during the year in which it is incurred.

(E) Cash and Cash Equivalents as Stated in Consolidated Statements of Cash Flows

Cash and cash equivalents include cash at hand, highly liquid deposits at banks and short-term investments with negligible risk of fluctuation in value and maturities of less than three months.

(6) Changes in Significant Items Relating to the Preparation of Interim Consolidated Financial Statements

(Change in accounting policies)

<Changes in the depreciation method>

In association with the reform of the corporation tax law, since the current interim consolidated accounting period the depreciation method based on the amended corporation tax law has been applied to the tangible fixed assets acquired after April 1, 2007. Due to such change, our consolidated operating income, income before extraordinary items and interim net profit before income tax each decreased by 4 million yen.

(Changes in disclosure method)

<Interim consolidated balance sheet>

Certificate of deposit, which were included in "Cash and time deposits" in the prior interim consolidated accounting period and prior consolidated fiscal year, are now included in "Marketable securities" based on "The Practical Standard for the Accounting related to Financial Products (Accounting Practice Committee Report No.14, July 4, 2007.)"

Incidentally, the balance of certificate of deposit for prior interim consolidated accounting period, this interim consolidated accounting period, and prior consolidated fiscal year were 8,030 million yen, 25,000 million yen, and 21,740 million yen respectively.

<Interim consolidated income statements>

"Interest on refund of corporate tax", wwhich was included and reported in "other income" of non-operating expenses up to the previous interim consolidated accounting period, has been separately presented since the interim consolidated accounting period of the current fiscal year, as it exceeded ten-hundredths of the total non-operating income. For the first six-month accounting period of the current fiscal year, "interest on refund of corporate tax" was 2 million yen.

(7) Notes to Interim Consolidated Financial Statements

(Notes to Interim Consolidated Balance Sheets)

Prior interim consolidated accounting period (As of September 30, 2006)	This interim consolidated accounting period (As of September 30, 2007)	Prior consolidated fiscal year (As of March 31, 2007)
1. Cumulative depreciation of tangible fixed assets (Millions of yen) 47,253	1. Cumulative depreciation of tangible fixed assets (Millions of yen) 47,497	1. Cumulative depreciation of tangible fixed assets (Millions of yen) 46,508
2. Assets pledged as security (Millions of yen) (1) Pledged assets Loans receivable 272,246 <31,764> [24,512] (2) Secured liabilities Current portion of long-term loans 119,359 <19,519> [7,960] Long-term loans 140,297 <12,238> [3,980] Total 259,656 <31,757> [11,940] Figures in brackets represent amounts engaged in transferring assignment of claims and figures in the brackets "[ ]" represent amounts relating to securitization.	2. Assets pledged as security (Millions of yen) (1) Pledged assets Loans receivable 155,040 <12,241> [16,709] (2) Secured liabilities Current portion of long-term loans 86,972 <9,708> [3,980] Long-term loans 53,325 <2,530> [-] Total 140,297 <12,238> [3,980] Figures in brackets represent amounts engaged in transferring assignment of claims and figures in the brackets "[ ]" represent amounts relating to securitization.	2. Assets pledged as security (Millions of yen) (1) Pledged assets Loans receivable 211,371 <21,257> [21,934] (2) Secured liabilities Current portion of long-term loans 105,432 <14,597> [7,960] Long-term loans 91,951 <6,657> [-] Total 197,383 <21,254> [7,960] Figures in brackets represent amounts engaged in transferring assignment of claims and figures in the brackets "[ ]" represent amounts relating to securitization.
3. Bills matured on the last day of the interim consolidated accounting period As to accounting procedures for bills matured on the last day of the interim consolidated accounting period, they were settled on the date of clearance. However, the last day of the current interim consolidated accounting period fell on a banking holiday, therefore, 2 million yen of trade note receivables that matured on the last day of the interim consolidated accounting period are included in the balance at the end of the interim consolidated accounting period.	3. Bills matured on the last day of the interim consolidated accounting period As to accounting procedures for bills matured on the last day of the interim consolidated accounting period, they were settled on the date of clearance. However, the last day of the current interim consolidated accounting period fell on a banking holiday, therefore, 23 million yen of trade note receivables that matured on the last day of the interim consolidated accounting period are included in the balance at the end of the interim consolidated accounting period.	3. Bills matured on the last day of the consolidated accounting period As to accounting procedures for bills matured on the last day of the consolidated fiscal year, they were settled on the date of clearance. However, the last day of the current consolidated fiscal year fell on a banking holiday, therefore, 4 million yen of trade note receivables that matured on the last day of the fiscal year period are included in the balance at the end of the consolidated fiscal year.
4. Contingent liabilities Amount of guaranteed receivables of guarantee business (Millions of yen) Guaranteed receivables 98,754 Allowance for loss on guaranteed receivables 1,895 Net 96,858	4. Contingent liabilities Amount of guaranteed receivables of guarantee business (Millions of yen) Guaranteed receivables 113,317 Allowance for loss on guaranteed receivables 2,238 Net 111,079	4. Contingent liabilities Amount of guaranteed receivables of guarantee business (Millions of yen) Guaranteed receivables 105,977 Allowance for loss on guaranteed receivables 1,961 Net 104,015

Prior interim consolidated accounting period (As of September 30, 2006)	This Interim consolidated accounting period (As of September 30, 2007)	Prior consolidated fiscal year (As of March 31, 2007)
5. Commitment line contracts for loans receivables Loans extended by the Company and some of consolidated subsidiaries primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 908,451 million yen at the end of the interim accounting period. This included a total of 639,242 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the interim accounting period. A certain portion of revolving credit line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company and consolidated subsidiaries. Contracts contain provisions allowing the Company and consolidated subsidiaries to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.	5. Commitment line contracts for loans receivables Loans extended by the Company and some of consolidated subsidiaries primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 905,547 million yen at the end of the interim accounting period. This included a total of 646,708 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the interim accounting period. A certain portion of revolving credit line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company and consolidated subsidiaries. Contracts contain provisions allowing the Company and consolidated subsidiaries to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.	5. Commitment line contracts for loans receivables Loans extended by the Company and some of consolidated subsidiaries primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 905,420 million yen at the end of the fiscal year. This included a total of 653,978 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the fiscal year. A certain portion of revolving credit line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company and consolidated subsidiaries. Contracts contain provisions allowing the Company and consolidated subsidiaries to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.

Prior interim consolidated accounting period (As of September 30, 2006)	This interim consolidated accounting period (As of September 30, 2007)	Prior consolidated fiscal year (As of March 31, 2007)
6. Status of bad debts of loans receivable Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 3,547 millions of yen for debtors who have petitioned for bankruptcy as of the end of the interim consolidated accounting period, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts. In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 54,080 million yen. Under the policies stipulated in Japan's tax laws, 19,095 million yen of this amount would be classified as loans overdue by three months or more, 8,289 million yen as restructured loans and 26,694 million yen as loans no longer in arrears. Accrued interest on the loans of consolidated subsidiaries is added up according to the policies stipulated in Japan's corporation tax law, that of overseas consolidated subsidiaries is added up according to the policies stipulated in accounting standards applicable in countries where they operate.	6. Status of bad debts of loans receivable Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 2,860 millions of yen for debtors who have petitioned for bankruptcy as of the end of the interim consolidated accounting period, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts. In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 62,497 million yen. Under the policies stipulated in Japan's tax laws, 21,589 million yen of this amount would be classified as loans overdue by three months or more, 10,648 million yen as restructured loans and 30,258 million yen as loans no longer in arrears. Accrued interest on the loans of consolidated subsidiaries is added up according to the policies stipulated in Japan's corporation tax law, that of overseas consolidated subsidiaries is added up according to the policies stipulated in accounting standards applicable in countries where they operate.	6. Status of bad debts of loans receivable Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 3,246 millions of yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts. In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 65,333 million yen. Under the policies stipulated in Japan's tax laws, 20,750 million yen of this amount would be classified as loans overdue by three months or more, 9,571 million yen as restructured loans and 35,057 million yen as loans no longer in arrears. Accrued interest on the loans of consolidated subsidiaries is added up according to the policies stipulated in Japan's corporation tax law, that of overseas consolidated subsidiaries is added up according to the policies stipulated in accounting standards applicable in countries where they operate.

Prior interim consolidated accounting period (As of September 30, 2006)

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(7,317) 7,317	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and reorganization, and others.
Loans in arrears	(15,393) 69,473	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(20,294) 1,199	Loans other than the above that are overdue by three months or more.
Restructured loans	(67,411) 59,121	Loans other than above on which favorable terms have been granted, such as the waiving of interest.
Total	(110,418) 137,112	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

7. Financial assets received as freely disposable securities

The Company and some of its consolidated subsidiaries entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers.

Amount of marketable securities purchased (Stated as short-term loans)
21,791 million yen

Market value of marketable securities purchased at the end of the interim consolidated accounting period
21,787 million yen

This interim consolidated accounting period (As of September 30, 2007)

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(6,793) 6,793	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and reorganization, and others.
Loans in arrears	(21,466) 83,963	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(24,295) 2,706	Loans other than the above that are overdue by three months or more.
Restructured loans	(60,011) 49,362	Loans other than above on which favorable terms have been granted, such as the waiving of interest.
Total	(112,567) 142,826	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

7. Financial assets received as freely disposable securities

The Company entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers.

Amount of marketable securities purchased (Stated as short-term loans)
55,954 million yen

Market value of marketable securities purchased at the end of the interim consolidated accounting period
55,945 million yen

Prior consolidated fiscal year (As of March 31, 2007)

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(7,050) 7,050	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and reorganization, and others.
Loans in arrears	(21,034) 86,368	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(22,351) 1,645	Loans other than the above that are overdue by three months or more.
Restructured loans	(63,959) 54,388	Loans other than above on which favorable terms have been granted, such as the waiving of interest.
Total	(114,396) 149,453	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

7. Financial assets received as freely disposable securities

The Company and some of its consolidated subsidiaries entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers.

Amount of marketable securities purchased (Stated as short-term loans)
52,865 million yen

Market value of marketable securities purchased at the end of the consolidated fiscal year
52,930 million yen

Prior interim consolidated accounting period (As of September 30, 2006)	This interim consolidated accounting period (As of September 30, 2007)	Prior consolidated fiscal year (As of March 31, 2007)
8. Agreements for overdraft and commitment facilities For efficient procurement of working capital, the Company and some of its consolidated subsidiaries maintain overdraft contracts with 6 financial institutions and designated commitment line contracts with 19 financial institutions. As of the end of this interim consolidated accounting period, the unexercised portion of facilities based on these contracts was as follows. (Millions of yen) Agreed amount of agreement for overdraft and commitment line 279,433 Amount of borrowing 101,903 Unused amount 177,529	8. Agreements for overdraft and commitment facilities For efficient procurement of working capital, the Company and some of its consolidated subsidiaries maintain overdraft contracts with 5 financial institutions and designated commitment line contracts with 19 financial institutions. As of the end of this interim consolidated accounting period, the unexercised portion of facilities based on these contracts was as follows. (Millions of yen) Agreed amount of agreement for overdraft and commitment line 344,974 Amount of borrowing 123,150 Unused amount 221,824	8. Agreements for overdraft and commitment facilities For efficient procurement of working capital, the Company and some of its consolidated subsidiaries maintain overdraft contracts with 6 financial institutions and designated commitment line contracts with 18 financial institutions. As of the end of this consolidated fiscal year, the unexercised portion of facilities based on these contracts was as follows. (Millions of yen) Agreed amount of agreement for overdraft and commitment line 332,087 Amount of borrowing 107,888 Unused amount 224,199

(Notes to Interim Consolidated Financial Statements of Income)

Prior interim consolidated accounting period (From April 1, 2006 to September 30, 2006)	This interim consolidated accounting period (From April 1, 2007 to September 30, 2007)	Prior consolidated fiscal year (From April 1, 2006 to March 31, 2007)
1. Principal items of other financial income (Millions of yen) Interest on deposits 11 Interest on loans 16 Dividends received 1	1. Principal items of other financial income (Millions of yen) Interest on deposits 58 Interest on marketble securities 37 Interest on loans 138	1. Principal items of other financial income (Millions of yen) Interest on deposits 75 Interest on loans 79 Effect of currency exchange 17
2. Principal financial expenses (Millions of yen) Interest paid 6,901 Interest on straight bonds 2,430 Bond issue expenses 40	2. Principal financial expenses (Millions of yen) Interest paid 7,084 Interest on straight bonds 2,741 Bond issue expenses 183	2. Principal financial expenses (Millions of yen) Interest paid 14,047 Interest on straight bonds 4,889 Bond issue expenses 331
3. Principal items of operational expenses (Millions of yen) Advertising expenses 6,727 Provision for bad debts 55,260 Provision for loss on guarantee receivables 1,290 Provision for loss on interest repayments 13,155 Salaries 16,962 Retirement benefit expenses 780 Provision for directors' and corporate auditors' retirement benefits 49 Welfare expenses 2,090 Leases 6,853 Depreciation expenses 1,863 Fees 17,258	3. Principal items of operational expenses (Millions of yen) Advertising expenses 7,253 Provision for bad debts 65,001 Provision for loss on guarantee receivables 1,492 Loss on sales of loans receivable 4,285 Salaries 13,252 Retirement benefit expenses. 53 Provision for directors' and corporate auditors' retirement benefits 18 Welfare expenses 1,629 Leases 6,036 Depreciation expenses 1,689 Fees 17,100	3. Principal items of operational expenses (Millions of yen) Advertising expenses 13,491 Provision for bad debts 130,596 Provision for loss on guarantee receivables 1,960 Bad debt write-offs 5,039 Provision for loss on interest repayments 200,147 Salaries 31,892 Retirement benefit expenses 1,269 Provision for directors' and corporate auditors' retirement benefits 93 Welfare expenses 4,113 Leases 13,341 Depreciation expenses 3,772 Fees 36,111
4. Gains on sales of fixed assets represent profit from sales of equipment and furniture.	4. Breakdown of gains on sales of fixed assets (Millions of yen) Buildings and structures 10 Equipment and furniture 0 Land 16 Total 26	4. Breakdown of gains on sales of fixed assets (Millions of yen) Buildings and structures 2 Equipment and furniture 0 Land 2 Other tangible assets 0 Total 5
5. Breakdown of other extraordinary income (Millions of yen) Gains on maturity of investment trusts 22 Gains on sales of golf club membership 0 Total 22	5. —	5. Breakdown of other extraordinary income (Millions of yen) Gains on maturity of investment trusts 35 Gains on sales of golf club membership 0 Total 36
6. Loss on sales of fixed assets (Millions of yen) Buildings and structures 0 Equipment and furniture 3 Land 11 Other intangible asset 24 Total 40	6. Loss on sales of fixed assets (Millions of yen) Buildings and structures 0 Equipment and furniture 0 Land 2 Total 4	6. Loss on sales of fixed assets (Millions of yen) Buildings and structures 0 Equipment and furniture 4 Land 12 Other intangible asset 61 Total 78

Prior interim consolidated accounting period (From April 1, 2006 to September 30, 2006)	This interim consolidated accounting period (From April 1, 2007 to September 30, 2007)	Prior consolidated fiscal year (From April 1, 2006 to March 31, 2007)
7. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of signboards. The breakdown thereof is set out below: (Millions of yen) Buildings and structures 248 Equipment and furniture 24 Total 272	7. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of signboards. The breakdown thereof is set out below: (Millions of yen) Buildings and structures 494 Equipment and furniture 106 Total 601	7. Loss on disposal of fixed assets mainly consists of transfer of operating outlets, remodeling of interior and change of signboards. The breakdown thereof is set out below: (Millions of yen) Buildings and structures 324 Equipment and furniture 40 Other tangible fixed assets 0 Total 364
8. Impairment loss Our Group has reported impairment loss for this interim consolidated accounting period as below:	8. Impairment loss Our Group has reported impairment loss for this interim consolidated accounting period as below:	8. Impairment loss Our Group has reported impairment loss for this consolidated fiscal year as below:
(1) Assets recognized as having suffered impairment Location / Usage / Type Iwate Hachimantai City / Welfare/Leisure Facility / Land and Buildings etc. Shizuoka Hamamatsu City / Welfare/Leisure Facility / Land and Buildings etc. Mie Toba City / Welfare/Leisure Facility / Land and Buildings etc.	(1) Assets recognized as having suffered impairment Location / Usage / Type Hiroshima Hiroshima City / Leasehold Building / Land	(1) Assets recognized as having suffered impairment Location / Usage / Type Iwate Hachimantai City / Welfare/Leisure Facility / Land and Buildings etc. Shizuoka Hamamatsu City / Welfare/Leisure Facility / Land and Buildings etc. Mie Toba City / Welfare/Leisure Facility / Land and Buildings etc.
(2) Method of grouping assets The smallest units our Group has adopted for the grouping of fixed assets are as bellow: (a) For the loan business (part of our financial services business): regional business (b) For the installment sales finance business (part of our financial services business): business offices (c) For other financial or non-financial businesses: departments etc. For leasehold estate and property to be sold, the smallest units are the individual assets themselves. Our head office and welfare/leisure facilities for our employees are treated as common assets because they do not generate their own cash flows.	(2) Method of grouping assets With respect to business properties, the Group has adopted the business segment unit of "financial services business" and "other businesses" as the smallest unit for the grouping. For leasehold estate and property to be sold, the smallest units are the individual assets themselves. Our head office and welfare/leisure facilities for our employees are treated as common assets because they do not generate their own cash flows.	(2) Method of grouping assets The smallest units our Group has adopted for the grouping of fixed assets are as bellow: (a) For the loan business (part of our financial services business): regional business (b) For the installment sales finance business (part of our financial services business): business offices (c) For other financial or non-financial businesses: departments etc. For leasehold estate and property to be sold, the smallest units are the individual assets themselves. Our head office and welfare/leisure facilities for our employees are treated as common assets because they do not generate their own cash flows.
(3) Process through which impairment loss was recognized We recognized impairment loss on property to be sold because the sale prices were significantly lower than the assets' carrying values. No indications of impairment were observed in units comprising groups of assets, such as business departments and business offices.	(3) Process through which impairment loss was recognized We recognized impairment loss on some of leasehold estate where there had been a decline in the profitability.	(3) Process through which impairment loss was recognized We recognized impairment loss on property to be sold because the sale prices were significantly lower than the assets' carrying values. No indications of impairment were observed in units comprising groups of assets, such as business departments and business offices.
(4) Amounts of impairment loss (Millions of yen) Buildings and structures 6 Equipment and furniture 0 Land 1 Total 8	(4) Amounts of impairment loss (Millions of yen) Land 43	(4) Amounts of impairment loss (Millions of yen) Buildings and structures 6 Equipment and furniture 0 Land 1 Total 8

Prior interim consolidated accounting period (From April 1, 2006 to September 30, 2006)	This interim consolidated accounting period (From April 1, 2007 to September 30, 2007)	Prior consolidated fiscal year (From April 1, 2006 to March 31, 2007)
(5) Calculation of recovery price The recovery price is measured by either the higher of the sum of the expected future net cash flows or net realizable value. The sum of the expected future net cash flows is calculated by discounting at a rate of 7% the cash flows that the asset will generate in the future, while net realizable value is assessed by for example, a real estate appraiser.	(5) Calculation of recovery price The recovery price is measured by either the higher of the sum of the expected future net cash flows or net realizable value. The sum of the expected future net cash flows is calculated by discounting at a rate of 7% the cash flows that the asset will generate in the future, while net realizable value is assessed by, for example, a real estate appraiser.	(5) Calculation of recovery price The recovery price is measured by either the higher of the sum of the expected future net cash flows or net realizable value. The sum of the expected future net cash flows is calculated by discounting at a rate of 7% the cash flows that the asset will generate in the future, while net realizable value is assessed by, for example, a real estate appraiser.
9. —	9. —	9. Management restructuring expenses were expenses incurred in the reform of our cost structure, which was conducted in order to enhance business efficiency. A description of them is as follows: (Millions of yen) Special retirement benefit expenses: 14,312 Outplacement expenses: 818 Business promotion restructuring expenses: 2,851 Total: 17,982
10. Breakdown of other extraordinary losses (Millions of yen) Valuation loss of golf club memberships: 2 Provision for default of golf club memberships: 3 Loss on maturity of golf club memberships: 1 Temporary amortization of long-term prepaid expenses: 19 Total: 26	10. Breakdown of other extraordinary losses (Millions of yen) Provision for default of golf club memberships: 0 Loss on maturity of golf club memberships: 0 Temporary amortization of long-term prepaid expenses: 58 Total: 59	10. Breakdown of other extraordinary losses (Millions of yen) Loss on revaluation of inventories: 535 Valuation loss of golf club memberships: 2 Provision for default of golf club memberships: 3 Loss on maturity of golf club memberships: 1 Temporary amortization of long-term prepaid expenses: 20 Total: 562
11. Basis for classification of financial income and expenditure on the statements (1) Financial income stated as operating income include all financial income other than dividends and interest on investments in securities made by the Company and subsidiaries engaged in the financial service business. (2) Financial expenditure stated as operating expenses include all financial expenditure by the Company and subsidiaries engaged in financial services, other than interest payable which has no relationship to operating income.	11. Basis for classification of financial income and expenditure on the statements (1) Financial income stated as operating income include all financial income other than dividends and interest on investments in securities made by the Company and subsidiaries engaged in the financial service business. (2) Financial expenditure stated as operating expenses include all financial expenditure by the Company and subsidiaries engaged in financial services, other than interest payable which has no relationship to operating income.	11. Basis for classification of financial income and expenditure on the statements (1) Financial income stated as operating income include all financial income other than dividends and interest on investments in securities made by the Company and subsidiaries engaged in the financial service business. (2) Financial expenditure stated as operating expenses include all financial expenditure by the Company and subsidiaries engaged in financial services, other than interest payable which has no relationship to operating income.

(Notes to Interim Consolidated Statement of Changes in Net Assets)

Prior Interim Accounting Period (From April 1, 2006 to September 30, 2006)

(A) Matters related to issued shares

Type of shares	Prior consolidated fiscal year (As of March 31, 2006)	Increase	Decrease	This interim consolidated accounting period (As of September 30, 2006)
Common shares	159,628,280	—	—	159,628,280

(B) Matters related to treasury shares

Type of shares	Prior consolidated fiscal year (As of March 31, 2006)	Increase	Decrease	This interim consolidated accounting period (As of September 30, 2006)
Common shares	2,438,225	18	4,300	2,433,943

(Outline for the change)

18 shares of increase is owing to purchase of shares in units of less than 10.

4,300 shares of decrease is owing to exercising rights of stock options.

(C) Matters related to stock acquisition rights, etc

None

(D) Matters related to dividends

(a) Dividends paid

Resolution	Type of shares	Total amount of dividends (millions of yen)	Dividends per share (yen)	Basic date	Effective date
Annual shareholders' meeting as of June 22, 2006	Common shares	11,003	70.00	March 31,2006	June 23, 2006

(b) Dividends after the end of this interim consolidated accounting period of which basic date belongs to this interim consolidated accounting period

Resolution	Type of shares	Source of dividends	Total amount of dividends (million of yen)	Dividends per share (yen)	Basic date	Effective date
Board of directors as of November 8, 2006	Common shares	Earned surplus	11,003	70.00	September 30, 2006	December 8, 2006

This Interim Accounting Period (From April 1, 2007 to September 30, 2007)

(A) Matters related to issued shares

Type of shares	Prior consolidated fiscal year (As of March 31, 2007)	Increase	Decrease	This interim consolidated accounting period (As of September 30, 2007)
Common shares	159,628,280	—	—	159,628,280

(B) Matters related to treasury shares

Type of shares	Prior consolidated fiscal year (As of March 31, 2007)	Increase	Decrease	This interim consolidated accounting period (As of September 30, 2007)
Common shares	2,433,969	6	200	2,433,775

(Outline for the change)

6 shares of increase is owing to purchase of shares in units of less than 10.

200 shares of decrease is owing to exercising rights of stock options.

(C) Matters related to stock acquisition rights, etc

None

(D) Matters related to dividends

(a) Dividends paid

Resolution	Type of shares	Total amount of dividends (millions of yen)	Dividends per share (yen)	Basic date	Effective date
Annual shareholders' meeting as of June 27, 2007	Common shares	4,715	30.00	March 31, 2007	June 28, 2007

(b) Dividends after the end of this interim consolidated accounting period of which basic date belongs to this interim consolidated accounting period

Resolution	Type of shares	Source of dividends	Total amount of dividends (million of yen)	Dividends per share (yen)	Basic date	Effective date
Board of directors as of November 8, 2007	Common shares	Earned surplus	7,859	50.00	September 30, 2007	December 5, 2007

Prior consolidated fiscal year (From April 1, 2006 to March 31, 2007)

(A) Matters related to issued shares

Type of shares	Prior consolidated fiscal year (As of March 31, 2006)	Increase	Decrease	This consolidated fiscal year (As of March 31, 2007)
Common shares	159,628,280	–	–	159,628,280

(B) Matters related to treasury shares

Type of shares	Prior consolidated fiscal year (As of March 31, 2006)	Increase	Decrease	This consolidated fiscal year (As of March 31, 2007)
Common shares	2,438,225	44	4,300	2,433,969

(Outline for the change)

44 shares of increase is owing to purchase of shares in units of less than 10.

4,300 shares of decrease is owing to exercising rights of stock options.

(C) Matters related to stock acquisition rights, etc

None

(D) Matters related to dividends

(a) Dividends paid

Resolution	Type of shares	Total amount of dividends (millions of yen)	Dividends per share (yen)	Basic date	Effective date
Annual shareholders' meeting as of June 22, 2006	Common shares	11,003	70.00	March 31,2006	June 23, 2006
Board of directors as of November 8, 2006	Common shares	11,003	70.00	September 30, 2006	December 8, 2006

(b) Dividends after the end of this consolidated fiscal year of which basic date belongs to this consolidated fiscal year

Resolution	Type of shares	Source of dividends	Total amount of dividends (million of yen)	Dividends per share (yen)	Basic date	Effective date
Annual shareholders' meeting as of June 27, 2007	Common shares	Earned surplus	4,715	30.00	March 31, 2007	June 28, 2007

(Notes to Interim Consolidated Statements of Cash Flows)

Prior interim consolidated accounting period (From April 1, 2006 to September 30, 2006)	This interim consolidated accounting period (From April 1, 2007 to September 30, 2007)	Prior consolidated fiscal year (From April 1, 2006 to March 31, 2007)
1. Relationship between cash and cash equivalents at the end of the accounting period and consolidated balance sheet items as of September 30, 2006.	1. Relationship between cash and cash equivalents at the end of the accounting period and consolidated balance sheet items as of September 30, 2007.	1. Relationship between cash and cash equivalents at the end of the year and consolidated balance sheet items as of March 31, 2007.

Prior interim consolidated accounting period (Millions of yen)

Cash and time deposits	74,854
Marketable securities	28
Short-term loans	21,791
Shares, bonds and stock investment trusts, maturing more than three months after the date of purchase	(28)
Cash and cash equivalents	96,646

This interim consolidated accounting period (Millions of yen)

Cash and time deposits	74,083
Marketable securities	25,545
Short-term loans	55,954
Time deposits and certificates of which term of deposit is more than three months	(600)
Shares, bonds and stock investment trusts, maturing more than three months after the date of purchase	(545)
Cash and cash equivalents	154,438

Prior consolidated fiscal year (Millions of yen)

Cash and time deposits	93,418
Marketable securities	35
Short-term loans	52,965
Shares, bonds and stock investment trusts, maturing more than three months after the date of purchase	(35)
Cash and cash equivalents	146,383

(Segment Information)

(A) Business segment information

Prior interim consolidated accounting period (from April 1, 2006 to September 30, 2006), this interim consolidated accounting period (from April 1, 2007 to September 30, 2007), and prior consolidated fiscal year (from April 1, 2006 to March 31, 2007)

Detailed business segment information is omitted as operating income, operating profit and assets in financial service business account for more than 90% of total consolidated operating income, consolidated operating profit and total assets across all segments.

(B) Geographical segment information

Prior interim consolidated accounting period (from April 1, 2006 to September 30, 2006), this interim consolidated accounting period (from April 1, 2007 to September 30, 2007), and prior consolidated fiscal year (from April 1, 2006 to March 31, 2007)

Geographical segment information is omitted as sales and assets in Japan account for more than 90% of total consolidated sales and total consolidated assets across all segments.

(C) Overseas sales

Prior interim consolidated accounting period (from April 1, 2006 to September 30, 2006), this interim consolidated accounting period (from April 1, 2007 to September 30, 2007), and prior consolidated fiscal year (from April 1, 2006 to March 31, 2007)

Overseas sales information is omitted as overseas sales account for less than 10% of total consolidated sales.

(Lease Transactions)

Prior interim consolidated accounting period (From April 1, 2006 to September 30, 2006)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

(1) Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment	152	82	70
Equipment and furniture	3,119	2,254	865
Total	3,272	2,336	935

(2) Equivalent balance of the unaccrued lease fees

(Millions of yen)

Within a year	552
More than 1 year	401
Total	954

(3) Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fees payable	472
Equivalent of depreciation	451
Equivalent of interest payable	12

(4) Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

(5) Method of calculation of equivalent of interest

The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

2. —

This interim consolidated accounting period (From April 1, 2007 to September 30, 2007)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

(1) Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment	99	65	33
Equipment and furniture	1,771	1,295	476
Total	1,871	1,360	510

(2) Equivalent balance of the unaccrued lease fees

(Millions of yen)

Within a year	267
More than 1 year	254
Total	522

(3) Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fees payable	269
Equivalent of depreciation	258
Equivalent of interest payable	7

(4) Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

(5) Method of calculation of equivalent of interest

The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

2. Further payments under operating lease transaction unaccrued lease fees

(Millions of yen)

Within a year	51
More than 1 year	10
Total	61

Prior consolidated fiscal year (From April 1, 2006 to March 31, 2007)

1. Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee

(1) Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

(Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment	124	81	42
Equipment and furniture	2,049	1,394	655
Total	2,173	1,476	697

(2) Equivalent balance of the unaccrued lease fees

(Millions of yen)

Within a year	409
More than 1 year	302
Total	711

(3) Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

Lease fees payable	794
Equivalent of depreciation	758
Equivalent of interest payable	22

(4) Method of calculation of equivalent of depreciation

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

(5) Method of calculation of equivalent of interest

The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

2. —

(Marketable Securities)

(A) Bonds held to maturity with market quotations

(Millions of yen)

Term / Item	Prior interim consolidated accounting period (As of September 30, 2006)			This interim consolidated accounting period (As of September 30, 2007)			Prior consolidated fiscal year (As of March 31, 2007)		
	Book Value	Market Price	Unrealized gain (loss)	Book Value	Market Price	Unrealized gain (loss)	Book Value	Market Price	Unrealized gain (loss)
(a) Government/municipal	—	—	—	—	—	—	—	—	—
(b) Corporate	—	—	—	—	—	—	—	—	—
(c) Miscellaneous	4,000	4,047	47	—	—	—	4,000	4,022	22
Tota	4,000	4,047	47	—	—	—	4,000	4,022	22

Note: Securities held to maturity possessed at the end of the previous interim consolidated accounting period have been redeemed before maturity during the first six-month accounting period of the current consolidated fiscal year.

(B) Other marketable securities with market quotation

(Millions of yen)

Term / Item	Prior interim consolidated accounting period (As of September 30, 2006)			This interim consolidated accounting period (As of September 30, 2007)			Prior consolidated fiscal year (As of March 31, 2007)		
	Original Cost	Book Value	Unrealized gain (loss)	Original Cost	Book Value	Unrealized gain (loss)	Original Cost	Book Value	Unrealized gain (loss)
(a) Stocks	57,645	76,958	19,312	33,173	44,823	11,650	42,839	64,692	21,852
(b) Bonds									
Government/municipal	82	84	2	83	84	1	83	84	1
Corporate	—	—	—	—	—	—	—	—	—
Miscellaneous	—	—	—	—	—	—	—	—	—
(c) Other	1,575	1,823	247	1,584	1,795	211	1,578	1,871	292
Total	59,304	78,866	19,562	34,840	46,703	11,863	44,501	66,647	22,146

Note: In the prior interim consolidated accounting period, impairment loss of 13 million yen was recorded with respect to other securities with market prices.

In this interim consolidated accounting period, impairment loss of 16,684 million yen was recorded with respect to other securities with market prices.

In prior consolidated fiscal year, impairment loss of 14,773 million yen was recorded with respect to other securities with market prices.

Impairment losses on stocks are written off when the market price of a given stock fell more than 50% of original cost and the market price is deemed unlikely to recover the level of the original cost. Impairment losses on stocks are also written off when the market price did not recover the fall out ratio of 30% for one year after the market price of a given stock fell more than 30% to below 50% of original cost and the market price is deemed unlikely to recover the level of the original cost.

(C) Principal marketable securities where there is no market quotation

(Millions of yen)

Term / Item	Prior interim consolidated accounting period (As of September 30, 2006)	This interim consolidated accounting period (As of September 30, 2007)	Prior consolidated fiscal year (As of March 31, 2007)
	Amount recorded on consolidated balance sheet	Amount recorded on consolidated balance sheet	Amount recorded on consolidated balance sheet
Other marketable securities			
Unlisted securities (excluding OTC securities)	419	687	686
Investments in investment partnerships	693	181	255
Certificate of deposit	—	25,000	—

Derivative Transaction

Prior interim consolidated accounting period (from April 1, 2006 to September 30, 2006), this interim consolidated accounting period (from April 1, 2007 to September 30, 2007), and prior consolidated fiscal year (from April 1, 2006 to March 31, 2007)

Market value information is not required as all of the Company and consolidated subsidiaries' derivative transactions are accounted for as hedging transactions.

(Footnotes to Statistics per Share)

Prior interim consolidated accounting period (From April 1, 2006 to September 30, 2006)	This interim consolidated accounting period (From April 1, 2007 to September 30, 2007)	Prior consolidated fiscal year (From April 1, 2006 to March 31, 2007)
(Yen) Net assets per share 3,910.19 Net income per share (1,794.86) Net income per share diluted is not presented since net loss is recorded. (Additional Information) "ASBJ Statement No.2 (revised on January 31, 2006) Accounting Standard for Earnings per Share", and its "Implementation Guidance - ASBJ Guidance No.4 (revised on January 31, 2006), Guidance on Accounting Standard for Earnings per Share" have been applied from this interim consolidated accounting period. Net asset value per share of the this consolidated accounting period computed in accordance with the traditional method is 3,910.21 yen.	(Yen) Net assets per share 2,950.03 Net income per share 158.05 Net income per share diluted 158.05	(Yen) Net assets per share 2,863.16 Net income per share (2,786.19) Net income per share diluted is not presented since net loss is recorded. (Additional Information) "ASBJ Statement No.2 (revised on January 31, 2006) Accounting Standard for Earnings per Share", and its "Implementation Guidance - ASBJ Guidance No.4 (revised on January 31, 2006), Guidance on Accounting Standard for Earnings per Share" have been applied from this consolidated fiscal year. Net asset value per share of the this consolidated fiscal year computed in accordance with the traditional method is 2,863.13 yen.

(Note)

1. Net assets per share is calculated based on the following data.

	Prior interim consolidated accounting period (As of September 30, 2006)	This interim consolidated accounting period (As of September 30, 2007)	Prior consolidated fiscal year (As of March 31, 2007)
Total net assets (millions of yen)	621,969	471,325	457,165
The amounts deducted from total net assets (millions of yen) [Minority interests included in the above] (millions of yen)	7,309 [7,309]	7,597 [7,597]	7,091 [7,091]
Amounts of net assets related to common shares at the end of accounting period (millions of yen)	614,660	463,728	450,073
Number of shares issued within common shares	159,628,280 shares	159,628,280 shares	159,628,280 shares
Number of treasury shares within common shares	2,433,943 shares	2,433,775 shares	2,433,969 shares
Number of common shares to calculate net assets per share at the end of accounting period	157,194,337 shares	157,194,505 shares	157,194,311 shares

2. Net income (loss) per share and net income (loss) per share diluted are calculated based on the following data.

	Prior interim consolidated accounting period From April 1, 2006 to September 30, 2006	This interim consolidated accounting period From April 1, 2007 to September 30, 2007	Prior consolidated fiscal year From April 1, 2006 to March 31, 2007
Net income (loss) per share			
Net income (loss) (millions of yen)	(282,140)	24,845	(437,972)
Net income not available to common shareholders (millions of yen)	–	–	–
Net income (loss) related to common shares (millions of yen)	(282,140)	24,845	(437,972)
Weighted average number of common shares during accounting period	157,193,605 shares	157,194,493 shares	157,193,966 shares
Net income (loss) per share diluted			
Net income effect of dilutive securities (millions of yen)	–	(0)	–
Number of increase of common shares	–	–	–
Residual securities which do not dilute net income per share	Stock options (treasury stock method) 304,800 shares	Stock options of filing company (treasury stock method) 301,400 shares Stock options of filing company (stock acquisition rights) 123,110 shares	Stock options of filing company (treasury stock method) 303,800 shares Stock options of filing company (stock acquisition rights) 124,110 shares Stock options of consolidated subsidiary (stock acquisition rights) 65 shares

5. Actual Results

(1) Operating income by segment

(Millions of yen)

Item \ Term	Prior interim consolidated accounting period (From April 1, 2006 to September 30, 2006) Amount	Composition Ratio	This interim consolidated accounting period (From April 1, 2007 to September 30, 2007) Amount	Composition Ratio	Change (YOY) Amount	Percentage	Prior consolidated fiscal year (From April 1, 2006 to March 30, 2007) Amount	Composition Ratio
		%		%		%		%
Financial business	212,642	98.5	193,739	98.5	(18,903)	(8.9)	416,479	98.3
Loan business	191,567	88.7	173,275	88.1	(18,291)	(9.5)	374,590	88.4
Credit card business	3,125	1.5	2,831	1.5	(294)	(9.4)	6,128	1.4
Installment sales finance business	5,185	2.4	4,198	2.1	(987)	(19.0)	10,106	2.4
Guarantee business	4,289	2.0	5,169	2.6	880	20.5	9,244	2.2
Loan servicing business	7,226	3.3	7,832	4.0	606	8.4	13,827	3.3
Others	1,247	0.6	431	0.2	(816)	(65.4)	2,581	0.6
Other business	3,237	1.5	2,914	1.5	(322)	(10.0)	7,173	1.7
Rental business	2,167	1.0	2,174	1.1	7	0.4	4,489	1.1
Others	1,070	0.5	740	0.4	(330)	(30.9)	2,684	0.6
Total	215,880	100.0	196,654	100.0	(19,226)	(8.9)	423,652	100.0

(2) Other statistics

(A) Receivables outstanding

(Millions of yen)

Item \ Term	Prior interim consolidated accounting period (As of September 30, 2006)	This interim consolidated accounting period (As of September 30, 2007)	Prior consolidated fiscal year (As of March 31, 2007)	Change (YTD) Amount	Percentage
					%
Loan business	1,692,422	1,561,499	1,632,310	(70,811)	(4.3)
Credit card business	47,111	41,710	44,842	(3,131)	(7.0)
Credit card	46,531	41,174	44,268	(3,093)	(7.0)
Others	579	536	574	(37)	(6.6)
Installment sales finance business	66,926	52,146	56,986	(4,840)	(8.5)
Loan servicing business	20,898	27,301	25,788	1,512	5.9
Total	1,827,358	1,682,657	1,759,927	(77,270)	(4.4)

(B) Number of customer accounts

Item \ Term	Prior interim consolidated accounting period (As of September 30, 2006)	This interim consolidated accounting period (As of September 30, 2007)	Prior consolidated fiscal year (As of March 31, 2007)	Change (YTD) Amount	Percentage
					%
Loan business	3,464,188	3,334,656	3,435,586	(100,930)	(2.9)
Credit card business	1,291,331	1,021,168	1,181,806	(160,638)	(13.6)
Credit card	1,285,319	1,015,694	1,175,910	(160,216)	(13.6)
Others	6,012	5,474	5,896	(422)	(7.2)
Installment sales finance business	485,142	391,131	421,554	(30,423)	(7.2)
Loan servicing business	217,410	268,995	226,271	42,724	18.9
Rental Business	[5,025]	[4,676]	[7,629]	[(349)]	[(6.9)]

Notes: The definition of number of customer accounts is as follows,

(1) Loan business: The number of loan accounts with loan balance outstanding
(2) Credit card business: Cardholder of ACOM MasterCard®
(3) Installment sales finance business: Number of contracts with receivables outstanding
(4) Loan servicing business: Number of accounts for purchased loans
(5) Rental business: Number of users during the accounting period

(C) Others

Item \ Term	Prior interim consolidated accounting period (As of September 30, 2006)	This interim consolidated accounting period (As of September 30, 2007)	Prior consolidated fiscal year (As of March 31, 2007)	Change (YTD) Amount	Percentage
					%
Number of outlets	2,146	1,802	1,915	(113)	(5.9)
Number of employees	6,814	5,861	5,907	(46)	(0.8)
Allowance for bad debts (Millions of yen)	106,041	132,027	128,798	3,228	2.5
Allowance for loss on guaranteed receivables (Millions of yen)	1,895	2,238	1,961	276	14.1
Allowance for loss on interest repayments (Millions of yen)	357,500	424,033	490,000	(65,966)	(13.5)
Bad debt write-offs (Millions of of yen)	[48,865]	[63,583]	[107,765]	[14,718]	[30.1]
Interest repayments (Millions of yen)	[29,655]	[65,966]	[84,147]	[36,311]	[122.4]

Notes: The amount of allowance for bad debts counted in "Investment and other assets" on the balance sheets is included in "Allowance for bad debts" in the table above.

6. Non-consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

(Millions of yen)

Subject \ Term	Prior interim accounting period (As of September 30, 2006)		This interim accounting period (As of September 30, 2007)		Prior fiscal year (As of March 31, 2007)		Changes (YTD)	
	Amount	Composition Ratio	Amount	Composition Ratio	Amount	Composition Ratio	Amount	Percentage
		%		%		%		%
(Assets)								
I. Current Assets	1,710,611	89.7	1,556,695	90.2	1,676,443	90.1	(119,748)	(7.1)
Cash and time deposits	58,253		59,956		78,836		(18,880)	(23.9)
Loans receivable	1,571,342		1,406,946		1,494,399		(87,453)	(5.9)
Installment accounts receivable	84,739		41,174		76,423		(35,248)	(46.1)
Merchandise	3,721		1,717		1,963		(246)	(12.5)
Deferred tax assets	42,990		58,348		58,198		150	0.3
Other current assets	45,770		108,311		85,502		23,809	26.7
Allowance for bad debts	(96,206)		(119,760)		(118,880)		(880)	0.7
II. Fixed Assets	195,588	10.3	168,751	9.8	184,841	9.9	(16,270)	(8.8)
Tangible fixed assets	37,331		33,089		34,964		(1,874)	(5.4)
Land	6,488		6,413		6,441		(27)	(0.4)
Other tangible fixed assets	30,843		26,675		28,523		(1,847)	(6.5)
Intangible fixed assets	991		947		965		(18)	(1.9)
Investments and other assets	159,464		136,474		151,031		(14,557)	(9.6)
Allowance for bad debts	(2,200)		(1,940)		(2,120)		180	(8.5)
Total Assets	1,906,199	100.0	1,725,266	100.0	1,861,285	100.0	(136,018)	(7.3)
(Liabilities)								
I. Current liabilities	324,256	17.0	257,121	14.9	281,426	15.1	(24,305)	(8.6)
Notes and accounts payable	1,068		477		1,131		(654)	(57.8)
Short-term loans	—		—		20,000		(20,000)	—
Current portion of long-term loans	182,685		175,989		164,382		11,607	7.1
Commercial paper	60,000		—		40,000		(40,000)	—
Current portion of bonds and notes	35,000		60,000		30,000		30,000	100.0
Deferred tax liabilities	22,800		4,174		72		4,101	—
Allowance for loss on debt guarantees	3,810		3,650		3,670		(20)	(0.5)
Deferred income on installment sales	4,574		—		3,893		(3,893)	—
Other current liabilities	14,317		12,830		18,277		(5,446)	(29.8)
II. Fixed liabilities	971,949	51.0	1,014,120	58.8	1,136,060	61.1	(121,940)	(10.7)
Straight bonds	200,000		220,000		230,000		(10,000)	(4.3)
Long-term loans	403,467		364,597		404,205		(39,608)	(9.8)
Allowance for directors' and corporate auditors' retirement benefits	733		655		764		(108)	(14.3)
Allowance for loss on interest repayments	357,500		424,033		490,000		(65,966)	(13.5)
Other fixed liabilities	10,248		4,834		11,091		(6,256)	(56.4)
Total liabilities	1,296,205	68.0	1,271,241	73.7	1,417,487	76.2	(146,245)	(10.3)

(Millions of yen)

Subject \ Term	Prior interim accounting period (As of September 30, 2006)		This interim accounting period (As of September 30, 2007)		Prior fiscal year (As of March 31, 2007)		Changes (YTD)	
	Amount	Composition Ratio	Amount	Composition Ratio	Amount	Composition Ratio	Amount	Percentage
		%		%		%		%
(Net assets)								
I. Shareholders' equity	598,391	31.4	447,020	25.9	430,666	23.1	16,353	3.8
Common stock	63,832	3.4	63,832	3.7	63,832	3.4	—	—
Capital surplus	76,010	4.0	76,010	4.4	76,010	4.1	(0)	(0.0)
Additional paid-in capital	72,322		72,322		72,322		—	—
Other capital surplus	3,688		3,687		3,688		(0)	(0.0)
Earned surplus	477,056	25.0	325,684	18.9	309,331	16.6	16,352	5.3
Legal reserve	4,320		4,320		4,320		—	—
Other earned surplus	472,735		321,363		305,010		16,352	5.4
Reserve fund	720,000		285,000		720,000		(435,000)	(60.4)
Earned surplus brought forward	(247,264)		36,363		(414,989)		451,352	—
Treasury stock	(18,508)	(1.0)	(18,507)	(1.1)	(18,508)	(1.0)	1	(0.0)
II. Valuation and translation adjustments	11,602	0.6	7,004	0.4	13,131	0.7	(6,127)	(46.7)
Securities valuation adjustment	11,602	0.6	7,004	0.4	13,131	0.7	(6,127)	(46.7)
Total net assets	609,994	32.0	454,024	26.3	443,797	23.8	10,226	2.3
Total liabilities and net assets	1,906,199	100.0	1,725,266	100.0	1,861,285	100.0	(136,018)	(7.3)

(2) Non-Consolidated Income Statements

(Millions of yen)

Term / Subject	Prior interim accounting period (From April 1, 2006 to September 30, 2006) Amount	Percentage	This interim accounting period (From April 1, 2007 to September 30, 2007) Amount	Percentage	Change (YOY) Amount	Percentage	Prior fiscal year (From April 1, 2006 to March 31, 2007) Amount	Percentage
		%		%		%		%
I. Operating income	190,906	100.0	166,528	100.0	(24,378)	(12.8)	370,769	100.0
Interest on loans receivable	177,020		154,323		(22,697)	(12.8)	342,908	
Fees from credit card business	2,955		2,624		(330)	(11.2)	5,770	
Fees from installment sales finance business	1,913		–		(1,913)	–	3,492	
Fees on guaranteed loans receivable	4,780		5,046		266	5.6	9,746	
Other financial income	27		230		203	751.1	166	
Sales	–		171		171	–	722	
Other operating income	4,209		4,131		(77)	(1.8)	7,962	
II. Operating expenses	134,113	70.3	119,285	71.6	(14,827)	(11.1)	459,762	124.0
Financial expenses	8,511	4.5	8,207	4.9	(304)	(3.6)	16,928	4.6
Cost of sales	–		246	0.1	246	–	1,223	0.3
Other operating expenses	125,602	65.8	110,832	66.6	(14,769)	(11.8)	441,610	119.1
Operating profit (loss)	56,793	29.7	47,242	28.4	(9,550)	(16.8)	(88,992)	(24.0)
III. Non-operating income	1,638	0.9	1,693	1.0	54	3.3	3,046	0.8
IV. Non-operating expenses	62	0.0	145	0.1	82	131.5	236	0.0
Income before extraordinary items	58,369	30.6	48,790	29.3	(9,578)	(16.4)	(86,183)	(23.2)
V. Extraordinary income	242	0.1	3,496	2.1	3,253	–	269	0.0
VI. Extraordinary losses	317,461	166.3	17,453	10.5	(300,008)	(94.5)	350,835	94.6
Income (loss) before income taxes	(258,849)	(135.6)	34,834	20.9	293,683	–	(436,749)	(117.8)
Income taxes (corporation tax, inhabitants' tax and enterprise tax)	22,330		65		(22,265)		16,353	
Prior fiscal year corporate taxes, etc.	–	12.5	9,060	5.4	9,060	(62.4)	–	0.7
Deferred income taxes	1,563		(148)		(1,711)		(13,638)	
Net income (loss)	(282,742)	(148.1)	25,857	15.5	308,600	–	(439,463)	(118.5)

(3) Summarized Non-Consolidated Statement of Changes in Net Assets
Prior interim accounting period (From April 1, 2006 to September 30, 2006)

(Millions of yen)

	Shareholders' Equity			
		Capital Surplus		
	Common Stock	Additional paid-in capital	Other capital surplus	Total capital surplus
Balance as of March 31, 2006	63,832	72,322	3,697	76,020
Changes during the accounting period				
Dividends from surplus (Note)				
Bonuses to directors (Note)				
Additions to voluntary reserve (Note)				
Net income (loss) for the accounting period				
Acquisition of treasury stock				
Disposal of treasury stock			(9)	(9)
Total changes during the accounting period	—	—	(9)	(9)
Balance as of September 30, 2006	63,832	72,322	3,688	76,010

	Shareholders' Equity					
	Retained earnings					
		Other earned surplus				
	Legal reserve	Reserve fund	Retained earnings brought forward	Total retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	4,320	690,000	76,515	770,836	(18,538)	892,150
Changes during the accounting period						
Dividends from surplus (Note)			(11,003)	(11,003)		(11,003)
Bonuses to directors (Note)			(34)	(34)		(34)
Additions to voluntary reserve (Note)		30,000	(30,000)	—		—
Net income (loss) for the accounting period			(282,742)	(282,742)		(282,742)
Acquisition of treasury stock					(0)	(0)
Disposal of treasury stock					30	21
Total changes during the accounting period	—	30,000	(323,780)	(293,780)	30	(293,759)
Balance as of September 30, 2006	4,320	720,000	(247,264)	477,056	(18,508)	598,391

	Valuation and translation adjustments		Total net assets
	Securities valuation adjustment	Total valuation and translation adjustments	
Balance as of March 31, 2006	31,258	31,258	923,408
Changes during the accounting period			
Dividends from surplus (Note)			(11,003)
Bonuses to directors (Note)			(34)
Additions to voluntary reserve (Note)			—
Net income (loss) for the accounting period			(282,742)
Acquisition of treasury stock			(0)
Disposal of treasury stock			21
Net changes of items other than shareholders' equity during the accounting period	(19,655)	(19,655)	(19,655)
Total changes during the accounting period	(19,655)	(19,655)	(313,414)
Balance as of September 30, 2006	11,602	11,602	609,994

Note: Items represent disposal of retained earnings at the Annual Shareholders Meeting in June 2006.

This interim accounting period (From April 1, 2007 to September 30, 2007)

(Millions of yen)

	Shareholders' Equity			
		Capital Surplus		
	Common Stock	Additional paid-in capital	Other capital surplus	Total capital surplus
Balance as of March 31, 2007	63,832	72,322	3,688	76,010
Changes during the accounting period				
Dividends from surplus				
Reversal of reserve fund				
Net income (loss) for the accounting period				
Acquisition of treasury stock				
Disposal of treasury stock			(0)	(0)
Decrease in earned surplus due to division of business				
Total changes during the accounting period	—	—	(0)	(0)
Balance as of September 30, 2007	63,832	72,322	3,687	76,010

	Shareholders' Equity					
	Retained earnings					
		Other earned surplus				
	Legal reserve	Reserve fund	Retained earnings brought forward	Total retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2007	4,320	720,000	(414,989)	309,331	(18,508)	430,666
Changes during the accounting period						
Dividends from surplus			(4,715)	(4,715)		(4,715)
Reversal of reserve fund		(435,000)	435,000	—		—
Net income (loss) for the accounting period			25,857	25,857		25,857
Acquisition of treasury stock					(0)	(0)
Disposal of treasury stock					1	0
Decrease in earned surplus due to division of business			(4,788)	(4,788)		(4,788)
Total changes during the accounting period	—	(435,000)	451,352	16,352	1	16,353
Balance as of September 30, 2007	4,320	285,000	36,363	325,684	(18,507)	447,020

	Valuation and translation adjustments		Total net assets
	Securities valuation adjustment	Total valuation and translation adjustments	
Balance as of March 31, 2007	13,131	13,131	443,797
Changes during the accounting period			
Dividends from surplus			(4,715)
Reversal of reserve fund			—
Net income (loss) for the accounting period			25,857
Acquisition of treasury stock			(0)
Disposal of treasury stock			0
Decrease in earned surplus due to division of business			(4,788)
Net changes of items other than shareholders' equity during the accounting period	(6,127)	(6,127)	(6,127)
Total changes during the accounting period	(6,127)	(6,127)	10,226
Balance as of September 30, 2007	7,004	7,004	454,024

Prior fiscal year (From April 1, 2006 to March 31, 2007)

(Millions of yen)

	Shareholders' Equity			
		Capital Surplus		
	Common Stock	Additional paid-in capital	Other capital surplus	Total capital surplus
Balance as of March 31, 2006	63,832	72,322	3,697	76,020
Changes during the accounting period				
Dividends from surplus (Note)				
Dividends from surplus				
Bonuses to directors (Note)				
Additions to voluntary reserve (Note)				
Net income (loss) for the accounting period				
Acquisition of treasury stock				
Disposal of treasury stock			(9)	(9)
Total changes during the accounting period	–	–	(9)	(9)
Balance as of March 31, 2007	63,832	72,322	3,688	76,010

	Shareholders' Equity					
	Retained earnings					
		Other earned surplus				
	Legal reserve	Reserve fund	Retained earnings brought forward	Total retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	4,320	690,000	76,515	770,836	(18,538)	892,150
Changes during the accounting period						
Dividends from surplus (Note)			(11,003)	(11,003)		(11,003)
Dividends from surplus			(11,003)	(11,003)		(11,003)
Bonuses to directors (Note)			(34)	(34)		(34)
Additions to voluntary reserve (Note)		30,000	(30,000)	–		–
Net income (loss) for the accounting period			(439,463)	(439,463)		(439,463)
Acquisition of treasury stock					(0)	(0)
Disposal of treasury stock					30	21
Total changes during the accounting period	–	30,000	(491,504)	(461,504)	30	(461,483)
Balance as of March 31, 2007	4,320	720,000	(414,989)	309,331	(18,508)	430,666

	Valuation and translation adjustments		Total net assets
	Securities valuation adjustment	Total valuation and translation adjustments	
Balance as of March 31, 2006	31,258	31,258	923,408
Changes during the accounting period			
Dividends from surplus (Note)			(11,003)
Dividends from surplus			(11,003)
Bonuses to directors (Note)			(34)
Additions to voluntary reserve (Note)			–
Net income (loss) for the accounting period			(439,463)
Acquisition of treasury stock			(0)
Disposal of treasury stock			21
Net changes of items other than shareholders' equity during the accounting period	(18,127)	(18,127)	(18,127)
Total changes during the accounting period	(18,127)	(18,127)	(479,611)
Balance as of March 31, 2007	13,131	13,131	443,797

Note: Items represent disposal of retained earnings at the Annual Shareholders Meeting in June 2006.

(4) Significant Items Relating to the Preparation of Non-Consolidated Financial Statements

(A) Valuation and computation of significant assets

(a) Marketable securities

Securities of subsidiaries and affiliates ... Cost as determined by the moving average method

Securities held to maturity...Amortized cost method (straight-line method)

Other marketable securities

Where there is a market price

Market value as determined by the quoted price at the end of the interim accounting period

(The difference between the carrying value and the market value is included in equity.)

(Cost of securities sold is computed using the moving average method.)

Where there is no market price

Cost determined by the moving average method

The equity in limited investment partnership and other similar partnership (deemed as securities by the Article 2, Section 2 of the Securities and Exchange Law) is accounted for by the equity method, based on its latest financial statements available considering the closing dates stipulated by the respective partnership contracts.

(b) Inventories

Merchandise ... Cost on an individual specified cost basis

(c) Derivative transactions

Swap transaction ... Market value

(B) Depreciation of the fixed assets

(a) Tangible fixed assets and building and structures in trust ... Declining balance method

(Additional information)

In association with the reform of the corporation tax law, tangible fixed assets of which depreciation had been completed up to the allowable limit of 5% from among fixed assets acquired before March 31, 2007 based on the former corporation tax law, residual values have been amortized in equal installments over the five-year period in depreciation expenses from the next consoolidated fiscal year when amortization of each assets was completed. Due to such change, our operating profit, income before extraordinary items and interim net income before income tax each decreased by 61 million yen.

(b) Intangible fixed assets ... Straight-line method

(c) Long-term prepaid expenses ... Amortized in equal installments

(C) Basis for calculating allowances

(a) Allowance for bad debts

In providing allowance for bad debts, the Company makes an allowance for ordinary bad debts based on the historical rate of default. For specific debts where recovery is doubtful, the Company considers the likelihood of recovery on an individual basis, making an allowance for the amount regarded as irrecoverable.

(b) Allowance for loss on guaranteed receivables

In providing allowance for loss on guaranteed receivables, the Company makes an allowance as necessary having considered the likelihood of losses at the end of the this interim accounting period.

(c) Allowance for loss on interest repayments

In order to prepare for potential loss on interest repayments in the future, ACOM Group estimates and provides a reasonable amount of allowance for loss on interest repayments in consideration of the past actual results and the latest conditions of such interest repayments.

(d) Allowance for retirement benefits

The Company makes provisions for retirement benefits based on projected retirement obligations and pension fund asset at the balance sheet date. Adjustments are made to determine the amounts applicable to the end of this interim accounting period.

Actuarial losses have been recognized evenly over the five years (a period not exceeding the expected average remaining working lives of the employees) following the respective fiscal years when such losses are identified.

As projected pension fund asset exceeds the adjusted amounts of projected benefit obligation by unrecognized projected past service liabilities and unrecognized actuarial gains or losses, the surplus is included in the balance of prepaid pension expenses.

(e) Allowance for directors' and statutory auditors' retirement benefits

The Company makes provisions for directors' and statutory auditors' retirement benefits at the end of this interim accounting period in accordance with the Company's internal rules.

(D) Currency translation standards for significant foreign-currency-denominated assets or liabilities

Foreign-currency-denominated monetary claims and liabilities are converted into yen using the spot market rate for the consolidated accounting date, and differences in currency translation are added up as profit or loss.

(E) Accounting for lease transactions

The Company accounts for finance leases where ownership of the leased asset is not transferred to the lessee as operating leases.

(F) Accounting for hedging activities

(a) Accounting for hedging activities

Deferred hedge accounting has been adopted.

Interest-rate swaps when meet certain conditions are accounted for according to exceptional treatments.

(b) Hedging instruments and items hedged

Hedging instruments ... Interest-rate swaps agreements

Items hedged ... Loans with variable interest rates

(c) Hedging policy

The Company enters into derivative contracts such as interest-rate swap agreements in order to hedge against the risk of fluctuations in interest rates relating to its variable-rate loans.

(d) Evaluating the efficacy of hedging activities

The performance of the hedging instruments and the items hedged is monitored primarily using the same criteria.

As it can be assumed that changes in interest rates are fully offset by changes in cash flows from hedging instruments, further evaluation is not required.

(G) Other significant accounting policies for the preparation of non-consolidated financial statements

(a) Basis of recognition of income and expenses

Interest on loans receivable

Interest on loans receivable is recognized on an accrual basis.

Accrued interest on loans receivable is recognized at the lower of the interest rate stipulated in the Interest Restriction Law of Japan or the contracted interest rate of the Company.

Income from credit card business

Fees from customers ... Recognized mainly by credit-balance method

Fees from member outlets ... Recognized as fees when treated

Fees on guaranteed receivables ... Recognized by credit-balance method

(b) Treatment of consumption tax

Consumption tax is treated outside of the financial statements

However, non-deductible consumption tax and others relating to assets are recognized as an expense during the year in which it is incurred.

(5) Changes in Significant Items Relating to the Preparation of Interim Non-consolidated Financial Statements

(Change in accounting policies)

In association with the reform of the corporation tax law, since the current interim consolidated accounting period the depreciation method based on the amended corporation tax law has been applied to the tangible fixed assets acquired after April 1, 2007. Due to such change, our consolidated operating income, income before extraordinary items and interim net profit before income tax each decreased by 2 million yen.

(Changes in disclosure method)

<Interim balance sheet>

Certificate of deposit, which were included in "Cash and time deposits" in the prior interim consolidated accounting period and prior consolidated fiscal year, are now included in "Marketable securities" based on "The Practical Standard for the Accounting related to Financial Products (Accounting Practice Committee Report No.14, July 4, 2007.)"

Incidentally, the balance of certificate of deposit for prior interim consolidated accounting period, this interim consolidated accounting period, and prior consolidated fiscal year were 7,000 million yen, 23,000 million yen, and 21,000 million yen respectively.

(6) Notes to Interim Non-consolidated Fiancial Statements

(Notes to Interim Non-consolidated Balance Sheets)

	Prior interim accounting period (As of September 30, 2006)	This interim accounting period (As of September 30, 2007)	Prior fiscal year (As of March 31, 2007)
1. Cumulative depreciation of tangible fixed assets	45,573 million yen	44,393 million yen	44,063 million yen

2. Assets pledged as security

(1) Pledged assets (Millions of yen)

	Prior interim accounting period (As of September 30, 2006)	This interim accounting period (As of September 30, 2007)	Prior fiscal year (As of March 31, 2007)
Loans receivable	272,246 <31,764> [24,512]	155,040 <12,241> [18,709]	211,371 <21,257> [21,934]

(2) Secured liabilities (Millions of yen)

	Prior interim accounting period (As of September 30, 2006)	This interim accounting period (As of September 30, 2007)	Prior fiscal year (As of March 31, 2007)
Current portion of Long-term loans	119,359 <19,519> [7,960]	86,972 <9,708> [3,980]	105,432 <14,597> [7,960]
Long-term loans	140,297 <12,238> [3,980]	53,325 <2,530> [-]	91,951 <6,657> [-]
Total	259,656 <31,757> [11,940]	140,297 <12,238> [3,980]	197,383 <21,254> [7,960]

Figures in the brackets "< >" represent amounts engaged in transferring of assignment of claims and figures in the brackets "[ ]" represent amounts relating to securitization.

3. Contingent liabilities

(1) Amount of guaranteed receivables of guarantee business (Millions of yen)

	Prior interim accounting period (As of September 30, 2006)	This interim accounting period (As of September 30, 2007)	Prior fiscal year (As of March 31, 2007)
Guaranteed receivables	175,188	180,849	179,549
Allowance for loss on guaranteed receivables	3,810	3,650	3,670
Net	171,378	177,199	175,879

(2)Amount of guaranteed liabilities of affiliated companies (Millions of yen)

	Prior interim accounting period (As of September 30, 2006)	This interim accounting period (As of September 30, 2007)	Prior fiscal year (As of March 31, 2007)
JLA INCORPORATED	539		675
JCK CREDIT CO., LTD.	545		
IR Loan Servicing, Inc.	7,200	6,174	7,108
DC Cash One Ltd.	77,939	79,407	80,473
EASY BUY Public Company Limited	44,093	66,674	57,732

Prior interim accounting period (As of September 30, 2006)	This interim accounting period (As of September 30, 2007)	Prior fiscal year (As of March 31, 2007)
4. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 853,835 million yen at the end of the accounting period. This included a total of 610,066 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the interim accounting period. A certain portion of revolving credit-line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.	4. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 815,431 million yen at the end of the accounting period. This included a total of 605,163 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the interim accounting period. A certain portion of revolving credit-line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.	4. Commitment line contracts for loans receivables Loans extended by the Company primarily take the form of revolving credit-line contracts whereby a facility indicating a maximum loanable amount is assigned to a customer who is then able to borrow repeatedly within the limit of the facility, provided that contract terms have not been violated. Outstanding unexercised portions of such facilities amounted to 845,045 million yen at the end of the fiscal year. This included a total of 619,603 million yen of unexercised amounts remaining in the accounts of customers with zero outstanding balances at the end of the fiscal year. A certain portion of revolving credit-line contracts lapse without ever being used. Therefore, the amount itself of outstanding unexercised facilities will not necessarily affect the future cash flow of the Company. Contracts contain provisions allowing the Company to reject applications for additional borrowing or reduce the facility in case of changes in the customer's credit standing or other material reasons. Outstanding contracts are regularly examined according to internal procedures to determine the credit standing of customers and other pertinent information. When necessary, contracts are reviewed and measures are taken to preserve loan assets.
5. Status of bad debts included in loans receivable Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 3,547 millions of yen for debtors who have petitioned for bankruptcy as of the end of the interim accounting period, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts.	5. Status of bad debts included in loans receivable Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 2,860 millions of yen for debtors who have petitioned for bankruptcy as of the end of the interim accounting period, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts.	5. Status of bad debts included in loans receivable Losses on unsecured consumer loans to bankrupt parties are written off at the time bankrupt is declared. For this reason, loans to borrowers in bankruptcy include 3,244 millions of yen for debtors who have petitioned for bankruptcy as of the end of the fiscal year, but not yet declared bankrupt. This entire amount is charged to the allowance for bad debts.

Prior interim accounting period (As of September 30, 2006)

In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 50,836 million yen. Under the policies stipulated in Japan's tax laws, 18,152 million yen of this amount would be classified as loans overdue by three months or more, 7,422 million yen as restructured loans and 25,241 million yen as loans no longer in arrears.

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(6,584) 6,584	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and reorganization, and others.
Loans in arrears	(14,469) 65,306	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(18,720) 567	Loans other than the above that are overdue by three months or more.
Restructured loans	(66,442) 59,000	Loans other than above on which favorable terms have been granted, such as the waiving of interest.
Total	(106,217) 131,458	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

This interim accounting period (As of September 30, 2007)

In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 57,805 million yen. Under the policies stipulated in Japan's tax laws, 20,052 million yen of this amount would be classified as loans overdue by three months or more, 9,212 million yen as restructured loans and 28,540 million yen as loans no longer in arrears.

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(5,757) 5,757	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and reorganization, and others.
Loans in arrears	(19,853) 77,658	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(21,015) 963	Loans other than the above that are overdue by three months or more.
Restructured loans	(56,913) 47,700	Loans other than above on which favorable terms have been granted, such as the waiving of interest.
Total	(103,540) 132,080	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

Prior fiscal year (As of March 31, 2007)

In addition, from the point of view of maintaining the soundness of the Company's assets, loans where repayment is doubtful are stated exclusive of accrued interest, and the loans in question are classified as loans in arrears. The Company's policy differs from that set forth in Japan's tax laws, under which accrued interest is charged on loans less than six months in arrears. As a result of the Company's policy, loans in arrears included additional 61,373 million yen. Under the policies stipulated in Japan's tax laws, 19,452 millions of yen of this amount would be classified as loans overdue by three months or more, 8,466 million yen as restructured loans and 33,453 million yen as loans no longer in arrears.

(Millions of yen)

Category	Amount	Classification criteria
Loans to bankrupt parties	(6,120) 6,120	Loans exclusive of accrued interest to bankrupt parties, parties in rehabilitation and reorganization, and others.
Loans in arrears	(19,603) 80,976	Other loans stated exclusive of accrued interest, excluding loans that have been restructured or on which interest is reduced in the interest of rehabilitating the debtor.
Loans overdue by three months or more	(19,952) 499	Loans other than the above that are overdue by three months or more.
Restructured loans	(62,177) 53,711	Loans other than above on which favorable terms have been granted, such as the waiving of interest.
Total	(107,853) 141,307	

Figures in brackets refer to the balance of delinquent loans computed according to the policies set forth in Japanese tax laws.

Prior interim accounting period (As of September 30, 2006)	This interim accounting period (As of September 30, 2007)	Prior fiscal year (As of March 31, 2007)
6. Financial assets received as freely disposable securities The Company and some of its subsidiaries entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers. Amount of marketable securities purchased (Stated as short-term loans) 20,992 million yen Market value of marketable securities purchased at the end of the interim accounting period. 20,988 million yen	6. Financial assets received as freely disposable securities The Company and some of its subsidiaries entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers. Amount of marketable securities purchased (Stated as short-term loans) 55,954 million yen Market value of marketable securities purchased at the end of the interim accounting period. 55,945 million yen	6. Financial assets received as freely disposable securities The Company and some of its subsidiaries entered into "Gensaki" transactions (to purchase debt securities under resale agreements) and received marketable securities as securities for the money repayable from the sellers. Amount of marketable securities purchased (Stated as short-term loans) 52,965 million yen Market value of marketable securities purchased at the end of the fiscal year. 52,930 million yen
7. Agreements for overdraft and commitment facilities For efficient procurement of working capital, the Company maintains overdraft contract with one financial institution and designated commitment line contracts with 2 financial institutions. As of the end of the interim accounting period, the unexercised portion of facilities based on these contracts was as follows. (Millions of yen) Agreed amount of agreement for overdraft and commitment line 178,050 Amount of borrowing 26,940 Unused amount 151,110	7. Agreements for overdraft and commitment facilities For efficient procurement of working capital, the Company maintains overdraft contract with one financial institution and designated commitment line contracts with 3 financial institutions. As of the end of the interim accounting period, the unexercised portion of facilities based on these contracts was as follows. (Millions of yen) Agreed amount of agreement for overdraft and commitment line 225,562 Amount of borrowing 18,980 Unused amount 206,582	7. Agreements for overdraft and commitment facilities For efficient procurement of working capital, the Company maintains overdraft contract with one financial institution and designated commitment line contracts with 3 financial institutions. As of the end of the fiscal year, the unexercised portion of facilities based on these contracts was as follows. (Millions of yen) Agreed amount of agreement for overdraft and commitment line 228,140 Amount of borrowing 22,960 Unused amount 205,180

(Notes to Interim Non-consolidated Statements of Income)

Prior interim accounting period (From April 1, 2006 to September 30, 2006)	This interim accounting period (From April 1, 2007 to September 30, 2007)	Prior fiscal year (From April 1, 2006 to March 31, 2007)
1. Other principal financial income (Millions of yen) Interest on deposits 10 Interest on loans 16	1. Other principal financial income (Millions of yen) Interest on deposits 54 Interest on marketable securities 37 Interest on loans 138	1. Other principal financial income (Millions of yen) Interest on deposits 70 Interest on loans 79 Effect of currency exchange 17
2. Principal financial expenses (Millions of yen) Interest paid 5,545 Interest on straight bonds 2,239	2. Principal financial expenses (Millions of yen) Interest paid 5,077 Interest on straight bonds 2,396 Bond issue expenses 183	2. Principal financial expenses (Millions of yen) Interest paid 10,905 Interest on straight bonds 4,367 Bond issue expenses 282
3. Principal non-operating income (Millions of yen) Interest income 282 Interest on securities 48 Dividends received 589 Insurance payment received 28 Rent from Company's residence 249	3. Principal non-operating income (Millions of yen) Interest income 374 Interest on securities 48 Dividends received 565 Rent from Company's residence 204	3. Principal non-operating income (Millions of yen) Interest income 510 Interest on securities 106 Dividends received 1,089 Insurance payment received 66 Rent from Company's residence 506
4. Principal non-operating expenses (Millions of yen) Loss on investments in investment partnerships 50	4. Principal non-operating expenses (Millions of yen) Loss on investments in investment partnerships 80 Interest on prior years' corporate tax 27	4. Principal non-operating expenses (Millions of yen) Loss on investments in investment partnerships 163
5. Principal extraordinary income (Millions of yen) Gains on sales of investment in marketable securities 198 Gains on sales of investment in affiliates 21 Gains on maturity of investment trusts 22	5. Principal extraordinary income (Millions of yen) Gains on sales of fixed assets 24 Gains on sales of investment in marketable securities 3,471	5. Principal extraordinary income (Millions of yen) Gains on sales of fixed assets 5 Gains on sales of investment in marketable securities 206 Gains on sales of investment in affiliates 21 Gains on maturity of investment trusts 35
6. Principal extraordinary expenses (Millions of yen) Loss on sale of fixed assets 38 Loss on disposal of fixed assets 304 Impairment loss 8 Loss on revaluation of investments in marketable securities 23 Provision for loss on interest repayments 317,061	6. Principal extraordinary expenses (Millions of yen) Loss on sale of fixed assets 3 Loss on disposal of fixed assets 623 Loss on revaluation of investments in marketable securities 16,684 Loss on liquidation of investments in marketable securities 81	6. Principal extraordinary expenses (Millions of yen) Loss on sale of fixed assets 63 Loss on disposal of fixed assets 358 Impairment loss 8 Loss on revaluation of investments in marketable securities 14,784 Provision for loss on interest repayments 317,061 Management restructuring expenses 17,997

Prior interim accounting period (From April 1, 2006 to September 30, 2006)

7. Impairment loss

The Company has reported impairment loss for the interim accounting period as below:

(1) Assets recognized as having suffered impairment

Location	Usage	Type
Iwate Hachimantai City	Welfare/ Leisure Facilities	Land and Buildings etc.
Shizuoka Hamamatsu City	Welfare/ Leisure Facilities	Land and Buildings etc.
Mie Toba City	Welfare/ Leisure Facilities	Land and Buildings etc.

(2) Method of grouping assets

The smallest units the Company has adopted for the grouping of fixed assets are as below:

(a) For the loan business (part of our financial services business): regional business departments

(b) For the installment sales finance business (part of our financial services business): business offices

(c) For other financial businesses: department etc.

For property to be sold, the smallest units are the individual assets themselves. Our head office and welfare/leisure facilities for our employees are treated as common assets because they do not generate their own cash flows.

(3) Process through which impairment was recognized

We recognized impairment loss on property to be sold because the expected sale prices were significantly lower than the assets' book values.
No indications of impairment were observed in units comprising groups of assets, such as business departments and business offices.

(4) Calculation of recovery price

	(Millions of yen)
Land	1
Other tangible fixed assets	6
Total	8

(5) Calculation of recovery price

The recovery price is estimated by net realizable value and is estimated by, for example, a real estate appraiser.

8. Depreciation amount

	(Millions of yen)
Tangible fixed assets	1,741
Intangible fixed assets	0

This interim accounting period (From April 1, 2007 to September 30, 2007)

7. —

8. Depreciation amount

	(Millions of yen)
Tangible fixed assets	1,374
Intangible fixed assets	0

Prior fiscal year (From April 1, 2006 to March 31, 2007)

7. Impairment loss

The Company has reported impairment loss for the fiscal year as below:

(1) Assets recognized as having suffered impairment

Location	Usage	Type
Iwate Hachimantai City	Welfare/ Leisure Facilities	Land and Buildings etc.
Shizuoka Hamamatsu City	Welfare/ Leisure Facilities	Land and Buildings etc.
Mie Toba City	Welfare/ Leisure Facilities	Land and Buildings etc.

(2) Method of grouping assets

The smallest units the Company has adopted for the grouping of fixed assets are as below:

(a) For the loan business (part of our financial services business): regional business departments

(b) For the installment sales finance business (part of our financial services business): business offices

(c) For other financial businesses: department etc.

For property to be sold, the smallest units are the individual assets themselves. Our head office and welfare/leisure facilities for our employees are treated as common assets because they do not generate their own cash flows.

(3) Process through which impairment was recognized

We recognized impairment loss on property to be sold because the expected sale prices were significantly lower than the assets' book values.
No indications of impairment were observed in units comprising groups of assets, such as business departments and business offices.

(4) Calculation of recovery price

	(Millions of yen)
Land	1
Other tangible fixed assets	6
Total	8

(5) Calculation of recovery price

The recovery price is estimated by net realizable value and is estimated by, for example, a real estate appraiser.

8. Depreciation amount

	(Millions of yen)
Tangible fixed assets	3,493
Intangible fixed assets	0

(Notes to Interim Non-consolidated Statement of Changes in Net Assets)

Prior interim accounting period (From April 1, 2006 to September 30, 2006)

Matters for treasury shares

Type of shares	Prior fiscal year (As of March 31, 2006)	Increase	Decrease	This interim accounting period (As of September 30, 2006)
Common shares	2,438,225	18	4,300	2,433,943

(Outline for the change)

18 shares of increase is owing to purchase of shares in units of less than 10.

4,300 shares of decrease is owing to exercising rights of stock options.

This Interim Accounting Period (From April 1, 2007 to September 30, 2007)

Matters for treasury shares

Type of shares	Prior fiscal year (As of March 31, 2007)	Increase	Decrease	This interim accounting period (As of September 30, 2007)
Common shares	2,433,969	6	200	2,433,775

(Outline for the change)

6 shares of increase is owing to purchase of shares in units of less than 10.

200 shares of decrease is owing to exercising rights of stock options.

Prior fiscal year (From April 1, 2006 to March 31, 2007)

Matters for treasury shares

Type of shares	Prior fiscal year (As of March 31, 2006)	Increase	Decrease	This fiscal year (As of March 31, 2007)
Common shares	2,438,225	44	4,300	2,433,969

(Outline for the change)

44 shares of increase is owing to purchase of shares in units of less than 10.

4,300 shares of decrease is owing to exercising rights of stock options.

(Notes to Lease Transactions)

Prior interim accounting period (From April 1, 2006 to September 30, 2006)	This interim accounting period (From April 1, 2007 to September 30, 2007)	Prior fiscal year (From April 1, 2006 to March 31, 2007)
Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee	Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee	Finance lease transactions other than those where ownership of the leased asset is transferred to the lessee
1. Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets	1. Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets	1. Equivalent of acquisition cost, accumulated depreciation and residual value of the leased assets

Prior interim accounting period (Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment	132	76	55
Equipment and furniture	2,553	1,889	663
Total	2,685	1,966	719

This interim accounting period (Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment	78	54	24
Equipment and furniture	1,380	1,112	268
Total	1,458	1,166	292

Prior fiscal year (Millions of yen)

	Equivalent of acquisition cost	Equivalent of depreciation	Equivalent of residual value
Vehicles and delivery equipment	103	73	30
Equipment and furniture	1,692	1,219	472
Total	1,795	1,292	502

2. Equivalent of balance of the unaccrued lease fee

(Millions of yen)

	Prior interim accounting period	This interim accounting period	Prior fiscal year
Within a year	461	180	332
More than 1 year	270	116	179
Total	731	296	512

3. Lease fee payable, equivalent of depreciation and equivalent of interest payable

(Millions of yen)

	Prior interim accounting period	This interim accounting period	Prior fiscal year
Lease fee payable	403	216	659
Equivalent of depreciation	387	208	634
Equivalent of interest payable	8	3	14

4. Method of calculation of equivalent of depreciation (all three periods)

Calculated by using the straight-line method, assuming that the lease period corresponds to the useful life of the asset and a residual value of zero.

5. Method of calculation of equivalent of interest (all three periods)

The equivalent of interest is regarded as the difference between the total lease payments and the amount equivalent to acquisition cost of the asset. The interest method is used to calculate the portion applicable to each accounting period.

(10) Marketable Securities (Subsidiary and affiliate stock)

Prior interim accounting period (from April 1, 2006 to September 30, 2006), this interim accounting period (from April 1, 2007 to September 30, 2007), and prior fiscal year (from April 1, 2006 to March 31, 2007)

There is no subsidiary and affiliate stock for which market prices are available.

(Footnotes to Statistics per Share)

Prior interim accounting period (From April 1, 2006 to September 30, 2006)	This interim accounting period (From April 1, 2007 to September 30, 2007)	Prior fiscal year (From April 1, 2006 to March 31, 2007)
(Yen) Net assets per share 3,880.51 Net income per share (1,798.69) Net income per share diluted is not presented since net loss is recorded.	(Yen) Net assets per share 2,888.30 Net income per share 164.49 Net income per share diluted is not presented here because it is antidilutive.	(Yen) Net assets per share 2,823.24 Net income per share (2,795.68) Net income per share diluted is not presented since net loss is recorded.

(Note) 1. Net assets per share is calculated based on the following data.

	Prior interim accounting period (As of September 30, 2006)	This interim accounting period (As of September 30, 2007)	Prior fiscal year (As of March 31, 2007)
Total net assets (millions of yen)	609,994	454,024	443,797
The amounts deducted from total net assets (millions of yen)	–	–	–
Amounts of net assets related to common shares at the end of accounting period (millions of yen)	609,994	454,024	443,797
Number of shares issued within common shares	159,628,280 shares	159,628,280 shares	159,628,280 shares
Number of treasury shares within common shares	2,433,943 shares	2,433,775 shares	2,433,969 shares
Number of common shares to calculate net assets per share at the end of accounting period	157,194,337 shares	157,194,505 shares	157,194,311 shares

2. Net income (loss) per share and net income (loss) per share diluted are calculated based on the following data.

	Prior interim accounting period (As of September 30, 2006)	This interim accounting period (As of September 30, 2007)	Prior fiscal year (As of March 31, 2007)
Net income (loss) per share			
Net income (loss) (millions of yen)	(282,742)	25,857	(439,463)
Net income not available to common shareholders (millions of yen)	–	–	–
Net income (loss) related to common shares (millions of yen)	(282,742)	25,857	(439,463)
Weighted average number of common shares during accounting period	157,193,605 shares	157,194,493 shares	157,193,966 shares
Net income (loss) per share diluted			
Net income effect of dilutive securities	–	–	–
Number of increase of common shares [Stock options (stock acquisition rights) included in the above]	–	–	–
Residual securities which do not dilute net income per share	Stock options (treasury stock method) 304,800 shares	Stock options (treasury stock method) 301,400 shares Stock options (stock acquisition rights) 123,110 shares	Stock options (treasury stock method) 303,800 shares Stock options (stock acquisition rights) 124,110 shares

7. Actual Results

(1) Operating income by segments

(Millions of yen)

Division	Segment	Prior Interim accounting period (From April 1, 2006 to September 30, 2006)		This Interim accounting period (From April 1, 2007 to September 30, 2007)		Change (YOY)		Prior fiscal year (From April 1, 2006 to March 31, 2007)	
		Amount	Composition Ratio	Amount	Composition Ratio	Amount	Percentage	Amount	Composition Ratio
			%		%		%		%
Financial business	Interest on loans receivable	177,020	92.7	154,323	92.7	(22,697)	(12.8)	342,908	92.5
	Unsecured loans	173,746	91.0	151,595	91.0	(22,151)	(12.7)	336,615	90.8
	Consumers	173,736	91.0	151,588	91.0	(22,147)	(12.7)	336,597	90.8
	Commercials	10	0.0	6	0.0	(3)	(32.6)	18	0.0
	Secured loans	3,273	1.7	2,727	1.7	(546)	(16.7)	6,292	1.7
	Fees from Installments	4,869	2.6	2,624	1.6	(2,244)	(46.1)	9,263	2.5
	Credit card	2,955	1.6	2,624	1.6	(330)	(11.2)	5,770	1.6
	Installment sales finance	1,913	1.0	—	—	(1,913)	—	3,492	0.9
	Fees from guarantee business	4,780	2.5	5,046	3.0	266	5.6	9,746	2.6
Other business	Sales	—	—	171	0.1	171	—	722	0.2
Other segments	Other financial income	27	0.0	230	0.1	203	751.1	166	0.0
	Other operating income	4,209	2.2	4,131	2.5	(77)	(1.8)	7,962	2.2
	Collection of bad debts deducted	3,158	1.7	3,184	1.9	25	0.8	5,908	1.6
	Others	1,050	0.5	947	0.6	(103)	(9.8)	2,053	0.6
Total		190,906	100.0	166,528	100.0	(24,378)	(12.8)	370,769	100.0

Note: Sales amount of "ACOM MasterCard®" is included in the "credit card."

(2) Other statistics

(A) Receivables outstanding

(Millions of yen)

Item	Prior interim accounting period (As of September 30, 2006)	This interim accounting period (As of September 30, 2007)	Prior fiscal year (As of March 31, 2007)	Change (YTD)	
				Amount	Percentage
					%
Loan business	1,571,342	1,406,946	1,494,399	(87,453)	(5.9)
Unsecured loans	1,519,341	1,362,516	1,446,209	(83,693)	(5.8)
Consumers	1,519,223	1,362,440	1,446,117	(83,677)	(5.8)
Commercials	118	75	91	(15)	(17.4)
Secured loans	52,000	44,430	48,190	(3,760)	(7.8)
Installment receivable outstanding	46,536	41,174	44,276	(3,101)	(7.0)
Credit Card	46,531	41,174	44,268	(3,093)	(7.0)
Other	4	0	7	(7)	(94.4)
Installment sales finance business	38,202	—	32,147	(32,147)	—

(B) Number of customer accounts

Item \ Term	Prior interim accounting period (As of September 30, 2006)	This interim accounting period (As of September 30, 2007)	Prior fiscal year (As of March 31, 2007)	Change (YTD) Amount	Change (YTD) Percentage
					%
Loan business	2,806,722	2,523,758	2,682,160	(158,402)	(5.9)
Unsecured loans	2,794,625	2,513,026	2,670,707	(157,681)	(5.9)
Consumers	2,794,493	2,512,946	2,670,606	(157,660)	(5.9)
Commercials	132	80	101	(21)	(20.8)
Commercials	12,097	10,732	11,453	(721)	(6.3)
Credit card business	1,285,516	1,015,694	1,176,105	(160,411)	(13.6)
Credit card	1,285,319	1,015,694	1,175,910	(160,216)	(13.6)
Other	197	–	195	(195)	–
Installment sales finance business	173,292	–	147,433	(147,433)	–

Note: 1. Loan business: The number of loan accounts with loan balance outstanding
2. Credit card business: Cardholder of ACOM MasterCard®
3. Installment sales finance business: Number of contracts with receivables outstanding

(C) Number of outlets, MUJINKUN, and CD/ATM

Item \ Term	Prior interim accounting period (As of September 30, 2006)	This interim accounting period (As of September 30, 2007)	Prior fiscal year (As of March 31, 2007)	Change (YTD) Amount	Change (YTD) Percentage
					%
Number of outlets	2,053	1,700	1,817	(117)	(6.4)
Loan business outlets	2,044	1,700	1,812	(112)	(6.2)
Staffed	242	141	142	(1)	(0.7)
Unstaffed	1,802	1,559	1,670	(111)	(6.6)
QUICK MUJIN Machines	218	–	119	(119)	–
Installment sales finance business	9	–	5	(5)	–
Number of MUJINKUN outlets <machines>	<2,051> 2,051	<1,699> 1,699	<1,820> 1,820	(121)	(6.6)
QUICK MUJIN Machines	<227> 227	<–> –	<128> 128	(128)	–
Number of CD/ATM	85,913	90,051	87,773	2,278	2.6
Proprietary	1,978	1,834	1,841	(7)	(0.4)
Open 365 days / year	1,977	1,834	1,841	(7)	(0.4)
Open 24 hours / day	1,750	1,626	1,632	(6)	(0.4)
Tie-up	83,935	88,217	85,932	2,285	2.7
Others	8,976	8,538	8,464	74	0.9

(D) Others (Millions of yen)

Item \ Term	Prior interim accounting period (As of September 30, 2006)	This interim accounting period (As of September 30, 2007)	Prior fiscal year (As of March 31, 2007)	Change (YTD) Amount	Change (YTD) Percentage
					%
Number of employees	3,767	2,801	2,956	(155)	(5.2)
Allowance for bad debts	98,406	121,700	121,000	700	0.6
Allowance for loss on guaranteed receivables	3,810	3,650	3,670	(20)	(0.5)
Allowance for loss on interest repayments	357,500	424,033	490,000	(65,966)	(13.5)
Bad debt write-off	[42,868]	[57,949]	[97,097]	[15,081]	[35.2]
Interest repayments	[29,655]	[65,966]	[84,147]	[36,311]	[122.4]

Notes: The amount of allowance for bad debts counted in "Investment and other assets" on the balance sheets is included in "Allowance for bad debts" in the table above.

EXHIBIT5

DATA BOOK

The Interim Period Ending March, 2008

ACOM CO.,LTD.

November 2007
Code No. 8572

Notes to DATA BOOK

Notes:1. Forward Looking Statements

The figures contained in this DATA BOOK with respect to ACOM's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of ACOM which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements due to various facts. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the fluctuations in number of cases of claims from and the amount paid to customers who claim us to reimburse the portion of interest in excess of the interest ceiling as specified in the Interest-Rate Restriction Law, the level of interest rates paid on the ACOM's debt and legal limits on interest rates charged by ACOM.

:2. All amounts less than one million have been truncated. Percentage figures have been as a result of rounding.

:3. The average balance of unsecured loans for consumers per account in the amount of five hundred yen or more have been rounded upward to the nearest one thousand yen, and that the amounts of adjusted per share data have been as a result of rounding.

:4. The total amounts shown in the tables may do not necessarily aggregate up with the sums of the individual amounts.

:5. Estimated growth ratio from year to year have been calculated based on the amount in yen.

:6. The term "non-interest-bearing balance" refers to fractional balances that arise when loan balances paid back by ATM remittance and other means are less than 1,000 yen. From October 2000, non-interest bearing balance and number of account are included in the receivables outstanding and number of customer accounts.

:7. " - " in percentage change is displayed in case of the followings;
- the figures in a series of two terms are changed from positive to negative, or from negative to positive
- both figures in a series of two terms are negaive
- percentage change exceeds 1,000%

:8. "(E)" indicates estimates.

:9. "yoy p.p." indicates year on year percentage point.

:10. "C.R." indicates composition ratio.

1. Consolidated Subsidiaries

Name of company	Equity owned by ACOM	Summary of business
[Domestic] Consolidated Subsidiaries: 16 (including 6 Investment Partnerships)		
DC Cash One Ltd.	54.73%	Loan and credit guarantee business
AFRESH CREDIT CO., LTD.	100%	Installment sales finance business
IR Loan Servicing, Inc.	80%	Loan servicing business
Yugensekinin-Chukanhojin Mirai Capital	0% (80%)	Loan servicing business(Special Purpose Company).
Power Investments LLC	0% (80%)	Loan servicing business(Special Purpose Company).
RELATES CO., LTD.	100%	Entrusted call center functions business from banks
AC Ventures Co., Ltd.	100%	Development, investment, promotion and support of venture campanies
ACOM RENTAL CO., LTD.	100%	Comprehensive rental business
JLA INCORPORATED	100%	Interior design, construction of service outlets, real estate management, and maintenance of buildings and other properties
AB PARTNER CO., LTD.	95%	Entrusted back-office services and Insurance agency business
[Overseas] Consolidated Subsidiaries: 2		
EASY BUY Public Company Limited	49%	Hire purchase and unsecured loan business in Thailand.
ACOM (U.S.A.) INC.	100%	—

Notes :1. Figures in parentheses are indirect ownership by ACOM CO., LTD.
:2. ACOM (U.S.A.) INC. suspended its operation; therefore, its summary of business is omitted above.
:3. IR Loan Servicing, Inc. established 2 Special Purpose Companies, (1) Power Investment LLC on August 24, 2006 and (2) Yugensekinin-Chukanhogin Mirai Capital on August 28, 2006, in order to purchase monetary claims, etc.
:4. Following the announcement "Practical Treatment of Application of Consolidation Policy for Investment Partnerships" by Accounting Standards Board of Japan, three new Investment Partnerships (MTBC First, Second, and Third Investment Partnerships) are included as consolidated subsidiary companies from FY March 2007.
:5. ACOM CO., LTD. has split up its installment sales finance business, and JCK CREDIT CO., LTD succeeded to the business as well as changed the name to AFRESH CREDIT CO., LTD. on April 1, 2007.
:6. ACOM ESTATE CO., LTD. merged with JLA INCORPORATED as well as ABS CO., LTD and changed its corporate name into JLA INCORPORATED on April 1, 2007.
:7. Due to the merger with UFJ NICOS Co., Ltd. as of April 1, 2007, DC Card Co., Ltd. is no longer equity-method affiliate of ACOM CO., LTD.
:8. AC Ventures sixth investment partnership was established as of July 25, 2007.
:9. Investment partnerships are omitted as they operate funds.

2. Income and Expenses (Consolidated)

(Millions of yen)

	2007/3	(ACOM)	yoy	yoy %	Consolidated / Non-consolidated ratio	2007/9	(ACOM)	yoy	yoy %	Consolidated / Non-consolidated ratio	2008/3 (E)	(ACOM)	yoy	yoy %	Consolidated / Non-consolidated ratio
Operating Income	423,652	(370,769)	-21,779	-4.9	1.143	196,654	(166,528)	-19,226	-8.9	1.181	373,500	(309,100)	-50,152	-11.8	1.208
Operating Expenses	508,755	(459,782)	173,715	51.8	-	147,255	(119,285)	-10,413	-6.6	-	306,700	(245,400)	-202,055	-39.7	-
Financial Expenses	20,705	(16,928)	-6	-0.0	-	10,588	(8,207)	451	4.5	-	21,900	(17,000)	1,195	5.8	-
Bad-debt-related Expenses	137,595	(129,056)	20,470	17.5	-	66,493	(60,365)	9,942	17.6	-	140,500	(125,400)	2,905	2.1	-
Interest-repayment-related Expenses	200,147	(200,147)	162,919	437.6	-	0	(0)	-13,155	-100.0	-	0	(0)	-200,147	-100.0	-
Operating Profit	-85,102	(-88,992)	-195,495	-	1.046	49,398	(47,242)	-8,812	-15.1	1.046	66,800	(63,700)	151,902	-	1.049
Non-operating Income	3,346	(3,046)	586	21.3	-	1,198	(1,693)	-625	-34.3	-	2,300	(3,200)	-1,046	-31.3	-
Non-operating Expenses	187	(236)	47	33.5	-	136	(145)	117	629.0	-	300	(200)	113	60.4	-
Income Before Extraordinary Items	-81,944	(-86,183)	-194,955	-	1.052	50,460	(48,790)	-9,556	-15.9	1.034	68,800	(66,700)	150,744	-	1.031
Extraordinary Income	252	(269)	-159	-38.7	-	3,498	(3,496)	3,276	-	-	3,500	(3,500)	3,248	-	-
Extraordinary Losses	350,871	(350,835)	349,508	-	-	17,474	(17,453)	-299,986	-94.5	-	18,000	(17,900)	-332,871	-94.9	-
Income Before Income Taxes	-432,563	(-436,749)	-544,622	-	-	36,483	(34,834)	293,706	-	-	54,300	(52,300)	486,863	-	-
Net Income	-437,972	(-439,463)	-503,567	-	1.003	24,845	(25,857)	306,988	-	0.961	39,100	(40,100)	477,072	-	0.975

Note: Interest-repayment-related Expenses represents the sum of Interest Repayments, ACOM's Voluntary Waiver of Repayments accompanied with Interest Repayments and Increase or Decrease in Allowance for Loss on Interest Repayments.

3. Operating Income by Segment (Consolidated)

(Millions of yen, %)

	2006/3	yoy %	C.R.	2007/3	yoy %	C.R.	2007/9	yoy	yoy %	C.R.	2008/3 (E)	yoy %	C.R.
Operating Income	445,431	2.6	100.0	423,652	-4.9	100.0	196,654	-19,226	-8.9	100.0	373,500	-11.8	100.0
Loan Business	396,485	2.4	89.0	374,590	-5.5	88.4	173,275	-18,291	-9.5	88.1	323,500	-13.6	86.6
ACOM CO., LTD.	374,233	-1.3	-	348,519	-6.9	-	157,545	-22,497	-12.5	-	291,500	-16.4	-
DC Cash One LTD.	11,354	-	-	13,220	16.4	-	6,892	443	6.9	-	13,800	4.4	-
EASY BUY Public Company Limited	10,895	34.6	-	12,850	17.9	-	8,836	3,762	74.1	-	18,200	41.6	-
AFRESH CREDIT CO., LTD.	0	-77.5	-	0	-76.8	-	-	-	-	-	-	-	-
Credit Card Business	6,462	2.4	1.4	6,128	-5.2	1.4	2,831	-294	-9.4	1.5	5,400	-11.9	1.4
ACOM CO., LTD.	6,389	2.6	-	6,054	-5.3	-	2,794	-293	-9.5	-	5,400	-10.8	-
AFRESH CREDIT CO., LTD.	72	-14.0	-	74	3.2	-	36	-0	-1.2	-	0	-100.0	-
Installment Sales Finance Business	14,839	-10.7	3.3	10,106	-31.9	2.4	4,198	-987	-19.0	2.1	7,500	-25.8	2.0
ACOM CO., LTD.	5,802	-38.6	-	3,811	-34.3	-	-	-	-	-	-	-	-
EASY BUY Public Company Limited	6,762	139.2	-	5,072	-25.0	-	2,474	61	2.5	-	4,200	-17.2	-
AFRESH CREDIT CO., LTD.	2,275	-47.6	-	1,222	-46.3	-	1,723	1,018	144.5	-	3,300	170.0	-
Guarantee Business	6,651	-12.8	1.5	9,244	39.0	2.2	5,169	660	20.5	2.0	10,900	17.9	2.0
ACOM CO., LTD.	6,244	-18.1	-	7,071	13.2	-	3,722	264	7.7	-	7,700	8.9	-
DC Cash One Ltd.	406	-	-	2,172	434.7	-	1,447	615	74.0	-	3,200	47.3	-
Loan Servicing Business	14,117	61.1	3.2	13,827	-2.1	3.3	7,832	606	8.4	4.0	19,000	37.4	5.1
Collection of purchased receivables	13,322	71.7	-	13,328	0.0	-	7,599	625	9.0	-	-	-	-
Rental Business	4,318	14.2	1.0	4,489	4.0	1.1	2,174	7	0.4	1.1	4,700	4.7	1.3
Others	2,557	-27.2	0.6	5,265	105.9	1.2	1,171	-1,146	-49.5	0.6	2,500	-52.5	0.7
Other Financial Businesses	331	676.0	0.1	2,581	679.8	0.6	431	-816	-65.4	-	1,000	-61.3	-

Note: AFRESH CREDIT CO., LTD. (formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

Trend in Actual Results and Estimates (Consolidated)

4. Receivables Outstanding by Segment (Consolidated)

	2004/3		2005/3		2006/3		2007/3		2007/9				2008/3 (E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%	ytd %		yoy %
Receivables Outstanding (Millions of yen)	1,857,536	-4.3	1,869,685	0.7	1,852,053	-0.9	1,759,927	-5.0	1,682,657	-144,701	-7.9	-4.4	1,587,800	-9.8
Loan Business	1,623,154	-2.2	1,680,184	3.5	1,703,172	1.4	1,632,310	-4.2	1,561,499	-130,923	-7.7	-4.3	1,476,300	-9.6
ACOM CO., LTD.	1,612,799	-2.4	1,601,773	-0.7	1,596,276	-0.3	1,494,399	-6.4	1,406,946	-164,396	-10.5	-5.9	1,314,700	-12.0
AFRESH CREDIT CO., LTD.	66	-56.8	33	-49.8	20	-38.7	-	-	-	-	-	-	-	-
EASY BUY Public Company Limited	10,289	42.7	17,163	66.8	29,564	72.3	49,918	68.8	65,406	28,559	77.5	31.0	70,900	42.0
DC Cash One Ltd.	-	-	59,246	-	74,142	25.1	82,698	11.5	82,993	2,928	3.7	0.4	84,000	1.6
Credit Card Business	46,731	11.7	49,399	5.7	48,120	-2.6	44,842	-6.8	41,710	-5,400	-11.5	-7.0	37,900	-15.5
ACOM MasterCard	45,941	11.7	48,833	6.3	47,537	-2.7	44,268	-6.9	41,174	-5,357	-11.5	-7.0	37,400	-15.5
AFRESH CREDIT CO., LTD.	758	10.8	546	-27.9	568	4.1	566	-0.4	535	-38	-6.7	-5.4	500	-11.7
Installment Sales Finance Business	181,567	-23.7	127,378	-29.8	83,335	-34.6	56,986	-31.6	52,146	-14,779	-22.1	-8.5	44,500	-21.9
ACOM CO., LTD.	113,934	-25.6	70,014	-38.5	45,769	-34.6	32,147	-29.8	-	-	-	-	-	-
AFRESH CREDIT CO., LTD.	59,785	-22.7	33,607	-43.8	17,335	-48.4	9,503	-45.2	37,034	24,142	187.3	289.7	34,100	258.8
EASY BUY Public Company Limited	7,847	6.0	23,756	202.7	20,229	-14.8	15,335	-24.2	15,111	-720	-4.5	-1.5	10,400	-32.2
Loan Servicing Business	6,082	411.1	12,723	109.2	17,423	36.9	25,788	48.0	27,301	6,402	30.6	5.9	29,100	12.8
Guaranteed Receivables	100,971	74.3	78,015	-22.7	89,894	15.2	105,977	17.9	113,317	14,563	14.7	6.9	131,300	23.9
ACOM CO., LTD.	100,971	74.3	78,015	-22.7	89,639	14.9	96,850	8.0	97,855	2,731	2.9	1.0	109,200	12.8
DC Cash One Ltd.	-	-	-	-	254	-	9,126	-	15,461	11,831	325.9	69.4	22,100	142.2

Note. AFRESH CREDIT CO., LTD. (formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

5. Number of Customer Accounts by Segment (Consolidated)

	2004/3		2005/3		2006/3		2007/3		2007/9				2008/3 (E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%	ytd %		yoy %
Loan Business	3,161,894	0.0	3,406,054	7.7	3,450,636	1.3	3,435,586	-0.4	3,334,656	-129,532	-3.7	-2.9	3,227,800	-6.0
ACOM CO., LTD.	2,954,073	-2.6	2,902,916	-1.7	2,859,176	-1.5	2,682,160	-6.2	2,523,758	-282,964	-10.1	-5.9	2,355,300	-12.2
AFRESH CREDIT CO., LTD.	422	-62.4	167	-60.4	40	-76.0	-	-	-	-	-	-	-	-
EASY BUY Public Company Limited	207,399	62.2	347,003	67.3	410,142	18.2	556,344	35.6	612,316	146,023	31.3	10.1	674,000	21.1
DC Cash One Ltd.	-	-	150,074	-	172,183	14.7	182,878	6.2	182,721	3,075	1.7	-0.1	181,500	-0.8
Credit Card Business	1,071,681	5.0	1,197,784	11.8	1,259,509	5.2	1,181,806	-6.2	1,021,168	-270,163	-20.9	-13.6	819,800	-30.6
ACOM MasterCard	1,064,492	4.9	1,191,975	12.0	1,253,603	5.2	1,175,910	-6.2	1,015,694	-269,625	-21.0	-13.6	814,800	-30.7
AFRESH CREDIT CO., LTD.	6,982	16.3	5,609	-19.7	5,709	1.8	5,701	-0.1	5,474	-341	-5.9	-4.0	5,000	-12.3
Installment Sales Finance Business	886,110	-10.6	958,768	8.2	671,742	-29.9	421,554	-37.2	391,131	-94,011	-19.4	-7.2	336,500	-20.2
ACOM CO., LTD.	387,261	-19.2	284,782	-26.5	205,783	-27.7	147,433	-28.4	-	-	-	-	-	-
AFRESH CREDIT CO., LTD.	222,424	-15.5	148,059	-33.4	96,023	-35.1	57,840	-39.8	179,743	103,602	136.1	210.8	165,500	186.1
EASY BUY Public Company Limited	276,425	11.1	525,927	90.3	369,936	-29.7	216,281	-41.5	211,388	-24,321	-10.3	-2.3	171,000	-20.9
Loan Servicing Business	31,851	202.2	137,808	332.7	200,662	45.6	226,271	12.8	268,995	51,585	23.7	18.9	-	-

Notes. 1. Loan Business: Number of customer accounts with outstanding that includes non-interest-bearing balance.
: 2. Credit Card Business: Number of cardholders.
: 3. Installment Sales Finance Business: Number of contracts with receivables outstanding.
: 4. Loan Servicing Business: Number of accounts for purchased loans.
: 5. AFRESH CREDIT CO., LTD. (formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

Trend in Actual Results and Estimates (Non-Consolidated)

6. Income and Expenses (ACOM)

(Millions of yen)

	2004/3		2005/3		2006/3		2007/3		2007/9			2008/3 (E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Operating Income	411,799	-1.8	402,734	-2.2	396,637	-1.5	370,769	-6.5	166,528	-24,378	-12.8	309,100	-16.6
Interest on Loans Receivable	379,332	-2.4	372,389	-1.8	367,619	-1.3	342,908	-6.7	154,323	-22,697	-12.8	285,900	-16.6
Operating Expenses	295,918	7.0	262,500	-11.3	290,512	10.7	459,762	58.3	119,285	-14,827	-11.1	245,400	-46.6
Financial Expenses	26,115	-11.7	21,591	-17.3	18,186	-15.8	16,928	-6.9	8,207	-304	-3.6	17,000	0.4
Bad-debt-related Expenses	135,474	20.8	102,462	-24.4	108,183	5.6	129,056	19.3	60,365	8,021	15.3	125,400	-2.8
Interest-repayment-related Expenses	-	-	-	-	37,227	-	200,147	437.6	0	-13,155	-100.0	0	-100.0
Other Operating Expenses	133,597	-0.9	138,289	3.5	126,914	-8.2	112,406	-11.4	50,467	-9,635	-16.0	102,700	-8.6
Operating Profit	115,880	-18.7	140,234	21.0	106,124	-24.3	-88,992	-	47,242	-9,550	-16.8	63,700	-
Non-operating Income	2,086	-1.5	2,083	-0.1	2,215	6.3	3,046	37.5	1,693	54	3.3	3,200	5.1
Non-operating Expenses	167	-15.0	622	271.2	165	-73.3	236	42.8	145	82	131.5	200	-15.3
Income Before Extraordinary Items	117,799	-18.5	141,695	20.3	108,174	-23.7	-86,183	-	48,790	-9,578	-16.4	66,700	-
Extraordinary Income	3,198	-	141	-95.6	489	245.7	269	-44.9	3,496	3,253	-	3,500	-
Extraordinary Losses	7,861	-20.8	2,805	-64.3	1,424	-49.2	350,835	-	17,453	-300,008	-94.5	17,900	-94.9
Special Provision for Loss on Interest Repayments	-	-	-	-	-	-	317,061	-	-	-	-	-	-
Loss on Sales of Fixed Assets	292	-95.0	29	-90.0	436	-	63	-85.5	3	-34	-90.9	-	-
Loss on Revaluation of Investments in Securities	335	-87.6	353	5.4	-	-	14,784	-	16,684	16,661	-	-	-
Income Before Income Taxes	113,136	-15.9	139,031	22.9	107,239	-22.9	-436,749	-	34,834	293,683	-	52,300	-
Income Taxes, current	54,160	-20.4	47,540	-12.2	44,770	-5.8	16,353	-63.5	65	-22,265	-99.7	100	-99.4
Enterprise Taxes	11,760	-19.3	8,240	-29.9	7,670	-6.9	2,741	-64.3	-	-	-	-	-
Prior Fiscal Year Corporate Taxes, etc.	-	-	-	-	-	-	-	-	9,060	9,060	-	9,100	-
Income Taxes, deferred	-6,671	-39.2	8,490	-227.3	-1,682	-119.8	-13,638	-	-148	-1,711	-	3,000	-
Net Income	65,648	-15.3	83,001	26.4	64,152	-22.7	-439,463	-	25,857	308,600	-	40,100	-

7. Operating Income by Category (ACOM)

(Millions of yen)

	2004/3		2005/3		2006/3		2007/3		2007/9			2008/3 (E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Operating Income	411,799	-1.8	402,734	-2.2	396,637	-1.5	370,769	-6.5	166,528	-24,378	-12.8	309,100	-16.6
Interest on Loans Receivable	379,332	-2.4	372,389	-1.8	367,619	-1.3	342,908	-6.7	154,323	-22,697	-12.8	285,900	-16.6
Unsecured Loans	370,985	-2.4	364,991	-1.6	360,812	-1.1	336,615	-6.7	151,595	-22,151	-12.7	280,800	-16.6
Consumers	370,894	-2.4	364,944	-1.6	360,784	-1.1	336,597	-6.7	151,588	-22,147	-12.7	280,800	-16.6
Commercials	90	-45.7	47	-47.7	27	-41.2	18	-35.1	6	-3	-32.6	0	-100.0
Secured Loans	8,347	-0.5	7,397	-11.4	6,806	-8.0	6,292	-7.5	2,727	-546	-16.7	5,100	-18.9
Fees from Credit Card Business	5,714	14.6	6,113	7.0	6,139	0.4	5,770	-6.0	2,624	-330	-11.2	5,000	-13.3
ACOM MasterCard	5,647	14.0	6,111	8.2	6,137	0.4	5,770	-6.0	2,624	-330	-11.2	5,000	-13.3
Fees from Installment Sales Financing	13,799	-14.6	9,255	-32.9	5,550	-40.0	3,492	-37.1	-	-	-	-	-
Fees from Credit Guarantees	5,035	169.7	7,599	50.9	9,496	25.0	10,869	14.5	5,645	345	6.5	11,600	6.7
Sales	735	600.0	158	-78.5	-	-	722	-	171	171	-	200	-72.3
Others	7,181	-6.1	7,218	0.5	7,830	8.5	7,005	-10.5	3,763	46	1.2	6,400	-8.6
Collection of Bad Debts Deducted	6,083	-5.4	6,103	0.3	6,922	13.4	5,908	-14.6	3,184	25	0.8	5,400	-8.6

Note: AFRESH CREDIT CO., LTD. (formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

7-2. Composition Ratio of Operating Income by Category (ACOM)

(%)

	2004/3	2005/3	2006/3	2007/3	2007/9	2008/3 (E)
Operating Income	100.0	100.0	100.0	100.0	100.0	100.0
Interest on Loans Receivable	92.1	92.5	92.7	92.5	92.7	92.5
Fees from Credit Card Business	1.4	1.5	1.5	1.6	1.6	1.6
Fees from Installment Sales Financing	3.4	2.3	1.4	0.9	-	-
Fees from Credit Guarantees	1.2	1.9	2.4	2.9	3.4	3.7
Sales	0.2	0.0	0.0	0.2	0.1	0.1
Others	1.7	1.8	2.0	1.9	2.2	2.1

Note: AFRESH CREDIT CO., LTD. (formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

8. Operating Expenses (ACOM)

(Millions of yen)

	2004/3	yoy %	2005/3	yoy %	2006/3	yoy %	2007/3	yoy %	2007/9	yoy	%	2008/3 (E)	yoy %
Operating Expenses	295,918	7.0	262,500	-11.3	290,512	10.7	459,762	58.3	119,285	-14,827	-11.1	245,400	-46.6
Financial Expenses	26,115	-11.7	21,591	-17.3	18,186	-15.8	16,928	-6.9	8,207	-304	-3.6	17,000	0.4
Cost of Sales	731	596.7	157	-78.5	-	-	1,223	-	246	246	-	300	-75.5
Bad-debt-related Expenses	135,474	20.8	102,462	-24.4	108,183	5.6	129,056	19.3	60,365	8,021	15.3	125,400	-2.8
Bad Debt Write-offs	112,598	38.0	108,446	-3.7	107,239	-1.1	97,097	-9.5	57,949	15,081	35.2	116,700	20.2
Increase or Decrease in Allowance for Bad Debts	21,485	-28.5	-6,998	-132.6	493	107.1	31,618	-	2,436	-6,559	-72.9	8,300	-73.7
Increase or Decrease in Allowance for Loss on Debt Guarantees	1,391	201.7	1,015	-27.0	450	-55.7	340	-24.4	-20	-500	-104.2	400	17.6
Interest-repayment-related Expenses	-	-	-	-	37,227	-	200,147	437.6	0	-13,155	-100.0	0	-100.0
Interest Repayments	-	-	-	-	13,527	-	42,266	212.4	36,397	22,766	167.0	-	-
Bad Debt Write-offs (ACOM's Voluntary Waiver of Repayments)	-	-	-	-	-	-	41,880	-	29,569	13,544	84.5	-	-
Increase or Decrease in Allowance for Loss on Interest Repayments	-	-	-	-	23,700	-	116,000	389.5	-65,966	-	-	-137,567	-
Other Operating Expenses	133,597	-0.9	138,289	3.5	126,914	-8.2	112,406	-11.4	50,467	-9,635	-16.0	102,700	-8.6
Personnel Costs	37,235	1.0	36,116	-3.0	34,823	-3.6	30,442	-12.6	11,409	-4,876	-29.9	23,300	-23.5
Advertising and Promotional Expenses	13,989	-11.8	16,025	14.5	16,087	0.4	10,875	-32.4	5,626	205	3.8	10,000	-8.0
Administrative Expenses	15,191	-4.2	14,583	-4.0	14,694	0.8	14,122	-3.9	6,187	-1,127	-15.4	12,400	-12.2
Expenses for Computer Operation and Development	21,296	-8.6	20,923	-1.8	19,255	-8.0	20,266	5.3	9,028	-1,001	-10.0	19,800	-2.3
Fees	13,635	12.5	16,074	17.9	16,672	3.7	17,296	3.7	7,700	-983	-11.3	16,100	-6.9
Insurance Expenses	9,347	6.4	9,020	-3.5	7,580	-16.0	3,744	-50.6	0	-3,610	-100.0	0	-100.0
Depreciation Expenses	2,950	-14.0	2,560	-13.2	2,524	-1.4	2,394	-5.2	998	-193	-16.2	2,000	-16.5
Taxes and Other Public Charges	6,161	-7.0	6,253	1.5	6,106	-2.4	5,630	-7.8	2,480	-437	-15.0	4,700	-16.5
Enterprise Tax (Pro forma standard taxation)	-	-	970	-	940	-3.1	625	-33.5	200	-270	-57.4	500	-20.0
Market Development Expenses	-	-	-	-	-	-	-	-	-	-	-	500	-
Primary Expenses	-	-	-	-	-	-	-	-	-	-	-	-	-
Others	13,788	14.6	15,761	14.3	8,229	-47.8	7,008	-14.8	6,835	2,659	63.7	13,400	91.2

Note: Following the change of the method to calculate "Allowance for Loss on Interest Repayments", "ACOM's Voluntary Waiver of Repayments", formerly a composition of "Bad Debt Write-offs", is stated as a composition of "Interest-repayment-related Expenses" from interim accounting period as of September 2006.

8-2. Ratio of Operating Expenses to Operating Income (ACOM)

(%)

	2004/3	yoy p.p.	2005/3	yoy p.p.	2006/3	yoy p.p.	2007/3	yoy p.p.	2007/9	yoy p.p.	2008/3 (E)	yoy p.p.
Operating Expenses	71.9	5.9	65.2	-6.7	73.2	8.0	124.0	50.8	71.6	1.3	79.4	-44.6
Financial Expenses	6.3	-0.8	5.4	-0.9	4.6	-0.8	4.6	0.0	4.9	0.4	5.5	0.9
Cost of Sales	0.2	0.2	-	-0.2	-	-	0.3	-	0.1	0.1	0.1	-0.2
Bad-debt-related Expenses	32.9	6.2	25.5	-7.4	27.2	1.7	34.8	7.6	36.3	8.9	40.6	5.8
Bad Debt Write-offs	27.4	7.9	26.9	-0.5	27.0	0.1	26.2	-0.8	34.8	12.3	37.8	11.6
Increase or Decrease in Allowance for Bad Debts	5.2	-1.9	-1.7	-6.9	0.1	1.8	8.5	8.4	1.5	-3.2	2.7	-5.8
Increase or Decrease in Allowance for Loss on Debt Guarantees	0.3	0.2	0.3	0.0	0.1	-0.2	0.1	0.0	0.0	-0.2	0.1	0.0
Interest-repayment-related Expenses	-	-	-	-	9.4	9.4	54.0	44.6	0.0	-6.9	0.0	-54.0
Interest Repayments	-	-	-	-	3.4	3.4	11.4	8.0	21.9	-	-	-
Bad Debt Write-offs (ACOM's Voluntary Waiver of Repayments)	-	-	-	-	-	-	11.3	-	17.7	-	-	-
Increase or Decrease in Allowance for Loss on Interest Repayments	-	-	-	-	6.0	6.0	31.3	25.3	-39.6	-	-	-
Other Operating Expenses	32.5	0.3	34.3	1.8	32.0	-2.3	30.3	-1.7	30.3	-1.2	33.2	2.9
Personnel Costs	9.0	0.2	9.0	0.0	8.8	-0.2	8.2	-0.6	6.9	-1.6	7.5	-0.7
Advertising and Promotional Expenses	3.4	-0.4	4.0	0.6	4.1	0.1	2.9	-1.2	3.4	0.5	3.2	0.3
Administrative Expenses	3.7	-0.1	3.6	-0.1	3.7	0.1	3.8	0.1	3.7	-0.1	4.0	0.2
Expenses for Computer Operation and Development	5.2	-0.3	5.2	0.0	4.9	-0.3	5.5	0.6	5.4	0.1	6.4	0.9
Fees	3.3	0.4	4.0	0.7	4.2	0.2	4.7	0.5	4.6	0.0	5.2	0.5
Insurance Expenses	2.3	0.2	2.2	-0.1	1.9	-0.3	1.0	-0.9	0.0	-1.9	0.0	-1.0
Depreciation Expenses	0.7	-0.1	0.6	-0.1	0.6	0.0	0.6	0.0	0.6	0.0	0.7	0.1
Taxes and Other Public Charges	1.5	-0.1	1.6	0.1	1.5	-0.1	1.5	0.0	1.5	0.0	1.5	0.0
Enterprise Tax (Pro forma standard taxation)	-	-	0.2	0.2	0.2	0.0	0.2	0.0	0.1	-0.1	0.2	0.0
Market Development Expenses	-	-	-	-	-	-	-	-	-	-	0.2	0.2
Primary Expenses	-	-	-	-	-	-	-	-	-	-	-	-
Others	3.4	0.5	3.9	0.5	2.1	-1.8	1.9	-0.2	4.1	1.9	4.3	2.4

Note: Ratio of operating expenses to operating income = Operating expenses / Operating income

9. Receivables Outstanding (ACOM)

	2004/3		2005/3		2006/3		2007/3		2007/9				2008/3 (E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%	ytd %		yoy %
Receivables Outstanding (Millions of yen)	1,772,706	-4.0	1,720,641	-2.9	1,689,598	-1.8	1,570,823	-7.0	1,448,121	-207,980	-12.6	-7.8	1,352,100	-13.9
Loan Business	1,612,799	-2.4	1,601,773	-0.7	1,596,276	-0.3	1,494,399	-6.4	1,406,946	-164,396	-10.5	-5.9	1,314,700	-12.0
Unsecured Loans	1,548,616	-2.2	1,545,493	-0.2	1,542,256	-0.2	1,446,209	-6.2	1,362,516	-156,825	-10.3	-5.8	1,274,500	-11.9
Consumers	1,548,274	-2.1	1,545,295	-0.2	1,542,121	-0.2	1,446,117	-6.2	1,362,440	-156,782	-10.3	-5.8	1,274,500	-11.9
Commercials	341	-45.4	197	-42.3	134	-31.5	91	-32.3	75	-42	-36.2	-17.4	0	-100.0
Secured Loans	64,183	-8.5	56,280	-12.3	54,020	-4.0	48,190	-10.8	44,430	-7,570	-14.6	-7.8	40,200	-16.6
Real Estate Card Loan	52,781	-7.2	47,135	-10.7	46,210	-2.0	41,877	-9.4	38,633	-6,266	-14.0	-7.7	-	-
Credit Card Business	45,973	11.7	48,853	6.3	47,551	-2.7	44,276	-6.9	41,174	-5,361	-11.5	-7.0	37,400	-15.5
ACOM MasterCard	45,941	11.7	48,833	6.3	47,537	-2.7	44,268	-6.9	41,174	-5,357	-11.5	-7.0	37,400	-15.5
Installment Sales Finance Business	113,934	-25.6	70,014	-38.5	45,769	-34.6	32,147	-29.8	-	-	-	-	-	-
Average Balance of Unsecured Loans for Consumers per Account (Thousands of yen)	527	0.6	535	1.5	542	1.3	541	-0.2	542	-2	-0.4	0.2	543	0.4
(Reference)														
Guaranteed Receivables	100,971	74.3	137,261	35.9	163,782	19.3	179,549	9.6	180,849	5,661	3.2	0.7	193,200	7.6

Note: AFRESH CREDIT CO., LTD. (formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

10. Number of Customer Accounts (ACOM)

	2004/3		2005/3		2006/3		2007/3		2007/9				2008/3 (E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%	ytd %		yoy %
Loan Business	2,954,073	-2.6	2,902,916	-1.7	2,859,176	-1.5	2,682,160	-6.2	2,523,758	-282,964	-10.1	-5.9	2,355,300	-12.2
Unsecured Loans	2,940,345	-2.6	2,890,353	-1.7	2,846,796	-1.5	2,670,707	-6.2	2,513,026	-281,599	-10.1	-5.9	2,345,300	-12.2
Consumers	2,939,945	-2.6	2,890,120	-1.7	2,846,643	-1.5	2,670,606	-6.2	2,512,946	-281,547	-10.1	-5.9	2,345,300	-12.2
Commercials	400	-39.5	233	-41.8	153	-34.3	101	-34.0	80	-52	-39.4	-20.8	0	-100.0
Secured Loans	13,728	-5.3	12,563	-8.5	12,380	-1.5	11,453	-7.5	10,732	-1,365	-11.3	-6.3	10,000	-12.7
Credit Card Business	1,064,699	4.9	1,192,175	12.0	1,253,800	5.2	1,176,105	-6.2	1,015,694	-269,822	-21.0	-13.6	814,800	-30.7
ACOM MasterCard	1,064,492	4.9	1,191,975	12.0	1,253,603	5.2	1,175,910	-6.2	1,015,694	-269,625	-21.0	-13.6	814,800	-30.7
Installment Sales Finance Business	387,261	-19.2	284,782	-26.5	205,783	-27.7	147,433	-28.4	-	-	-	-	-	-

Notes: 1. Loan Business: Number of customer accounts with outstanding that includes non-interest-bearing balance.
: 2 .Credit Card Business: Number of cardholders.
: 3. Installment Sales Finance Business: Number of contracts with receivables outstanding.
: 4. AFRESH CREDIT CO., LTD. (formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

11. Number of New Loan Customers (ACOM)

	2004/3	yoy %	2005/3	yoy %	2006/3	yoy %	2007/3	yoy %	2007/9	yoy	%	2008/3 (E)	yoy %
Number of New Loan Customers	359,311	-12.0	340,033	-5.4	330,385	-2.8	268,885	-18.6	89,370	-61,510	-40.8	186,005	-30.8
Unsecured Loans	358,570	-11.8	339,567	-5.3	329,814	-2.9	268,710	-18.5	89,365	-61,375	-40.7	186,000	-30.8
Consumers	358,570	-11.8	339,567	-5.3	329,814	-2.9	268,710	-18.5	89,365	-61,375	-40.7	186,000	-30.8
Commercials	0	-100.0	0	-	0	-	0	-	0	-	-	-	-
Secured Loans	741	-49.0	466	-37.1	571	22.5	175	-69.4	5	-135	-96.4	5	-97.1

12. Number of Loan Business Outlets (ACOM)

	2004/3	yoy	2005/3	yoy	2006/3	yoy	2007/3	yoy	2007/9	ytd	%	2008/3 (E)	yoy
Number of Loan Business Outlets	1,699	-17	1,785	86	2,003	218	1,812	-191	1,700	-112	-6.2	1,690	-122
Staffed	381	-87	324	-57	277	-47	142	-135	141	-1	-0.7	138	-4
Unstaffed	1,318	70	1,461	143	1,726	265	1,670	-56	1,559	-111	-6.6	1,552	-118
QUICK MUJIN Machine	-	-	38	38	194	156	119	-75	0	-119	-100.0	0	-119

13. MUJINKUN (ACOM)

	2004/3	yoy	2005/3	yoy	2006/3	yoy	2007/3	yoy	2007/9	ytd	%	2008/3 (E)	yoy
Number of MUJINKUN Outlets	1,691	-14	1,782	91	2,007	225	1,820	-187	1,699	-121	-6.6	1,689	-131
Number of MUJINKUN Machines	1,692	-14	1,783	91	2,008	225	1,820	-188	1,699	-121	-6.6	1,689	-131
QUICK MUJIN Machine	-	-	38	38	201	163	128	-73	0	-128	-100.0	0	-128

14. Cash Dispensers and ATMs (ACOM)

	2004/3	yoy	2005/3	yoy	2006/3	yoy	2007/3	yoy	2007/9	ytd	%	2008/3 (E)	yoy
Number of Cash Dispensers and ATMs	76,282	7,067	81,736	5,454	83,868	2,132	87,773	3,905	90,051	2,278	2.6	-	-
Proprietary	1,961	-65	1,891	-70	1,952	61	1,841	-111	1,834	-7	-0.4	1,824	-17
Open 365 Days/Year	1,957	-63	1,888	-69	1,951	63	1,841	-110	1,834	-7	-0.4	-	-
Open 24 Hours/Day	1,705	-44	1,662	-43	1,727	65	1,632	-95	1,626	-6	-0.4	-	-
Tie-up	74,321	7,132	79,845	5,524	81,916	2,071	85,932	4,016	88,217	2,285	2.7	-	-
Others	8,424	803	8,684	260	8,903	219	8,464	-439	8,538	74	0.9	-	-

Note: "Others" indicates receipt of payment by convenience stores under an agency agreement.

15. Employees (ACOM)

	2004/3	yoy	2005/3	yoy	2006/3	yoy	2007/3	yoy	2007/9	ytd	%	2008/3 (E)	yoy
Number of Employees	4,238	-167	4,096	-142	3,911	-185	2,956	-955	2,801	-155	-5.2	2,859	-97
Head Office	932	63	925	-7	937	12	866	-71	972	106	12.2	-	-
Financial Service Business Division	3,306	-230	3,171	-135	2,974	-197	2,090	-884	1,829	-261	-12.5	-	-

16. Average Loan Yield (ACOM)

(%)

	2004/3		2005/3		2006/3		2007/3		2007/9			2008/3 (E)	
		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.		yoy p.p.	ytd p.p.		yoy p.p.
Average yield	23.23	-0.24	23.13	-0.10	22.94	-0.19	21.91	-1.03	21.23	-1.01	-0.68	20.26	-1.65
Unsecured Loans	23.72	-0.24	23.55	-0.17	23.32	-0.23	22.25	-1.07	21.54	-1.05	-0.71	20.55	-1.70
Consumers	23.72	-0.24	23.55	-0.17	23.32	-0.23	22.25	-1.07	21.54	-1.05	-0.71	20.55	-1.70
Commercials	18.96	-1.08	17.12	-1.84	16.63	-0.49	15.51	-1.12	16.12	0.53	0.61	15.66	0.15
Secured Loans	12.16	0.01	12.27	0.11	12.38	0.11	12.11	-0.27	11.71	-0.52	-0.40	11.39	-0.72

Note: Average Yield = Interest on Loans Receivable / Term Average of Receivables Outstanding at the Beginning of the Year

17. Unsecured Loans Receivable Outstanding by Interest Rate (ACOM)

(Millions of yen)

	2004/3				2005/3				2006/3				2007/3				2007/9				2008/3 (E)			
Effective Annual Interest Rate	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)
Loans Receivable Outstanding	2,939,945	100.0	1,548,274	100.0	2,890,120	100.0	1,545,295	100.0	2,846,643	100.0	1,542,121	100.0	2,670,606	100.0	1,446,117	100.0	2,512,946	100.0	1,362,440	100.0	-	-	1,274,500	100.0
28.470% and Higher	100,931	3.4	39,701	2.5	78,365	2.7	31,483	2.1	61,859	2.2	25,418	1.6	49,559	1.8	20,506	1.4	44,270	1.8	18,351	1.3	-	-	11,100	0.9
27.375%	1,759,830	59.9	642,084	41.5	1,757,575	60.8	652,293	42.2	1,685,553	59.2	623,676	40.4	1,465,313	54.9	537,612	37.2	1,259,901	50.1	465,258	34.1	-	-	192,300	15.1
25.000% - 26.500%	545,094	18.5	338,972	21.9	524,539	18.2	343,838	22.3	509,901	17.9	338,043	21.9	458,676	17.2	289,512	20.0	391,180	15.6	244,091	17.9	-	-	218,300	17.1
20.000% - 24.820%	321,498	10.9	312,491	20.2	301,330	10.4	304,686	19.7	308,659	10.8	314,393	20.4	331,596	12.4	278,943	19.3	276,968	11.0	229,603	16.9	-	-	215,100	16.9
18.250% - 19.000%	46,184	1.6	87,939	5.7	41,830	1.5	79,546	5.1	39,923	1.4	73,732	4.8	46,663	1.7	83,666	5.8	38,292	1.5	70,775	5.2	-	-	66,400	5.2
15.000% - 18.000%	52,657	1.8	92,256	6.0	52,927	1.8	91,183	5.9	63,877	2.3	104,125	6.8	132,922	5.0	169,235	11.7	323,067	12.9	273,618	20.1	-	-	513,900	40.3
Less than 15.000%	113,751	3.9	34,827	2.2	133,554	4.6	42,263	2.7	176,871	6.2	62,731	4.1	185,877	7.0	66,641	4.6	179,268	7.1	60,740	4.5	-	-	57,400	4.5

18. Unsecured Loans Receivable Outstanding by Classified Receivable Outstanding (ACOM)

(Millions of yen)

	2004/3				2005/3				2006/3				2007/3				2007/9				2008/3 (E)			
Classified Receivable Outstanding (Thousands of yen)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)	Number of Accounts	C.R. (%)	Receivables Outstanding	C.R. (%)
≦100	440,892	15.0	20,278	1.3	433,121	15.0	19,936	1.3	436,574	15.3	20,000	1.3	424,813	15.9	19,518	1.4	395,107	15.7	17,640	1.3	-	-	15,800	1.2
100< ≦300	557,345	18.9	124,248	8.0	521,911	18.1	116,143	7.5	498,132	17.5	110,773	7.2	481,635	18.1	106,969	7.4	468,556	18.7	104,612	7.7	-	-	101,500	8.0
300< ≦500	1,298,519	44.2	599,785	38.7	1,295,695	44.8	599,363	38.8	1,276,930	44.9	591,294	38.4	1,170,089	43.8	540,562	37.4	1,093,038	43.5	504,989	37.1	-	-	468,400	36.8
500< ≦1,000	359,923	12.3	307,933	20.0	346,243	12.0	295,102	19.1	328,892	11.6	278,185	18.0	299,905	11.2	252,047	17.4	276,625	11.0	232,064	17.0	-	-	212,000	16.6
1,000<	283,266	9.6	496,029	32.0	293,150	10.1	514,749	33.3	306,115	10.7	541,866	35.1	294,164	11.0	527,019	36.4	279,620	11.1	503,134	36.9	-	-	476,800	37.4
Total	2,939,945	100.0	1,548,274	100.0	2,890,120	100.0	1,545,295	100.0	2,846,643	100.0	1,542,121	100.0	2,670,606	100.0	1,446,117	100.0	2,512,946	100.0	1,362,440	100.0	-	-	1,274,500	100.0

19. Number of New Customers by Annual Income [Unsecured Loans](ACOM)

(Thousands of yen, %)

Annual Income (Millions of yen)	2004/3			2005/3			2006/3			2007/3			2007/9		
	Number of Accounts	C.R. (%)	Initial Average Lending Amount	Number of Accounts	C.R. (%)	Initial Average Lending Amount	Number of Accounts	C.R. (%)	Initial Average Lending Amount	Number of Accounts	C.R. (%)	Initial Average Lending Amount	Number of Accounts	C.R. (%)	Initial Average Lending Amount
≦2	86,242	24.1	123	83,370	24.5	134	82,914	25.1	139	67,354	25.1	135	19,863	22.2	135
2< ≦5	227,416	63.4	151	214,180	63.1	158	207,675	63.0	158	168,883	62.9	158	56,105	62.8	176
5< ≦7	30,252	8.4	193	28,065	8.3	199	26,279	8.0	192	21,327	7.9	192	8,738	9.8	203
7< ≦10	12,214	3.4	217	11,712	3.4	230	10,746	3.2	220	9,199	3.4	221	3,911	4.4	236
10<	2,446	0.7	229	2,240	0.7	247	2,200	0.7	243	1,947	0.7	244	748	0.8	277
Total	358,570	100.0	151	339,567	100.0	158	329,814	100.0	159	268,710	100.0	158	89,365	100.0	173

20. Composition Ratio of Customer Accounts by Age [Unsecured Loans](ACOM)

(%)

	2004/3		2005/3		2006/3		2007/3		2007/9	
	Existing Accounts (%)	Write-offs Account (%)	Existing Accounts (%)	Write-offs Account (%)	Existing Accounts (%)	Write-offs Account (%)	Existing Accounts (%)	Write-offs Account (%)	Existing Accounts (%)	Write-offs Account (%)
Under 29	24.2	21.6	23.1	21.6	22.1	22.5	20.5	23.2	19.5	18.6
Age 30 - 39	29.3	28.5	29.5	28.7	29.3	28.1	29.2	27.5	29.1	27.9
Age 40 - 49	20.5	21.5	20.7	21.3	20.9	21.6	21.3	20.9	21.8	22.2
Age 50 - 59	18.0	19.3	18.3	19.0	18.9	18.7	19.3	19.7	19.3	19.6
Over 60	8.0	9.1	8.4	9.4	8.8	9.1	9.7	8.7	10.3	11.7
Total	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

21. Composition Ratio of Customer Accounts by Gender [Unsecured Loans] (ACOM)

(%)

	2004/3		2005/3		2006/3		2007/3		2007/9	
	Existing Accounts (%)	Write-offs Account (%)	Existing Accounts (%)	Write-offs Account (%)	Existing Accounts (%)	Write-offs Account (%)	Existing Accounts (%)	Write-offs Account (%)	Existing Accounts (%)	Write-offs Account (%)
Male (%)	73.4	69.0	73.5	69.5	73.3	69.8	73.2	70.1	73.4	69.8
Female (%)	26.6	31.0	26.5	30.5	26.7	30.2	26.8	29.9	26.6	30.2

22. Bad Debt Write-offs (ACOM)

	2004/3		2005/3		2006/3		2007/3		2007/9			2008/3 (E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%		yoy %
Bad Debt Write-offs (Millions of yen)	112,598	38.0	108,446	-3.7	107,239	-1.1	138,977	29.6	87,518	28,625	48.6	178,300	28.3
Loan Business	103,093	36.7	97,166	-5.7	95,826	-1.4	126,038	31.5	80,205	27,421	51.9	163,100	29.4
Unsecured Loans	100,781	34.3	96,415	-4.3	95,053	-1.4	125,515	32.0	79,941	27,478	52.4	162,600	29.5
Secured Loans	2,312	494.8	750	-67.5	772	2.9	523	-32.2	264	-57	-17.9	500	-4.4
ACOM MasterCard	4,745	41.9	4,394	-7.4	3,905	-11.1	4,123	5.6	2,529	649	34.6	5,100	23.7
Installment Sales Finance	2,890	17.6	3,095	7.1	2,088	-32.5	1,277	-38.9	-	-	-	-	-
Guarantee	1,860	506.1	3,785	103.5	5,409	42.9	7,495	38.6	4,778	1,282	36.7	10,100	34.8
Average Amount of Bad Debt Write-offs per Account for Unsecured Loans (Thousands of yen)	395	8.8	408	3.3	425	4.2	438	3.1	471	44	10.3	-	-
(Reference)													
Average Balance of Unsecured Loans for Consumers per Account (Thousands of yen)	527	0.6	535	1.5	542	1.3	541	-0.2	542	-2	-0.4	543	0.4

Note:AFRESH CREDIT CO., LTD. (formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

[Ratio of Bad Debt Write-offs]

	2004/3		2005/3		2006/3		2007/3		2007/9			2008/3 (E)	
Loans Business (%)	6.38	(1.82)	6.05	(-0.33)	5.99	(-0.06)	8.42	(2.43)	5.69	(2.34)	-	12.38	(3.96)
Unsecured Loans	6.50	(1.76)	6.23	(-0.27)	6.15	(-0.08)	8.67	(2.52)	5.86	(2.41)	-	12.74	(4.07)
Secured Loans	3.55	(3.01)	1.31	(-2.24)	1.41	(0.10)	1.07	(-0.34)	0.59	(-0.02)	-	1.28	(0.21)
ACOM MasterCard	10.32	(2.19)	8.98	(-1.34)	8.20	(-0.78)	9.29	(1.09)	6.13	(2.10)	-	13.49	(4.20)
Installment Sales Finance	2.54	(0.94)	4.39	(1.85)	4.53	(0.14)	3.97	(-0.56)	-	-	-	-	-
(Reference)													
Guarantee	1.80	(1.28)	2.68	(0.88)	3.18	(0.50)	3.97	(0.79)	2.49	(0.58)	-	4.93	(0.96)

Notes: 1. Ratio of Bad Debt Write-offs
Loan Business = Bad Debt Write-offs of Loan Business / (Receivables Outstanding plus Loans to Borrowers in Bankruptcy or Under Reorganization)
ACOM MasterCard = Bad Debt Write-offs of ACOM MasterCard / Card Shopping Receivables
Installment Sales Finance Business = Bad Debt Write-offs of Installment Sales Finance / Installment Receivables
Gurantee= Bad Debt Write-offs of Gurantee / (Guranteed Receivables plus Payments in Subrogation)
: 2. Figures in brackets indicate year-on-year change in percentage points.
: 3. AFRESH CREDIT CO., LTD. (formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

22-2. Unserured Loans Write-offs by Reasons (ACOM)

	2003/3		2004/3		2005/3		2006/3		2007/3		2007/9	
Based on Receivables Outstanding	Amount	C.R. (%)	Amount	C.R. (%)	Amount	C.R. (%)	Amount	C.R. (%)	Amount	C.R. (%)	Amount	C.R. (%)
Amount of Bad Debt Write-offs (Millions of yen)	75,039	100.0	100,781	100.0	96,415	100.0	95,053	100.0	125,515	100.0	79,941	100.0
Personal Bankruptcy	30,492	40.6	35,672	35.4	27,464	28.5	23,506	24.7	19,089	15.2	7,372	9.2
Failure to Locate Borrowers	3,153	4.2	3,307	3.3	3,012	3.1	2,993	3.2	2,932	2.3	839	1.1
Borrowers' Inability of Making Repayments, etc.	26,726	35.7	38,708	38.4	40,639	42.2	38,803	40.8	57,062	45.5	37,084	46.4
ACOM's Voluntary Waiver of Repayments	14,668	19.5	23,093	22.9	25,298	26.2	29,750	31.3	46,430	37.0	34,645	43.3

Note: Amount of ACOM's voluntary waiver of repayments includes waived principal which is associated with interest repayments.

23. Bad Debts (ACOM)

(Millions of yen)

	2004/3	%	2005/3	%	2006/3	%	2007/3	%	2007/9	%
Total Amount of Bad Debts	79,754	4.93	81,210	5.06	109,573	6.85	141,307	9.44	132,080	9.37
Loans to Borrowers in Bankruptcy or Under Reorganization	9,280	0.57	8,377	0.52	7,000	0.44	6,120	0.41	5,757	0.41
Applications for Bankruptcy are Proceeded	2,951	0.18	2,026	0.13	1,307	0.08	1,026	0.07	842	0.06
Applications for The Civil Rehabilitation are proceeded	3,633	0.22	3,176	0.20	2,716	0.17	2,430	0.16	2,237	0.16
Applications for The Civil Rehabilitation are determined	1,775	0.11	2,328	0.15	2,358	0.15	2,108	0.14	2,080	0.15
Loans in Arrears	36,632	2.27	35,310	2.20	46,709	2.92	80,976	5.41	77,658	5.51
Loans Past Due for Three Months or More	1,638	0.10	1,345	0.08	1,110	0.07	499	0.03	963	0.07
Restructured Loans	32,204	1.99	36,177	2.25	54,752	3.42	53,711	3.59	47,700	3.38

Note: In line with the inclusion of allowance for loss on interest repayments, the amount of loans to borrowers seeking legal counsel that have not been resolved yet is counted in the amount of loans in arrears as loans exclusive of accrued interest from the fiscal year ended March 31, 2006.

23-2. Loans in Arrears for Less Than 3 Months [excluding balance held by headquarters' collection department] (ACOM)

(Millions of yen)

	2004/3	%	2005/3	%	2006/3	%	2007/3	%	2007/9	%
11days ≦ < 3 months	19,475	1.21	17,239	1.07	12,968	0.81	17,223	1.15	22,946	1.63
31days ≦ < 3 months	11,076	0.69	9,902	0.62	7,289	0.46	6,586	0.44	9,900	0.70
11days ≦ < 31 days	8,399	0.52	7,337	0.46	5,679	0.36	10,637	0.71	13,046	0.93

24. Allowance for Bad Debts (ACOM)

	2004/3	yoy %	2005/3	yoy %	2006/3	yoy %	2007/3	yoy %	2007/9	yoy %	2008/3 (E)	yoy %
Allowance for Bad Debts (Millions of yen)	129,400	20.1	122,400	-5.4	122,700	0.2	121,000	-1.4	121,700	23.7	127,600	5.5
(Allowance for Bad Debts calculated by former method)							(177,600)		(178,500)		(184,700)	
Ratio of Allowance for Bad Debts	7.37	-	7.15	-	7.26	-	7.72	-	8.40	-	9.44	-
General Allowance for Bad Debts	82,898	23.5	76,870	-7.3	66,810	-13.1	54,257	-18.8	56,857	23.1	-	-
Unsecured Consumer Loans	74,888	24.9	69,348	-7.4	61,187	-11.8	48,963	-20.0	52,583	29.6	-	-
Specific Allowance for Bad Debts	44,929	11.8	43,657	-2.8	54,276	24.3	65,145	20.0	63,163	24.5	-	-
Increase or Decrease in Allowance for Bad Debts	21,700	-27.7	-7,000	-132.3	300	104.3	-1,700	-666.7	700	-	6,600	-
Allowance for Loss on Debt Guarantees	1,865	293.5	2,880	54.4	3,330	15.6	3,670	10.2	3,650	-4.2	4,100	11.7
Increase or Decrease in Allowance	1,391	201.7	1,015	-27.0	450	-55.7	340	-24.4	-20	-	400	-

Note 1: (Allowance for Bad Debts calculated by former method); it is calculated based on the method used before the change of expression of Allowance for loss on interest repayments from interim accounting period as of September 2006.

Note 2: Ratio of Allowance for Bad Debts = Allowance for bad debts / Loans Receivable Outstanding at the fiscal year-end plus Installment Receivables (excluding deferred income on installment sales finance) × 100

25. Allowance for Loss on Interest Repayments

	2004/3	yoy %	2005/3	yoy %	2006/3	yoy %	2007/3	yoy %	2007/9	yoy %	2008/3 (E)	yoy %
Allowance for Loss on Interest Repayments(Millions of yen)	-	-	-	-	23,700	-	490,000	-	424,033	-	352,433	-
Increase or Decrease in Allowance for Loss on Interest Repayments	-	-	-	-	23,700	-	466,300	-	-65,966	-	-137,567	-

Note: The numbers in the above contain a portion of Allowance for Bad Debts calculated by former method from interim accounting period as of September 2006.

26. Funds Procurement (ACOM)

(Millions of yen)

	2004/3		2005/3		2006/3		2007/3		2007/9				2008/3 (E)		
		C.R.(%)		C.R.(%)		C.R.(%)		C.R.(%)		yoy %	ytd %	C.R.(%)		yoy %	C.R.(%)
Borrowings	1,260,090	100.0	1,028,722	100.0	945,208	100.0	888,587	100.0	820,586	-6.9	-7.7	100.0	805,900	-9.3	100.0
Indirect	951,210	75.5	719,842	70.0	614,288	65.0	580,627	65.3	536,606	-6.5	-7.6	65.4	520,900	-10.3	64.6
City Banks	35,386	2.8	21,430	2.1	24,487	2.6	21,306	2.4	18,550	-14.4	-12.9	2.3	-	-	-
Regional Banks	51,147	4.1	32,791	3.2	19,330	2.0	18,433	2.1	18,183	11.9	-1.4	2.2	-	-	-
Former Long-term Credit Banks	76,968	6.1	53,979	5.2	41,049	4.3	46,871	5.3	61,695	21.0	31.6	7.5	-	-	-
Trust Banks	403,081	32.0	337,951	32.9	290,093	30.7	269,340	30.3	206,580	-23.2	-23.3	25.2	-	-	-
Foreign Banks	37,500	3.0	6,500	0.6	6,500	0.7	7,500	0.8	7,500	0.0	0.0	0.9	-	-	-
Life Insurance Companies	245,773	19.5	189,090	18.4	152,749	16.2	112,581	12.7	102,098	-25.9	-9.3	12.4	-	-	-
Non-Life Insurance Companies	44,723	3.5	29,439	2.9	21,659	2.3	16,530	1.8	12,956	-28.5	-21.6	1.6	-	-	-
Others	56,632	4.5	48,662	4.7	58,421	6.2	88,066	9.9	109,044	106.4	23.8	13.3	-	-	-
Direct	308,880	24.5	308,880	30.0	330,920	35.0	307,960	34.7	283,980	-7.5	-7.8	34.6	285,000	-7.5	35.4
Straight Bonds	285,000	22.6	265,000	25.8	265,000	28.0	260,000	29.3	280,000	19.1	7.7	34.1	-	-	-
Commercial Paper	-	-	20,000	1.9	50,000	5.3	40,000	4.5	-	-	-	-	-	-	-
Others	23,880	1.9	23,880	2.3	15,920	1.7	7,960	0.9	3,980	-66.7	-50.0	0.5	-	-	-
Short-term	11,500	0.9	22,500	2.2	51,000	5.4	60,000	6.8	-	-	-	-	-	-	-
Long-term	1,248,590	99.1	1,006,222	97.8	894,208	94.6	828,587	93.2	820,586	-0.1	-1.0	100.0	805,900	-2.7	100.0
Fixed	1,093,395	86.8	900,468	87.5	805,086	85.2	762,560	85.8	767,913	3.6	0.7	93.6	765,400	0.4	95.0
Interest Rate Swaps (Notional)	188,321	14.9	161,712	15.7	207,053	21.9	236,505	26.6	245,167	21.2	3.7	29.9	-	-	-
Interest Cap (Notional)	82,000	6.5	82,000	8.0	7,000	0.7	-	-	-	-	-	-	-	-	-
Average Interest Rate on Funds Procured During the Year	1.96	-	1.92	-	1.84	-	1.86	-	1.93	-	-	-	2.06	-	-
Average Nominal Interest Rate on Funds Procured During the Year	1.67	-	1.61	-	1.47	-	1.53	-	1.61	-	-	-	1.68	-	-
Floating Interest Rate	1.55	-	1.66	-	1.33	-	1.81	-	1.97	-	-	-	2.18	-	-
Fixed Interest Rate	2.04	-	1.96	-	1.69	-	1.87	-	1.93	-	-	-	2.05	-	-
Short-term	0.64	-	0.80	-	0.19	-	0.46	-	0.87	-	-	-	0.87	-	-
Long-term	1.96	-	1.92	-	1.90	-	1.95	-	1.95	-	-	-	2.07	-	-
Direct	1.82	-	1.80	-	1.64	-	1.53	-	1.70	-	-	-	1.73	-	-
Indirect	2.00	-	1.97	-	1.94	-	2.04	-	1.99	-	-	-	2.24	-	-

(Reference)

Term Average of Long-term Prime Rate	1.58	-	1.69	-	1.76	-	2.39	-	2.39	-	-	-	-	-	-

Notes: 1. Financial expenses pertaining to derivatives have been excluded from the calculation of average nominal interest rate on funds procured during the year.
: 2. The exercised outstanding of commitment facility(structured finance) is booked under "Others" in "Direct" according to management accounting on data book.

27. Credit Card Business [ACOM MasterCard] (ACOM)

(Millions of yen)

	2004/3		2005/3		2006/3		2007/3		2007/9				2008/3 (E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%	ytd %		yoy %
Number of Cardholders	1,064,492	4.9	1,191,975	12.0	1,253,603	5.2	1,175,910	-6.2	1,015,694	-269,625	-21.0	-13.6	814,800	-30.7
Tie-up Card	269,959	138.4	510,772	89.2	688,052	34.7	721,805	4.9	602,083	-173,098	-22.3	-16.6	-	-
Number of Accounts with Shopping Receivables	336,008	16.7	304,233	-9.5	303,242	-0.3	297,342	-1.9	281,467	-30,219	-9.7	-5.3	-	-
Card Shopping Receivables	45,941	11.7	48,833	6.3	47,537	-2.7	44,268	-6.9	41,174	-5,357	-11.5	-7.0	37,400	-15.5
Revolving Receivables	41,404	12.2	43,774	5.7	43,043	-1.7	40,660	-5.5	37,949	-4,280	-10.1	-6.7	-	-
Operating Income	5,647	14.0	6,111	8.2	6,137	0.4	5,770	-6.0	2,624	-330	-11.2	-	5,000	-13.3
Number of Card Issuance Machines	1,185	-	1,197	-	1,196	-	1,136	-	1,140	-	-	-	-	-
MUJINKUN	897	-	935	-	954	-	1,003	-	1,008	-	-	-	-	-
Loan Business Outlets	288	-	262	-	242	-	133	-	132	-	-	-	-	-

28. Installment Sales Finance Business (ACOM)

(Millions of yen)

	2004/3		2005/3		2006/3		2007/3		2007/9				2008/3 (E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%	ytd %		yoy %
Number of Customer Accounts	387,261	-19.2	284,782	-26.5	205,783	-27.7	147,433	-28.4	-	-	-	-	-	-
Installment Receivables	113,934	-25.6	70,014	-38.5	45,769	-34.6	32,147	-29.8	-	-	-	-	-	-
Adjusted Receivables	96,764	-24.3	60,971	-37.0	40,366	-33.8	28,425	-29.6	-	-	-	-	-	-
Operating Income	13,799	-14.6	9,255	-32.9	5,550	-40.0	3,492	-37.1	-	-	-	-	-	-
Ratio of Bad Debt Write-offs	2.54	-	4.39	-	4.53	-	3.97	-	-	-	-	-	-	-
Number of Merchant Venders	6,225	-	6,353	-	6,553	-	6,747	-	-	-	-	-	-	-

Notes: 1. "Number of Customer Accounts" indicates the number of contracts with receivables outstanding
: 2. Adjusted Receivables indicate installment recievables excluding deferred income on installment sales finance.
: 3. AFRESH CREDIT CO., LTD. (formerly, JCK CREDIT CO., LTD.) succeeded to ACOM's split up installment sales finance business as of April 1, 2007.

29. Guarantee Business (ACOM)

(Millions of yen)

	2004/3		2005/3		2006/3		2007/3		2007/9				2008/3 (E)	
		yoy %		yoy %		yoy %		yoy %		yoy	%	ytd %		yoy %
Number of Accounts with Outstanding Balance	269,977	72.8	345,573	28.0	387,173	12.0	407,585	5.3	408,068	4,665	1.2	0.1	427,000	4.8
Guaranteed Receivables	100,971	74.3	137,261	35.9	163,782	19.3	179,549	9.6	180,849	5,661	3.2	0.7	193,200	7.6
Income from Guarantee Business	5,035	169.7	7,599	50.9	9,496	25.0	10,869	14.5	5,645	345	6.5	-	11,600	6.7

30. Financial Ratios (ACOM)

(%)

	2004/3	yoy p.p.	2005/3	yoy p.p.	2006/3	yoy p.p.	2007/3	yoy p.p.	2007/9	yoy p.p.	2008/3 (E)	yoy p.p.
Dividend Pay-out Ratio	17.6	2.5	19.0	1.4	34.4	15.4	-	-	30.4	-	39.2	-
Shareholders' Equity Ratio	34.4 (32.7)	3.8 (2.9)	44.2 (41.3)	9.8 (8.6)	47.1 (43.4)	2.9 (2.1)	23.8 (21.7)	-23.3 (-21.7)	26.3 (23.8)	-5.7 (-5.5)	28.0 (25.1)	4.2 3.4
Dividend on Equity	1.7	-0.1	1.8	0.1	2.4	0.6	3.5	1.1	1.7	-0.1	3.4	-0.1
Return on Equity (ROE)	9.8	-2.8	10.7	0.9	7.2	-3.5	-64.3	-71.5	11.5	85.3	8.9	73.2
Operating Profit to Total Assets	5.6	-1.2	7.1	1.5	5.4	-1.7	-4.7	-10.1	5.3	-0.6	3.6	8.3
Income Before Extraordinary Items to Total Assets	5.7	-1.2	7.1	1.4	5.5	-1.6	-4.5	-10.0	5.4	-0.6	3.8	8.3
Return on Assets (ROA)	3.2	-0.5	4.2	1.0	3.3	-0.9	-23.0	-26.3	2.9	32.1	2.3	25.3
Operating Margin	28.1	-5.9	34.8	6.7	26.8	-8.0	-24.0	-50.8	28.4	-1.3	20.6	44.6
Income Before Extraordinary Items to Operating Income	28.6	-5.9	35.2	6.6	27.3	-7.9	-23.2	-50.5	29.3	-1.3	21.6	44.8
Net Income Margin	15.9	-2.6	20.6	4.7	16.2	-4.4	-118.5	-134.7	15.5	163.6	13.0	131.5
Current Ratio	469.9	21.3	445.7	-24.2	447.5	1.8	595.7	148.2	605.4	77.9	650.2	54.5
Fixed Assets Ratio	21.5	-1.4	17.5	-4.0	25.5	8.0	41.6	16.1	37.1	5.0	39.9	-1.7
Interest Coverage (times)	5.4	-0.4	7.5	2.1	6.8	-0.7	-4.3	-11.1	6.8	-0.9	4.7	9.0

Notes: 1. The figures in the brackets on the second line of shareholders' equity ratio item represent the ratios calculated with the equity including guaranteed receivables
: 2. "Dividend Pay-out Ratio" of the fiscal year ended March 2007 is not presented due to the loss in net income.

<Reference>Financial Ratios (Consolidated)

	2004/3	yoy p.p.	2005/3	yoy p.p.	2006/3	yoy p.p.	2007/3	yoy p.p.	2007/9	yoy p.p.
Shareholders' Equity Ratio	33.6 (32.0)	4.1 (3.2)	41.6 (40.1)	8.0 (8.1)	44.0 (42.2)	2.4 (2.1)	22.2 (21.1)	-21.8 (-21.1)	24.2 (22.6)	-5.6 (-5.6)
Return on Equity (ROE)	10.5	-1.7	10.4	-0.1	7.3	-3.1	-63.6	-70.9	10.9	84.1
Return on Assets (ROA)	3.3	-0.2	3.9	0.6	3.1	-0.8	-21.2	-24.3	2.5	29.5

Note: The figures in the brackets on the second line of shareholders' equity ratio item represent the ratios calculated with the equity including guaranteed receivables.

31. Per Share Data (ACOM)

(Yen)

		2004/3	2005/3	2006/3	2007/3	2007/9	2008/3 (E)
Net Income	Non-Consolidated	455.36	525.54	407.52	-2,795.68	164.49	255.10
	Consolidated	487.78	516.24	416.69	-2,786.19	158.05	248.74
Dividends		80.00	100.00	140.00	100.00	50.00	100.00
Shareholders' Equity	Non-Consolidated	4,834.51	5,447.18	5,874.26	2,823.24	2,888.30	2,926.95
	Consolidated	4,855.99	5,456.40	5,901.70	2,863.16	2,950.03	2,985.16

[Ratio of Increase or Decrease from the Previous Fiscal Year]

(%)

		2004/3	2005/3	2006/3	2007/3	2007/9	2008/3 (E)
Net Income	Non-Consolidated	-14.0	15.4	-22.5	-786.0	-	-
	Consolidated	-4.9	5.8	-19.3	-768.6	-	-
Dividends		0.0	25.0	40.0	-28.6	-28.6	-
Shareholders' Equity	Non-Consolidated	9.6	12.7	7.8	-51.9	-25.6	-
	Consolidated	10.2	12.4	8.2	-51.5	-24.6	-

32. Shares Issued (ACOM)

(thousands)

	2004/3	2005/3	2006/3	2007/3	2007/9	2008/3 (E)
Average Number of Shares Issued During the Year	144,089	157,867	157,337	157,193	157,194	-
Number of Shares Issued at Year-end	143,561	158,296	157,190	157,194	157,194	-

Notes: 1. Average number of treasury stocks during the year are excluded from the average number of shares issued during the year.
: 2. Number of treasury stocks at the year-end are excluded from the number of shares issued at year-end.

33. DC Cash One Ltd.

	2005/3		2006/3		2007/3		2007/9				2008/3 (E)	
		YOY %		YOY %		YOY %		YOY	YOY %	YTD %		YOY %
Receivables Outstanding (Millions of yen)	59,246	51.9	74,142	25.1	82,698	11.5	82,993	2,928	3.7	0.4	84,000	1.6
Number of Customer Accounts	150,074	39.1	172,183	14.7	182,878	6.2	182,721	3,075	1.7	-0.1	181,500	-0.8
Average Balance of Loans per Account (Thousands of yen)	395	9.1	431	9.1	452	4.9	454	9	2.0	0.4	462	2.2
Average Loan Yield (%)	-	-	17.00	-	16.73	-	16.66	-	-	-	16.53	-
Number of New Loan Customers	-	-	43,354	-	38,709	-10.7	13,932	-6,997	-33.4	-	28,300	-26.9
Number of Business Outlets	-	-	322	-	276	-	147	-	-	-	-	-
DC Cash One's Direct Outlets	-	-	2	-	1	-	1	-	-	-	-	-
Agency-type Outlets(ACOM)	-	-	320	-	275	-	146	-	-	-	-	-
Number of Employees	-	-	64	-	67	-	74	-	-	-	-	-
Guaranteed Receivables (Millions of yen)	-	-	254	-	9,126	-	15,461	-	-	-	22,100	142.2

Note: Receivable outstanding and number of customer accounts include non-interest-bearing balance and the accounts with non-interest-bearing balance respectively.

Category criteria concerning situations of bad debts;

Loans to borrowers in bankruptcy or under reorganization

Loans to borrowers declared bankrupt, to borrowers under rehabilitation, to borrowers under reorganization, or other similar circumstances, which are part of loans exclusive of accrued interest that are past due for over 121 days and held by headquarters' collection department.

Loans in arrears

Other delinquent loans exclusive of accrued interest.
This category excludes loans on which interest is being waived in support of business restructuring.

Loans past due for three months or more.

Loans past due for three months or more that do not fall into the above two categories.

Restructured loans

Loans, other than those in the above three categories, in which favorable terms, such as the reduction of interest, have been granted with a view to promoting recovery of the loans.

EXHIBIT6

November 8, 2007

Revision of Business Forecast for the Fiscal Year Ending March 2008

ACOM CO., LTD. (hereinafter, "ACOM") hereby revises its earnings forecast for the Fiscal Year ending March 2008, previously released in its announcement of financial results on May 10, 2007.

1. Revision of Earnings Forecast for the Fiscal Year Ending March 2008 (from April 1, 2007 to March 31, 2008)

(1) Consolidated (Millions of yen, %)

	Operating Income	Operating Profit	Income Before Extraordinary Items	Net Income	Net Income Per Share (yen)
Previous Forecast (A)	368,300	49,400	51,600	47,000	298.99
Revised Forecast (B)	373,500	66,800	68,800	39,100	248.74
Difference (B - A)	5,200	17,400	17,200	(7,900)	(50.25)
Percentage Change (%)	1.4	35.2	33.3	(16.8)	(16.8)
(Reference) Annual Result FY March 2007	423,652	(85,102)	(81,944)	(437,972)	(2,786.19)

(2) Non-consolidated (Millions of yen, %)

	Operating Income	Operating Profit	Income Before Extraordinary Items	Net Income	Net Income Per Share (yen)
Previous Forecast (A)	303,200	45,000	48,000	45,600	290.09
Revised Forecast (B)	309,100	63,700	66,700	40,100	255.10
Difference (B-A)	5,900	18,700	18,700	(5,500)	(34.99)
Percentage Change (%)	1.9	41.6	39.0	(12.1)	(12.1)
(Reference) Annual Result FY March 2007	370,769	(88,992)	(86,183)	(439,463)	(2,795.68)

2. Revisions for Dividend Forecast (from April 1, 2007 to March 31, 2008)

The year-end dividend will remain unchanged at the present point.

3. Reasons for the Revisions Above

(1) Non-Consolidated Earnings Forecast

In addition to expected 6.2 billion yen increase in interest on loans receivable and operating expenses are expected to decrease by 12.8 billion yen, ACOM has decided to revise its earnings forecast because the operating profit and income before extraordinary items are expected to exceed the previous forecast by 18.7 billion yen as results of above. The net income for the fiscal year is expected to fall below the forecast by 5.5 billion yen due to booking of extraordinary loss from loss on revaluation of marketable securities and prior fiscal year corporate taxes, etc.

(2) Consolidated Earnings Forecast

The revision of consolidated earnings forecast reflects that of non-consolidated earnings forecast. This is mainly attributable to the revisions made in ACOM's non-consolidated earnings forecast.

*The above-mentioned forecasts have been made based on information available on the date of this release. The final financial results may vary according to various factors.

EXHIBIT 7

(Brief description)

December 4, 2007

<u>Semi-Annual Business Report ("Key Note")</u>

The 31st Fiscal Year
from April 1, 2007
to September 30, 2007

The Semi-Annual Business Report (the "Key Note") of ACOM CO., LTD. (the "Company") is not required to be prepared or made public under any rules or regulations in Japan; the Company voluntarily prepares the Key Note and distributes it to its creditors, shareholders, customers and/or analysts from time to time.

The Key Note for the six months from April 1, 2007 to September 30, 2007 was sent to the shareholders of the Company on December 4, 2007.

The information in the Key Note which is material to an investment decision is substantially contained in the Brief Statement of Interim Financial Results for the Fiscal Year Ending March 2008 (Exhibit 4).

EXHIBIT 8

(Brief Description)

Amendment to the Shelf Registration Statement

An amendment (the "Amendment") to a shelf registration statement is required to be filed under the Financial Instruments and Exchange Law when a list of documents to be incorporated by reference into a shelf registration statement is amended.

The Amendment to the shelf registration statement dated July 2, 2007 (the "2007 Shelf Registration Statement") was filed with the Director-General of the Kanto Local Finance Bureau on December 7, 2007. The Amendment is intended to include the Semi-Annual Securities Report filed on December 7, 2007, in the list of documents incorporated by reference into the 2007 Shelf Registration Statement and to correct the 2007 Shelf Registration Statement.

EXHIBIT 9

(Brief description)

December 7, 2007

Semi-Annual Securities Report

(Report pursuant to Article 24-5, Paragraph 1
of the Financial Instruments and Exchange Law)

The 31st Fiscal Year
from April 1, 2007
to September 30, 2007

This Semi-Annual Securities Report for the six months from April 1, 2007 to September 30, 2007 (the "Semi-Annual Securities Report") was, in accordance with Japanese laws and regulations, filed on December 7, 2007, with the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan. The Semi-Annual Securities Report is made available for public inspection at the office of the Kanto Local Finance Bureau and the Tokyo Stock Exchange, Inc., on which the shares of common stock of the Company are listed, as well as on the Electronic Disclosure for Investors' NETwork (EDINET) in Japan.

It is a requirement under Japanese laws and regulations to include in the Semi-Annual Securities Report certain information concerning the business of ACOM CO., LTD. (the "Company") on both a consolidated and non-consolidated basis, including the general situation of the Company with respect to the operations, business and sales activities, facilities, shares, financial position and group companies, together with the consolidated and non-consolidated semi-annual financial statements of the Company for the six months from April 1, 2007 to September 30, 2007.

The information in the Semi-Annual Securities Report which is material to an investment decision is substantially contained in the Brief Statement of Interim Financial Results for the Fiscal Year Ending March 2008 (Exhibit 4).

EXHIBIT 10

Written Confirmation Regarding
the Appropriateness and Accuracy of the Semi-Annual Securities Report

December 7, 2007

To: Mr. Atsushi Saito
President and Chief Executive Officer
Tokyo Stock Exchange, Inc.

Address of Main Office:	1-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo
Company Name:	ACOM CO., LTD. [Seal]
	(Securities Code: 8572, 1st Section, Tokyo Stock Exchange, Inc.)
Name (Signature) and Title of Representative:	(Signature of Mr. Shigeyoshi Kinoshita) [Seal]
	President and Chief Executive Officer

I, Shigeyoshi Kinoshita, President and Chief Executive Officer of ACOM CO., LTD. (the "Company"), acknowledge that, as of the filing of the Semi-Annual Securities Report for the interim fiscal period (from April 1, 2007 to September 30, 2007) of the 31st business year (from April 1, 2007 to March 31, 2008) of the Company, there are no false statements in the relevant Semi-Annual Securities Report.

The reasons for such acknowledgement are as follows:

1. In the preparation of the Semi-Annual Securities Report, the Company has specified the division of work and departments in charge, and has established an appropriate system for the execution of the business.

2. With respect to the information described in the Semi-Annual Securities Report, the Company has confirmed that the sources of information and the process for description are clear and that the control function that prevents, discovers and corrects any errors that may occur in such process for description is working appropriately.

   (1) In the preparation of interim consolidated financial statements, such financial

statements were prepared appropriately in accordance with the "Ministerial Ordinance concerning Disclosure of Affairs, etc. of Corporations", the "Regulations Concerning Terminology, Forms and Method of Preparation of Interim Consolidated Financial Statements", the "Regulations Concerning Terminology, Forms and Method of Preparation of Interim Financial Statements, etc." and the "Cabinet Office Ordinance Concerning Arrangement of Accounting Method, etc. of Special Finance Companies".

(2) Material information on management and the status of the execution of the business are appropriately discussed and reported at a meeting of the Board of Directors, which is held once a month in principle, and the Executive Officers Meetings, which are held three (3) times a month in principle.

(3) Information on management, the financial position and the financial results of the consolidated subsidiaries are appropriately discussed and reported at a meeting of the Affiliated Companies Coordination Board, which is held once a month in principle.

(4) The Internal Audit Department is the department in charge of internal audits, examining whether internal controls and internal management are conducted appropriately in accordance with laws, regulations and internal rules, etc., and examining the appropriateness and the effectiveness of the internal management system. Also, a report system to the management has been established, and upon receiving suggestions for improvements and corrections of problems, an internal management system has been established, as deemed necessary.

(5) Auditors cooperate with the audit corporation and the department which is in charge of internal audits and are correctly aware of the actual management situation, and confirm the status of the arrangements of the internal control system.

(6) There are no material matters that were pointed out regarding the contents of the Semi-Annual Securities Report in the results of the audit conducted by the Auditors and the audit corporation.

- End of Document -

EXHIBIT11

Interim Report 2008

Six months ended September 30, 2007

ACOM CO., LTD.

Corporate Philosophy

**Based on our twin mottos of
"respecting other people" and "putting the customer first,"
we will continue to
pursue an innovative and creative style of
corporate management aimed at
helping our customers realize happier and
more fulfilling personal lives.**

In 1936, ACOM was founded on the ideal of
"extending the feeling of confidence from people to people."
Since then, we have always sought to develop our business
by establishing an unshakable mutual trust between us and our customers.

ACOM is an acronym created from the following three words:

acom

Affection
We constantly attempt to have heart-warming relations with our customers that are based on their interests.

Confidence
We strive to establish an unshakable mutual trust between us and our customers.

Moderation
We are hard-working and humble as we carry out our business of helping our customers achieve satisfying lives.

Contents

Notes:

1. Forward-Looking Statements
The figures contained in this interim report with respect to ACOM's plans and strategies and other statements that are not historical facts are forward-looking statements about the future performance of ACOM which are based on management's assumptions and belief in light of the information currently available to it and involve risks and uncertainties and actual results may differ from those in the forward-looking statements as a results of various facts. Potential risks and uncertainties include, without limitation, general economic conditions in ACOM's market and changes in the size of the overall market for consumer loans, the rate of default by customers, the fluctuations in number of cases of claims from and the amount paid to customers who claim us to reimburse the portion of interest in excess of the interest ceiling as specified in the Interest Rate Restriction Law, the level of interest rates paid on the ACOM's debt and legal limits on interest rates charged by ACOM.

2. All amounts are truncated to the nearest expressed unit.

3. Percentage figures are a result of rounding.

At a Glance

From a consumer finance company to a comprehensive financial services provider

Segment Overview and Market Position	Composition of Operating Income (Six months ended September 30, 2007)

Loan Business

The loan business, centering on unsecured loans for consumers, is the ACOM Group's core business, accounting for 88.1% of consolidated operating income in the interim period ended September 30, 2007. ACOM has acquired advanced credit screening expertise based on data from more than 8.5 million customers it has served in the past. We are utilizing this expertise to provide services through various channels, including our automatic contract machines, the internet, and mobile phones.


88.1%

Moving quickly to address new laws governing the maximum interest rate on loans, ACOM is working hard to meet the expectations of new customers and attract a segment of low-risk borrowers.

Meanwhile, two subsidiaries in this business continue to steadily expand their businesses: DC Cash One Ltd. amid difficult circumstances and EASY BUY Public Company Limited (hereinafter EASY BUY), our subsidiary in Thailand, which reported a double-digit rise in the balance of loans receivable.

According to the 2007 edition of Consumer Credit Statistics of Japan (published by the Japan Consumer Credit Industry Association), the domestic consumer loan market is currently approximately ¥10 trillion in terms of loans receivable outstanding. With a share of around 16%, ACOM is one of the leading players in this market.

Diversified Financial Services

Guarantee Business

ACOM provides guarantees on unsecured personal loans via alliances with financial institutions, centering on prominent regional banks. By combining the brand power and sales channels offered by banks with ACOM's credit screening and collection expertise related to unsecured consumer loans, from product planning to loan collection we are able to provide guarantee arrangements tailored to the needs of alliance partners. As of September 30, 2007, the ACOM Group had tie-ups with 14 banks. Its balance of guaranteed loans receivable has continued to increase, reaching ¥113.3 billion at interim period-end.

Credit Card Business

In 1998, ACOM acquired principal membership of MasterCard International and entered the credit card business in the following year with the issue of the ACOM MasterCard®.

In this business, we are promoting credit card issuance via immediate card-issuing machines linked to our network of MUJINKUN automatic contract machines. We are also focusing on credit card alliances with large-scale retail chains and other companies with strong customer-attraction power. Given the constraints of the Interest Rate Restriction Law, however, it has become difficult to generate ample profits from the issue of alliance cards. For this reason, we will place greater emphasis on promoting ACOM MasterCard® to our loan customers. As of September 30, 2007, there were 1,015 thousand holders of cards issued by the ACOM Group.


10.2%

Installment Sales Finance Business

In this segment, the ACOM Group specializes in installment sales finance services to facilitate the purchase of items through agreements we have with affiliated retailers. When a customer wishes to purchase a high-priced item, we pay the retailer in advance, and the customer reimburses us in subsequent installments.

According to Consumer Credit Statistics of Japan, the market for this service in Japan is estimated to be around ¥10 trillion, and the ACOM Group's share is just under 1%. In Asia, where there is significant growth potential, we are expanding our hire purchase (installment sales finance) business through EASY BUY, our subsidiary in Thailand.

On April 1, 2007, our domestic installment sales finance business was reorganized into a new company, AFRESH CREDIT CO., LTD., which combines the entire ACOM Group's business foundation and expertise related to installment sales finance. In this way, we are working to build a new base for our installment sales finance business.

Loan Servicing Business

ACOM entered the loan servicing business by taking an equity stake in IR Loan Servicing, Inc. In addition to the purchase of loans and debt collection services, IR Loan Servicing is developing a comprehensive loan servicing business, including loan-servicing-related clerical work outsourcing services, temporary staffing services, and corporate revitalization services. We are now cementing a presence as a mainstay player in the industry. According to the Ministry of Justice, the balance of receivables in this market at the end of December 2006 was ¥193 trillion.

Other Businesses

Rental Business

The ACOM Group operates a business in the renting out of goods used in daily life and leisure equipment, and also provides support for event planning.


1.7%

Other Businesses

Other activities of the ACOM Group include life and non-life insurance agency services and real-estate-related activities.

Financial Highlights

ACOM CO., LTD. and Subsidiaries

	Millions of Yen				
	2005/3	2006/3	2006/9	2007/3	2007/9
Profit and Loss Related:					
Operating Income	¥ 433,965	¥ 445,431	¥ 215,880	¥ 423,652	¥ 196,654
Operating Expenses	289,604	335,039	157,668	508,755	147,255
Bad-debt-related Expenses *1	108,453	117,125	56,551	137,595	66,493
Interest-repayment-related Expenses *2	—	37,228	13,155	200,147	0
Other Operating Expenses	181,151	180,685	87,962	171,013	80,762
Operating Profit (Loss)	144,361	110,392	58,211	(85,102)	49,398
Net Income (Loss)	81,533	65,595	(282,140)	(437,972)	24,845
Cash Flow Related:					
Net Cash Provided by Operating Activities	141,014	100,226	51,812	99,944	67,068
Net Cash Provided by (Used in) Investing Activities	(17,350)	(44,973)	353	308	10,174
Net Cash Used in Financing Activities	(136,508)	(104,389)	(54,330)	(53,464)	(69,410)
Free Cash Flow	123,664	55,253	52,165	100,252	77,242
Balance Sheet Related:					
Total Assets	2,077,334	2,106,681	2,065,535	2,031,829	1,919,254
Receivables Outstanding *3	1,856,962	1,834,628	1,806,460	1,734,139	1,655,356
Total Amount of Bad Debts	83,961	114,371	137,112	149,453	142,826
Allowance for Bad Debts	130,532	131,620	106,042	128,798	132,026
Allowance for Loss on Interest Repayments	—	—	357,500	490,000	424,033
Net Assets *4	863,760	927,722	614,660	450,073	463,728
	Yen				
Per Share:					
Net Income (Loss), Basic	¥ 516.23	¥ 416.69	¥ (1,794.86)	¥ (2,786.19)	¥ 158.05
Net Assets *4	5,456.39	5,901.69	3,910.19	2,863.16	2,950.03
Cash Dividends	100 *8	140 *8	70	100 *8	50
	%				
Financial Ratios:					
Profitability					
Operating Profit Margin	33.3	24.8	—	(20.1)	—
ROE *5	10.4	7.3	—	(63.6)	—
Efficiency					
ROA1 (Net Income to Total Assets) *5	3.9	3.1	—	(21.2)	—
ROA2 (Net Income to Receivables Outstanding) *5	4.4	3.6	—	(24.5)	—
Stability (Non-consolidated)					
Ratio of Shareholders' Equity	41.6	44.0	—	22.2	—
Bad Debt Ratio (Gross Basis)[Non-consolidated] *6	5.1	6.9	—	9.4	—
Bad Debt Coverage Ratio[Non-consolidated] *7	150.7	112.0	—	85.6	—

Notes: 1. The amount of bad-debt-related expenses is the sum of bad debt write-offs, increase or decrease in allowance for bad debts, and increase or decrease in allowance for loss on debt guarantees.
2. Interest-repayment-related expenses indicates the sum of interest repayments and bad debt write-offs carried by ACOM's voluntary waiver of repayments, and increase or decrease in allowance for loss on interest repayments.
3. Receivables outstanding indicates the sum of receivables outstanding of the loan business, credit card business, and installment sales finance business.
4. Net assets excludes minority interests in consolidated subsidiaries.
5. ROE and ROA are calculated using the simple average of beginning and end of term balance sheet figures.
6. Bad debt ratio (Gross basis) = Total amount of bad debts / Receivables outstanding plus Loans to borrowers in bankruptcy or under reorganization
7. Bad debt coverage ratio = Allowance for bad debts / Total amount of bad debts
8. Annual cash dividends per share

Operating Income



Billions of Yen
500
400
300
200
100
0
433
445
423
216
222
215
196
'05/3
'06/3
'07/3
'07/9
Interim
Annual

Operating Profit



Billions of Yen
150
100
50
0
-100
144
110
78
78
58
49
(85)
'05/3
'06/3
'07/3
'07/9
Interim
Annual

Net Income (Loss)



Billions of Yen
100
50
0
81
65
44
46
24
(282)
(437)
'05/3
'06/3
'07/3
'07/9
Interim
Annual

Net Assets and Total Assets



Billions of Yen
2,500
2,000
1,500
1,000
500
0
2,077
2,106
2,031
1,919
863
927
450
463
'05/3
'06/3
'07/3
'07/9
Net Assets**
Total Assets

Receivables Outstanding



Billions of Yen
2,000
1,500
1,000
500
0
1 856
1,834
1,734
1,655
'05/3
'06/3
'07/3
'07/9

Allowance for Bad Debts and Total Amount of Bad Debts



Billions of Yen
150
100
50
0
130
83
131
114
128
149
132
142
'05/3
'06/3
'07/3
'07/9
Allowance for Bad Debts
Total Amount of Bad Debts

Message from the Management



Shigeyoshi Kinoshita President & CEO

Interim Period in Review

Since the beginning of fiscal 2007, business conditions surrounding the ACOM Group have grown increasingly difficult for a number of reasons. These include heightened requests among borrowers for interest repayments, a reduction in the maximum interest rate on loans, and the incremental enactment of the Money-Lending Business Law, which incorporates regulations governing overall lending volumes. Other factors include stepped-up corporate reorganization within the consumer credit industry and intensified competition from other segments of the financial services market.

Facing these challenges, the ACOM Group posted consolidated operating income of ¥196.6 billion, down ¥19.2 billion, or 8.9%, from the previous corresponding period. The primary reason was a decrease in interest on loans receivable from the parent company's core loan business, due to declines in the loans receivable and loan yields. Meanwhile, operating expenses fell ¥10.4 billion, or 6.6%, to ¥147.2 billion, as the parent company made no further provisions for loss on interest repayments and reduced general and administrative expenses. Because the magnitude of the decline in operating expenses was less than that of operating income, operating profit fell ¥8.8 billion, or 15.1%, to ¥49.3 billion. Interim net income amounted to ¥24.8 billion, due to a ¥16.7 billion loss on revaluation and liquidation of investments in securities and ¥9.0 billion for prior income taxes.

On a non-consolidated basis, operating income declined 12.8%, to ¥166.5 billion, for the same reasons that affected consolidated operating income. Compared with its initial forecasts, in this regard, interest on loans receivable was up ¥4.9 billion, while bad-debt-related expenses were down ¥8.5 billion, and other operating expenses were down ¥3.1 billion. Accordingly, non-consolidated operating profit totaled ¥47.2 billion, or ¥18.1 billion higher than the initial forecast. However, interim net income, totaling ¥25.8 billion, was ¥3.3 billion lower than the initial forecast, due to a loss on revaluation and liquidation of investments in securities and prior income taxes.

Write-Offs of Allowance for Loss on Interest Repayments

In the previous fiscal year, the Group made a ¥490 billion allowance for loss on interest repayments. At that time, we predicted that interest repayments would be at a high level until the fiscal year ending March 2009, then loans subject to interest repayment claims would decline from the following year. Another factor in the projected downturn is a reorganization of our loan portfolio. In addition, a write-off of the allowance for loss on interest repayments in the current fiscal year was also taken into consideration when the allowance was established. Moreover, the Group's independent auditor has judged that the allowance for loss on interest repayments at the end of the interim period under review was at an appropriate level.

At the beginning of the current fiscal year, the Group projected that interest repayments and bad debt write-offs with interest repayment claims would together total ¥137.5 billion for the year. At the end of the first quarter, the amount had reached around 25% of our projection, growing to 48% at the end of the interim period under review—almost exactly reflecting our forecast. In the second half of the period, as well, we believe that interest repayments will remain at current levels, and thus will be kept within our initial projections. Therefore, we have no plans to increase the allowance in the current fiscal year.

Estimate on the number of requests for interest repayments



Downward shift from FY March 2010
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
FY March, 2008
FY March, 2009
FY March, 2010

Progress of Group Management Reformation

The ACOM Group has moved quickly to meet the provisions of the revised Money-Lending Business Law. The parent company has already reorganized its unsecured loan products, all of which now fall below the maximum permitted interest rate under the Interest Rate Restriction Law. We are seeking to build a low-cost business model that can generate consolidated operating profit of ¥50 billion or more per year, even if the average yield on unsecured loans falls to the 16-17% range. To this end, we are making Groupwide efforts to cut "other operating expenses" (operating expenses apart from financial expenses, bad-debt-related expenses and interest-repayment-related expenses). Specifically, we are targeting a ¥40 billion or more reduction in general and administrative expenses compared with the fiscal year ended March 2006, centering on cuts in personnel, advertising, and computer-related expenses.

In the fiscal year ending March 2007, we achieved a ¥14.5 billion reduction in such expenses, and we plan to cut a further ¥17.9 billion in the current fiscal year, for a combined total of ¥32.4 billion.

By the year ending March 2011, we are confident of making further cost reductions of at least ¥11.0 billion (compared with the year ended March 2006) through the introduction of new core systems and additional efficiency improvements.

In the year ending March 2011, therefore, we are targeting ¥87 billion in other operating expenses, down ¥40 billion from the year ended March 2006. At this stage, our program to reduce operating costs is progressing at a faster pace than initially envisaged.

Progress in Growth Strategies

Rebuilding Our Loan Business Model

We are continuing to rebuild our loan business model to meet the requirements of the revised Money-Lending Business Law. For example, we are promoting new financial products that conform to the Interest Rate Restriction Law, which came into effect on June 18, 2007. In addition to targeting new customers, we are actively encouraging high-quality existing customers, identified through data analysis, to switch to our new products. In the interim period under review, we provided low-interest loan products to around 200,000 new and existing customers, generating about ¥110 billion in loan receivables in the new interest rate range. As a result, the balance of loans yielding between 15% and 18% accounted for 20.1% of total loans receivable at interim term-end. Nevertheless, we have revised our fiscal year-end target to 40.3%, down from our initial goal of 46.6%. This is due to time lags between making proposals and actually changing contracts, which has caused some delays in switchovers to new products compared with our initial projection.

In April 2007, we adopted more stringent lending criteria in advance of launching our new low-interest loan products. Given interest rate regulations under the Interest Rate Restriction Law, we can no longer accept risky loan applications, and for this reason the lending ratio has fallen sharply, to the 30% range at one stage. However, this recovered to around 40% in August and September. Contributing to this turnaround is our credit screening system for consumer loans, which represents one of ACOM's key strengths. Other factors include our meticulous risk evaluation procedures, which have enabled us to identify new customers from segments that at first glance appeared too risky. In addition, we have enjoyed an increase in new loan applications from high-quality customers.

Expanding Our Business Alliance with MUFG

One of our future growth strategies is to attract high-quality customers by swiftly fostering ACOM's image as a company that offers relief, confidence, and low prices in its loan business. At the same time, we are reinforcing our alliance with the Mitsubishi UFJ Financial Group, Inc. (MUFG); using our strengths to expand other businesses, such as the loan guarantee business; and tapping overseas markets.

To cite a recent example, we have begun providing guarantees for BANQUIC, a new card loan product launched by the Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTMU) on November 5, 2007. In addition, we are preparing to enter the business of credit guarantees for small business loans. Overseas, we are focusing on rapidly growing Asian markets, such as Thailand, where we are expanding our business. Together with BTMU, meanwhile, we have agreed to acquire shares in PT. BANK NUSANTARA PARAHYANGAN Tbk, a bank in Indonesia. We hope to commence operations under the new arrangement in January 2008 after receiving approvals from the financial authorities.

We look forward to stepping up the strategic alliance between MUFG and the ACOM Group in the future.

Full-Year Outlook; Shareholder Return

Given our performance in the interim period under review and the progress of operational reforms being undertaken, we have made the following forecasts for the year ending March 2008. On a consolidated basis, we project operating income of ¥373.5 billion (down ¥50.1 billion, or 11.8%), operating profit of ¥66.8 billion, and net income of ¥39.1 billion. On a non-consolidated basis, we forecast operating income of ¥309.1 billion (down ¥61.6 billion, or 16.6%), operating profit of ¥63.7 billion, and net income of ¥40.1 billion.

With respect to appropriation of earnings, our policy is to actively and continuously return profits to shareholders through dividends, while taking into consideration recent economic and financial conditions and our business performance. At the same time, we are working to restore the shareholders' equity ratio to our target, which is in the mid-30-percent range. Based on this policy, we declared an interim dividend of ¥50.00 and plan to declare a year-end dividend of ¥50.00, bringing total annual dividends to ¥100.00 per share.

Full-Year Forecasts for FY2007

	Billions of Yen			
	Consolidated		Non-Consolidated	
	Forecast	YoY Change (%)	Forecast	YoY Change (%)
Operating income . .	¥ 373.5	-11.8	¥ 309.1	-16.6
Operating profit . . .	66.8	—	63.7	—
Net loss	39.1	—	40.1	—

Toward a "New ACOM"

Going forward, the ACOM Group will strive to implement its committed management reformation, while generating solid earnings from its domestic unsecured loan business, its core income source. At the same time, we will nurture our diversified financial services, such as the guarantee business, and pursue new initiatives via our alliance with MUFG. In these ways, we will return the Group to a path of growth and underpin the emergence of a "new ACOM." In addition, we will take the initiative to ensure proper legal and ethical compliance and build a reputation as a company that offers relief, confidence, and low prices. Serving as a "Best Partner for Life" for our customers, we will embrace various measures to ensure the sound development of Japan's consumer credit market.

On behalf of the ACOM Group, I look forward to your unwavering support and guidance as we tackle the challenges of the future.

Shigeyoshi Kinoshita

Shigeyoshi Kinoshita
President & Chief Executive Officer

Review and Analysis of Consolidated Results

Overall Performance

In the first half of fiscal 2007—the six months ended September 30, 2007—consolidated operating income amounted to ¥196.6 billion, down ¥19.2 billion, or 8.9%, from the previous corresponding period. There were several reasons for the decline. For a start, the average yield over the period on unsecured consumer loans extended by the parent company fell to 21.54%, down 105 basis points from the previous corresponding period. Other factors included a ¥156.7 billion, or 10.3%, decline in the balance of receivables outstanding, to ¥1,362.4 billion.

Operating expenses fell 6.6%, to ¥147.2 billion, owing mainly to declines in general and administrative expenses, as well the absence of provision for loss on interest repayments during the period. As a result, operating profit decreased 15.1%, to ¥49.3 billion. The Group also posted a ¥16.7 billion loss on revaluation and liquidation of investments in securities. Accordingly, interim net income amounted to ¥24.8 billion.

Results by Segment

Loan Business

At September 30, 2007, consolidated receivables outstanding in the ACOM Group's core loan business amounted to ¥1,561.4 billion, down ¥70.8 billion from March 31, 2007. Consequently, interest on loans receivable fell to ¥169.4 billion, down 9.9% from the previous corresponding period. As a result, operating income from the loan business declined 9.5%, to ¥173.2 billion.

On a non-consolidated basis, receivables outstanding in the loan business totaled ¥1,406.9 billion, down 10.5% from a year earlier. Operating income fell 12.5% year-on-year, to ¥157.5 billion. Responding to a reduction in the maximum lending rate, since April 2007 the parent company has drastically modified it criteria for new unsecured consumer loan contracts. As a result, the number of new customer accounts during the interim period fell to 89 thousand down 40.7%.

By contrast, consolidated subsidiary DC Cash One Ltd. (hereinafter DC Cash One), which already conforms to the interest rate requirements of the Interest Rate Restriction Law, took full advantage of its affiliation with the Mitsubishi UFJ Financial Group, Inc. to post moderate growth. DC Cash One's operating income climbed 6.9%, to ¥6.8 billion, and its receivables outstanding grew 3.7%, to ¥82.9 billion. Due to the negative public image of the consumer finance industry, as well as intensified competition stemming from successive interest rate reductions, however, the number of new customer accounts of DC Cash One fell 33.4%, to 13,932.

On a more positive note, EASY BUY Public Company Limited (hereinafter EASY BUY), a consolidated subsidiary in Thailand, posted dramatic growth in its unsecured loan business, with the balance of receivables outstanding and operating income both up more than 70% year-on-year. This was despite the introduction of legislation in July 2005 reducing the maximum interest rate on loans to 28%, which prompted EASY BUY to place top priority on improving the quality of credit.

ACOM Group's Loan Business

	Millions of Yen					
	Operating Income		Receivables Outstanding		Number of Customer Accounts	
Loan Business	FY2007 (Interim)	YoY Change (%)	FY2007 (Interim)	YoY Change (%)	FY2007 (Interim)	YoY Change (%)
ACOM CO., LTD.	¥ 157,545	-12.5	¥ 1,406,946	-10.5	¥ 2,523,758	-10.1
DC Cash One Ltd.	6,892	6.9	82,993	3.7	182,721	1.7
EASY BUY Public Company Limited	8,836	74.1	65,406	77.5	612,316	31.3
Total	173,275	-9.5	1,561,499	-7.7	3,334,656	-3.7

Credit Card Business

In the credit card business, operating income declined 9.4%, to ¥2.8 billion, and the balance of receivables outstanding fell 11.5%, to ¥41.7 billion. Although we will continue promoting ACOM MasterCard®, particularly to our loan customers, we are now taking steps to discontinue cards issued in alliance with other parties, following a review of alliance card contracts, card usage ratio, and other factors.

Installment Sales Finance Business

On April 1, 2007, we merged the installment sales finance business of the parent company with JCK CREDIT CO., LTD., a wholly owned subsidiary, leading to the birth of a new company, called AFRESH CREDIT CO., LTD. Under the new arrangement, we are continuing to step up management of existing affiliated merchants while strengthening credit management and sales promotional activities. Consolidated operating income in this segment declined 19.0%, to ¥4.1 billion, and the balance of installment receivables fell 22.1%, to ¥52.1 billion.

Guarantee Business

In the guarantee business, we place high priority on expanding our business scope and raising profitability. To this end, we are reinforcing our alliance with RELATES CO., LTD., a wholly owned subsidiary, with a view to expanding consulting services for our guarantee alliance partners and attracting new ones. During the interim period, we reorganized the business execution system of DC Cash One in order to raise efficiency and strengthen its collection capabilities. As a result, the interim term-end balance of guaranteed receivables amounted to ¥113.3 billion, up 14.7% year-on-year. Segment operating income (including commissions from guarantee services) climbed 20.5%, to ¥5.1 billion.

Loan Servicing Business

Conditions in the loan servicing business are becoming more and more difficult, due to such factors as intensified competition, the high price of purchasing receivables, and the increasing number of secured loans, which require a longer collection period. In response, consolidated subsidiary IR Loan Servicing, Inc., which spearheads the Group's activities in this business, implemented organizational reforms in its servicing division, placing strong emphasis on boosting profitability and financial soundness. As a result, total collection of purchased receivables rose 9.0%, to ¥7.5 billion, and the balance of purchased receivables jumped 30.6%, to ¥27.3 billion. Operating income in this segment rose 8.4%, to ¥7.8 billion.

Other Businesses

In the period under review, consolidated operating income from the rental business edged up 0.4%, to ¥2.1 billion, while operating income from other businesses dropped 49.5%, to ¥1.1 billion. On April 1, 2007, we established a new company, called JLA INCORPORATED, through the merger of three subsidiaries engaged mainly in office design and fit-outs, real estate-related activities, and integrated building maintenance.

Operating Income by Segment

	Millions of Yen			
	FY2007 (Interim)	YoY Change (%)	FY2006	FY2006 (Interim)
Loan Business	¥ 173,275	-9.5	¥ 374,590	¥ 191,567
Credit Card Business	2,831	-9.4	6,128	3,125
Installment Sales Finance Business	4,198	-19.0	10,106	5,185
Guarantee Business	5,169	20.5	9,244	4,289
Loan Servicing Business	7,832	8.4	13,827	7,226
Rental Business	2,174	0.4	4,489	2,167
Other Businesses	1,171	-49.5	5,265	2,318

Receivables Outstanding by Segment

	Millions of Yen			
	FY2007 (Interim)	YoY Change (%)	FY2006	FY2006 (Interim)
Loan Business	¥ 1,561,499	-7.7	¥ 1,632,310	¥ 1,692,422
Credit Card Business	41,710	-11.5	44,842	47,111
Installment Sales Finance Business	52,146	-22.1	56,986	66,926
Loan Servicing Business	27,301	30.6	25,788	20,898

Operating Expenses

In the interim period under review, consolidated operating expenses amounted to ¥147.2 billion, down 6.6% from the previous corresponding period. Within this amount, financial expenses rose 4.5%, to ¥10.5 billion, due to a slight increase in the average interest rate on funds procured during the year at the parent company, to 1.93%, compared with 1.84% in the previous corresponding period. The sum of provision for bad debts and provision for loss on debt guarantees increased 17.6%, to ¥66.4 billion. By contrast, general and administrative expenses including that for personnel, branches and computer-related expenses declined, and there was no special provision for loss on interest repayments, hence the decrease in total operating expenses.

Other Income (Expenses)

Total other expenses, net, amounted to ¥12.9 billion. This was due to a ¥16.7 billion loss on revaluation and liquidation of investments in securities.

Financial Position

Balance Sheets

At September 30, 2007, consolidated total assets amounted to ¥1,919.2 billion, down ¥112.5 billion from March 31, 2007. Shareholders' equity grew ¥13.6 billion, boosting the shareholders' equity ratio by 2.0 points, to 24.2%. A detailed breakdown of assets, liabilities, and net assets is given below.

Total current assets declined ¥73.5 billion from the end of the previous year. Major factors included a ¥70.8 billion, or 4.3%, decrease in loans receivable and an ¥8.1 billion, or 7.9%, fall in notes and accounts receivable.

Property and equipment, net, edged down ¥1.6 billion, and total investments and other assets fell ¥37.4 billion. The primary factor in the decline of total investments and other assets was a ¥37.4 billion, or 36.0%, drop in the sum of investments in securities and investments in an affiliate.

In the liabilities column, total current liabilities edged down ¥1.1 billion, or 0.3%, while total long-term liabilities declined ¥125.5 billion, or 10.5%. Major factors included a ¥42.8 billion fall in short-term loans and a ¥57.2 billion drop in long-term debt, as well as a ¥65.9 billion decline in the allowance for loss on interest repayments.

Total net assets climbed ¥14.1 billion over the interim period. This was due mainly to an ¥18.7 billion rise in shareholders' equity stemming from an increased earned surplus, as well as a ¥6.2 billion decrease in net unrealized gains on other securities.

Cash Flows

At September 30, 2007, cash and cash equivalents stood at ¥154.4 billion, up ¥8.0 billion from March 31, 2007. Details of cash flows for the period are given below.

Net cash provided by operating activities amounted to ¥67.0 billion, up ¥15.2 billion from the previous corresponding period. Major factors included ¥36.4 billion in income before income taxes, a ¥65.9 billion decrease in allowance for loss on interest repayments, a ¥16.7 billion loss on revaluation and liquidation of investments in securities, a ¥3.4 billion net gain on sale of investments in securities, a ¥77.8 billion decrease in loans receivable, and a ¥10.0 billion decrease in notes and accounts receivable.

Net cash provided by investing activities totaled ¥10.1 billion, up ¥9.8 billion from the previous corresponding period. This was due mainly to ¥8.8 billion in proceeds from maturity or sale of investments in securities.

Net cash used in financing activities was ¥69.4 billion, up ¥15.0 billion. This was mainly due to the fact that debt-related outflows (such as repayment of loans and redemption of bonds) exceeded debt-related inflows (such as proceeds from loans and bond issues) by ¥64.5 billion. Cash dividends paid by the Company, totaling ¥4.7 billion, were another factor.

Cash Flows

	Millions of Yen			
	FY2007 (Interim)	YoY Change	FY2006	FY2006 (Interim)
Net Cash Provided by Operating Activities	¥ 67,068	¥ 15,255	¥ 99,944	¥ 51,812
Net Cash Provided by Investing Activities	10,174	9,821	308	353
Net Cash Used in Financing Activities	(69,410)	(15,079)	(53,464)	(54,330)

Interim Consolidated Balance Sheets

(Unaudited)

ACOM CO., LTD. and Subsidiaries

	Millions of Yen		Thousands of U.S. Dollars
September 30	2007	2006	2007
Assets			
Current assets:			
Cash and cash equivalents	¥ 154,438	¥ 96,646	$ 1,337,936
Time deposits	600	—	5,197
Marketable securities	4,468	3,222	38,707
Loans receivable	1,561,499	1,692,422	13,527,670
Notes and accounts receivable	94,064	114,349	814,900
Purchased receivables	27,301	20,898	236,515
Inventories	2,715	4,149	23,520
Deferred tax assets	61,196	45,579	530,156
Other current assets	29,018	24,641	251,390
Allowance for bad debts	(130,051)	(103,838)	(1,126,665)
Total current assets	1,805,249	1,898,070	15,639,339
Property and equipment:			
Land	16,819	16,937	145,707
Buildings and structures	41,050	43,767	355,626
Equipment	37,211	37,316	322,368
	95,081	98,020	823,711
Accumulated depreciation	(47,497)	(47,253)	(411,478)
Property and equipment, net	47,584	50,766	412,232
Investments and other assets:			
Investments in securities	47,062	83,985	407,710
Investment in an affiliate	—	10,218	—
Telephone rights and other intangible assets	1,204	1,240	10,430
Rental deposits	9,392	10,379	81,365
Prepaid pension expenses	2,484	1,257	21,519
Deferred tax assets	1,146	1,292	9,928
Other	7,105	10,528	61,552
Allowance for bad debts	(1,975)	(2,203)	(17,109)
Total investments and other assets	66,420	116,698	575,413
Total assets	¥ 1,919,254	¥ 2,065,535	$ 16,626,994

* The translation of yen amounts into U.S. dollar amounts has been made, solely for convenience, at the rate of ¥115.43=US$1.00, the exchange rate prevailing on September 28, 2007, from page 10 to 19.

September 30	Millions of Yen 2007	Millions of Yen 2006	Thousands of U.S. Dollars 2007
Liabilities and net assets			
Current liabilities:			
Short-term loans	¥ 70,896	¥ 106,752	$ 614,190
Current portion of long-term debt	270,725	248,485	2,345,360
Accounts payable	1,922	3,233	16,650
Accrued income taxes	4,738	23,549	41,046
Deferred income on installment sales	6,764	8,987	58,598
Allowance for loss on debt guarantees	2,238	1,895	19,388
Other current liabilities	16,598	16,750	143,792
Total current liabilities	373,884	409,653	3,239,053
Long-term liabilities:			
Long-term debt	632,986	658,196	5,483,721
Allowance for employees' retirement benefits	154	295	1,334
Allowance for directors' and corporate auditors' retirement benefits	730	862	6,324
Deferred tax liabilities	12,558	13,397	108,793
Allowance for loss on interest repayments	424,033	357,500	3,673,507
Other long-term liabilities	3,579	3,659	31,005
Total long-term liabilities	1,074,043	1,033,912	9,304,712
Total liabilities	1,447,928	1,443,565	12,543,775
Commitments and contingent liabilities			
Net assets:			
Shareholders' equity:			
Paid-in capital of common stock:			
Authorized: 532,197,400 shares at September 30, 2007 and 2006			
Issued: 159,628,280 shares at September 30, 2007 and 2006	63,832	63,832	552,993
Capital surplus	76,010	76,010	658,494
Earned surplus	334,752	482,842	2,900,043
Treasury stock, at cost			
2,433,775 shares and 2,433,943 shares at September 30, 2007 and 2006, respectively	(18,507)	(18,508)	(160,330)
Total shareholders' equity	456,088	604,177	3,951,208
Valuation and translation adjustments:			
Net unrealized gains on other securities	7,040	11,993	60,989
Deferred losses on hedges	—	(3)	—
Foreign currency translation adjustments	599	(1,507)	5,189
Total valuation and translation adjustments	7,639	10,482	66,178
Minority interests in consolidated subsidiaries	7,597	7,309	65,814
Total net assets	471,325	621,969	4,083,210
Total liabilities and net assets	¥ 1,919,254	¥ 2,065,535	$ 16,626,994

Interim Consolidated Statements of Operations

(Unaudited)

ACOM CO., LTD. and Subsidiaries

	Millions of Yen		Thousands of U.S. Dollars
Six-month periods ended September 30	2007	2006	2007
Operating income:			
Interest on loans receivable	¥ 169,477	¥ 188,184	$ 1,468,223
Fees from credit card business	2,661	2,992	23,052
Fees from installment sales financing	3,354	4,496	29,056
Fees from credit guarantees	3,315	2,903	28,718
Collection of purchased receivables	7,599	6,973	65,832
Other financial income	235	30	2,035
Sales	3,853	4,838	33,379
Other operating income	6,157	5,461	53,339
Total operating income	196,654	215,880	1,703,664
Operating expenses:			
Financial expenses	10,588	10,136	91,726
Cost of purchased receivables	4,901	4,287	42,458
Cost of sales	2,377	3,321	20,592
General and administrative expenses	62,894	70,215	544,867
Provision for bad debts	65,001	55,260	563,120
Provision for loss on debt guarantees	1,492	1,290	12,925
Provision for loss on interest repayments	—	13,155	—
Total operating expenses	147,255	157,668	1,275,708
Operating profit	49,398	58,211	427,947
Other income (expenses):			
Other interest and dividend income	613	721	5,310
Equity in earnings of an affiliate	—	465	—
Net loss on sale or disposal of property and equipment	(578)	(312)	(5,007)
Net gain on sale of investments in securities	3,471	184	30,070
Loss on revaluation and liquidation of investments in securities	(16,766)	(33)	(145,248)
Special provision for loss on interest repayments	—	(317,061)	—
Other, net	345	601	2,988
Total other expenses, net	(12,915)	(315,434)	(111,885)
Income (loss) before income taxes	36,483	(257,223)	316,061
Income taxes			
Current	629	23,063	5,449
Prior	9,060	—	78,489
Deferred	1,710	1,739	14,814
Total income taxes	11,400	24,802	98,761
Minority interests in earnings of consolidated subsidiaries	237	115	2,053
Net income (loss)	¥ 24,845	¥ (282,140)	$ 215,238
	Yen		U.S. Dollars
Amounts per share:			
Net income (loss):			
Basic	¥ 158.05	¥ (1,794.86)	$ 1.36
Diluted	158.05	—	1.36
Cash dividends	50.00	70.00	0.43

Interim Consolidated Statements of Changes in Net Assets

(Unaudited)

ACOM CO., LTD. and Subsidiaries

	Thousands	Millions of Yen				
	Number of shares of common stock	Paid-in capital of common stock	Capital surplus	Earned surplus	Treasury stock	Total shareholders' equity
Balance at March 31, 2006	159,628	¥ 63,832	¥ 76,020	¥ 776,021	¥ (18,538)	¥ 897,334
Net loss	—	—	—	(282,140)	—	(282,140)
Cash dividends	—	—	—	(11,003)	—	(11,003)
Bonuses to directors	—	—	—	(34)	—	(34)
Acquisition of treasury stock	—	—	—	—	(0)	(0)
Exercise of stock options	—	—	(9)	—	30	21
Other change during the period	—	—	—	—	—	—
Balance at September 30, 2006	159,628	¥ 63,832	¥ 76,010	¥ 482,842	¥ (18,508)	¥ 604,177
Balance at March 31, 2007	159,628	¥ 63,832	¥ 76,010	¥ 316,007	¥ (18,508)	¥ 437,342
Net income	—	—	—	24,845	—	24,845
Cash dividends	—	—	—	(4,715)	—	(4,715)
Acquisition of treasury stock	—	—	—	—	(0)	(0)
Exercise of stock options	—	—	(0)	—	1	0
Exclusion from consolidation of an affiliate	—	—	—	(1,384)	—	(1,384)
Other change during the period	—	—	—	—	—	—
Balance at September 30, 2007	159,628	¥ 63,832	¥ 76,010	¥ 334,752	¥ (18,507)	¥ 456,088
		Thousands of U.S. Dollars				
Balance at March 31, 2007		$ 552,993	$ 658,494	$ 2,737,650	$ (160,339)	$ 3,788,807
Net income		—	—	215,238	—	215,238
Cash dividends		—	—	(40,847)	—	(40,847)
Acquisition of treasury stock		—	—	—	(0)	(0)
Exercise of stock options		—	(0)	—	8	0
Exclusion from consolidation of an affiliate		—	—	(11,989)	—	(11,989)
Other change during the period		—	—	—	—	—
Balance at September 30, 2007		$ 552,993	$ 658,494	$ 2,900,043	$ (160,330)	$ 3,951,208

	Millions of Yen					
	Net unrealized gains on other securities	Deferred losses on hedges	Foreign currency translation adjustments	Total valuation and translation adjustments	Minority interests in consolidated subsidiaries	Total net assets
Balance at March 31, 2006	¥ 31,886	¥ —	¥ (1,498)	¥ 30,387	¥ 4,873	¥ 932,595
Net loss	—	—	—	—	—	(282,140)
Cash dividends	—	—	—	—	—	(11,003)
Bonuses to directors	—	—	—	—	—	(34)
Acquisition of treasury stock	—	—	—	—	—	(0)
Exercise of stock options	—	—	—	—	—	21
Other change during the period	(19,892)	(3)	(8)	(19,904)	2,436	(17,468)
Balance at September 30, 2006	¥ 11,993	¥ (3)	¥ (1,507)	¥ 10,482	¥ 7,309	¥ 621,969
Balance at March 31, 2007	¥ 13,338	¥ (0)	¥ (607)	¥ 12,730	¥ 7,091	¥ 457,165
Net income	—	—	—	—	—	24,845
Cash dividends	—	—	—	—	—	(4,715)
Acquisition of treasury stock	—	—	—	—	—	(0)
Exercise of stock options	—	—	—	—	—	0
Exclusion from consolidation of an affiliate	—	—	—	—	—	(1,384)
Other change during the period	(6,298)	0	1,207	(5,090)	505	(4,585)
Balance at September 30, 2007	¥ 7,040	¥ —	¥ 599	¥ 7,639	¥ 7,597	¥ 471,325
	Thousands of U.S. Dollars					
Balance at March 31, 2007	$ 115,550	$ (0)	$ (5,258)	$ 110,283	$ 61,431	$ 3,960,538
Net income	—	—	—	—	—	215,238
Cash dividends	—	—	—	—	—	(40,847)
Acquisition of treasury stock	—	—	—	—	—	(0)
Exercise of stock options	—	—	—	—	—	0
Exclusion from consolidation of an affiliate	—	—	—	—	—	(11,989)
Other change during the period	(54,561)	0	10,456	(44,095)	4,374	(39,721)
Balance at September 30, 2007	$ 60,989	$ —	$ 5,189	$ 66,178	$ 65,814	$ 4,083,210

Interim Consolidated Statements of Cash Flows

(Unaudited)

ACOM CO., LTD. and Subsidiaries

	Millions of Yen		Thousands of U.S. Dollars
Six-month periods ended September 30	2007	2006	2007
Operating activities:			
Income (loss) before income taxes	¥ 36,483	¥ (257,223)	$ 316,061
Adjustments:			
Depreciation and amortization	1,879	2,112	16,278
Increase (decrease) in allowance for bad debts	2,618	(25,850)	22,680
Increase in allowance for loss on debt guarantees	276	248	2,391
(Decrease) increase in allowance for loss on interest repayments	(65,966)	333,800	(571,480)
Increase (decrease) in allowance for employees' retirement benefits	35	(31)	303
(Decrease) increase in allowance for directors' and corporate auditors' retirement benefits	(100)	10	(866)
Other interest and dividend income	(613)	(721)	(5,310)
Equity in earnings of an affiliate	—	(465)	—
Net loss on sale or disposal of property and equipment	578	312	5,007
Bond issuance expenses	183	40	1,585
Net gain on sale of investments in securities	(3,471)	(184)	(30,070)
Loss on revaluation and liquidation of investments in securities	16,766	33	145,248
Changes in operating assets and liabilities:			
Increase in operational investment securities	(281)	(260)	(2,434)
Decrease in loans receivable	77,838	12,296	674,330
Decrease in notes and accounts receivable	10,008	18,596	86,701
Increase in purchased receivables	(1,512)	(3,474)	(13,098)
Increase in inventories	(346)	(58)	(2,997)
Increase in other current assets	(1,578)	(334)	(13,670)
(Increase) decrease in prepaid pension expenses	(173)	410	(1,498)
Decrease in accounts payable	(2,185)	(1,553)	(18,929)
Decrease in deferred income on installment sales	(1,147)	(2,732)	(9,936)
(Decrease) increase in other current liabilities	(3,442)	2,425	(29,818)
Bonuses paid to directors	—	(34)	—
Other, net	228	(503)	1,975
Subtotal	66,077	76,858	572,442
Other interest and dividends received	620	772	5,371
Other interest paid	—	(0)	—
Income taxes paid	(5,751)	(25,818)	(49,822)
Income taxes refunded	6,123	—	53,045
Net cash provided by operating activities	67,068	51,812	581,027

(Continued)

Six-month periods ended September 30	Millions of Yen 2007	Millions of Yen 2006	Thousands of U.S. Dollars 2007
Investing activities			
(Increase) decrease in time deposits and marketable securities	¥ (600)	¥ 576	$ (5,197)
Proceeds from sale of property and equipment	62	58	537
Purchases of property and equipment	(714)	(1,197)	(6,185)
Proceeds from maturity or sale of investments in securities	8,859	994	76,747
Purchases of investments in securities	(0)	(257)	(0)
Decrease in other investments	2,568	178	22,247
Net cash provided by investing activities	10,174	353	88,139
Financing activities			
Proceeds from long-term debt	93,516	90,593	810,153
Payments of principal of long-term debt	(113,437)	(138,244)	(982,734)
(Decrease) increase in short-term loans	(44,597)	4,341	(386,355)
Cash dividends paid by the Company	(4,715)	(11,009)	(40,847)
Other, net	(178)	(12)	(1,542)
Net cash used in financing activities	(69,410)	(54,330)	(601,316)
Effect of exchange rate changes on cash and cash equivalents	221	(38)	1,914
Increase (decrease) in cash and cash equivalents	8,054	(2,203)	69,773
Cash and cash equivalents at beginning of the period	146,383	97,399	1,268,153
Increase in cash and cash equivalents due to inclusion of newly consolidated subsidiaries at beginning of the period	—	1,450	—
Cash and cash equivalents at end of the period	¥ 154,438	¥ 96,646	$ 1,337,936

Interim Non-Consolidated Balance Sheets

(Unaudited)

ACOM CO., LTD.

September 30	Millions of Yen 2007	Millions of Yen 2006	Thousands of U.S. Dollars 2007
Assets			
Current assets:			
Cash and cash equivalents	¥ 138,911	¥ 79,246	$ 1,203,421
Marketable securities	545	28	4,721
Loans receivable	1,406,946	1,571,342	12,188,737
Accounts receivable	41,174	84,739	356,701
Merchandise	1,717	3,721	14,874
Prepaid expenses	1,352	2,242	11,712
Accrued income	10,829	11,808	93,814
Deferred tax assets	58,348	42,990	505,483
Other current assets	16,630	10,698	144,069
Allowance for bad debts	(119,760)	(96,206)	(1,037,511)
Total current assets	1,556,695	1,710,611	13,486,052
Property and equipment:			
Land	6,413	6,488	55,557
Buildings and structures	37,146	40,740	321,805
Equipment	33,922	35,676	293,875
	77,483	82,905	671,255
Accumulated depreciation	(44,393)	(45,573)	(384,588)
Property and equipment, net	33,089	37,331	286,658
Investments and other assets:			
Investments in securities	46,904	83,944	406,341
Investments in and advances to subsidiaries and an affiliate	71,420	53,981	618,729
Telephone rights and other intangible assets	947	991	8,204
Rental deposits	9,230	10,316	79,961
Prepaid pension expenses	2,438	1,237	21,121
Other	6,480	9,985	56,137
Allowance for bad debts	(1,940)	(2,200)	(16,806)
Total investments and other assets	135,481	158,256	1,173,707
Total assets	¥ 1,725,266	¥ 1,906,199	$ 14,946,426

September 30	Millions of Yen 2007	Millions of Yen 2006	Thousands of U.S. Dollars 2007
Liabilities and net assets			
Current liabilities:			
Short-term loans	¥ —	¥ 60,000	$ —
Current portion of long-term debt	235,989	217,685	2,044,433
Accounts payable	477	1,068	4,132
Accrued income taxes	4,174	22,800	36,160
Accrued expenses	9,452	10,812	81,885
Deferred income on installment sales	—	4,574	—
Allowance for loss on debt guarantees	3,650	3,810	31,620
Other current liabilities	3,378	3,504	29,264
Total current liabilities	257,121	324,256	2,227,505
Long-term liabilities:			
Long-term debt	584,597	603,467	5,064,515
Allowance for directors' and corporate auditors' retirement benefits	655	733	5,674
Allowance for loss on interest repayments	424,033	357,500	3,673,507
Deferred tax liabilities	4,807	7,954	41,644
Other long-term liabilities	27	2,294	233
Total long-term liabilities	1,014,120	971,949	8,785,584
Total liabilities	1,271,241	1,296,205	11,013,090
Commitments and contingent liabilities			
Net assets:			
Shareholders' equity:			
Paid-in capital of common stock:			
Authorized: 532,197,400 shares at September 30, 2007 and 2006			
Issued: 159,628,280 shares at September 30, 2007 and 2006	63,832	63,832	552,993
Capital surplus:			
Capital legal reserve	72,322	72,322	626,544
Net gain on sale of treasury stock	3,687	3,688	31,941
Total capital surplus	76,010	76,010	658,494
Earned surplus:			
Earned legal reserve	4,320	4,320	37,425
Retained earnings	321,363	472,735	2,784,050
Total earned surplus	325,684	477,056	2,821,484
Treasury stock, at cost			
2,433,775 shares and 2,433,943 shares at September 30, 2007 and 2006, respectively	(18,507)	(18,508)	(160,330)
Total shareholders' equity	447,020	598,391	3,872,650
Valuation and translation adjustments:			
Net unrealized gains on other securities	7,004	11,602	60,677
Total net assets	454,024	609,994	3,933,327
Total liabilities and net assets	¥ 1,725,266	¥ 1,906,199	$ 14,946,426

Interim Non-Consolidated Statements of Operations

(Unaudited)

ACOM CO., LTD.

	Millions of Yen		Thousands of U.S. Dollars
Six-month periods ended September 30	2007	2006	2007
Operating income:			
Interest on loans receivable	¥ 154,323	¥ 177,020	$ 1,336,940
Fees from credit card business	2,624	2,955	22,732
Fees from installment sales financing	—	1,913	—
Fees from credit guarantees	5,046	4,780	43,714
Other financial income	230	27	1,992
Sales	171	—	1,481
Other operating income	4,131	4,209	35,787
Total operating income	166,528	190,906	1,442,675
Operating expenses:			
Financial expenses	8,207	8,511	71,099
Cost of sales	246	—	2,131
General and administrative expenses	50,467	60,102	437,208
Provision for bad debts	57,772	49,713	500,493
Provision for loss on debt guarantees	2,593	2,630	22,463
Provision for loss on interest repayments	—	13,155	—
Total operating expenses	119,285	134,113	1,033,396
Operating profit	47,242	56,793	409,269
Other income (expenses):			
Other interest and dividend income	988	919	8,559
Net loss on sale or disposal of property and equipment	(601)	(342)	(5,206)
Net gain on sale of investments in securities	3,471	198	30,070
Loss on revaluation and liquidation of investments in securities	(16,766)	(23)	(145,248)
Special provision for loss on interest repayments	—	(317,061)	—
Other, net	499	666	4,322
Total other expenses, net	(12,408)	(315,642)	(107,493)
Income (loss) before income taxes	34,834	(258,849)	301,775
Income taxes:			
Current	65	22,330	563
Prior	9,060	—	78,489
Deferred	(148)	1,563	(1,282)
Total income taxes	8,976	23,893	77,761
Net income (loss)	¥ 25,857	¥ (282,742)	$ 224,005
	Yen		U.S. Dollars
Amounts per share:			
Net income (loss) – basic	¥ 164.49	¥ (1,798.69)	$ 1.42
Cash dividends	50.00	70.00	0.43

Interim Non-Consolidated Statements of Changes in Net Assets

(Unaudited)

ACOM CO., LTD.

	Thousands	Millions of Yen					
			Capital surplus			Earned surplus	
	Number of shares of common stock	Paid-in capital of common stock	Capital legal reserve	Net gain on sale of treasury stock	Total capital surplus	Earned legal reserve	Retained earnings
Balance at March 31, 2006	159,628	¥ 63,832	¥ 72,322	¥ 3,697	¥ 76,020	¥ 4,320	¥ 766,515
Net loss	—	—	—	—	—	—	(282,742)
Cash dividends	—	—	—	—	—	—	(11,003)
Bonuses to directors	—	—	—	—	—	—	(34)
Acquisition of treasury stock	—	—	—	—	—	—	—
Sale of treasury stock	—	—	—	(9)	(9)	—	—
Other change during the period	—	—	—	—	—	—	—
Balance at September 30, 2006	159,628	¥ 63,832	¥ 72,322	¥ 3,688	¥ 76,010	¥ 4,320	¥ 472,735
Balance at March 31, 2007	159,628	¥ 63,832	¥ 72,322	¥ 3,688	¥ 76,010	¥ 4,320	¥ 305,010
Net income	—	—	—	—	—	—	25,857
Cash dividends	—	—	—	—	—	—	(4,715)
Acquisition of treasury stock	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	(0)	(0)	—	—
Effect of business divestiture	—	—	—	—	—	—	(4,788)
Other change during the period	—	—	—	—	—	—	—
Balance at September 30, 2007	159,628	¥ 63,832	¥ 72,322	¥ 3,687	¥ 76,010	¥ 4,320	¥ 321,363
		Thousands of U.S. Dollars					
Balance at March 31, 2007		$ 552,993	$ 626,544	$ 31,950	$ 658,494	$ 37,425	$ 2,642,380
Net income		—	—	—	—	—	224,005
Cash dividends		—	—	—	—	—	(40,847)
Acquisition of treasury stock		—	—	—	—	—	—
Exercise of stock options		—	—	(0)	(0)	—	—
Effect of business divestiture		—	—	—	—	—	(41,479)
Other change during the period		—	—	—	—	—	—
Balance at September 30, 2007		$ 552,993	$ 626,544	$ 31,941	$ 658,494	$ 37,425	$ 2,784,050

	Millions of Yen				
	Total earned surplus	Treasury stock	Total shareholders' equity	Net unrealized gains on other securities	Total net assets
Balance at March 31, 2006	¥ 770,836	¥ (18,538)	¥ 892,150	¥ 31,258	¥ 923,408
Net loss	(282,742)	—	(282,742)	—	(282,742)
Cash dividends	(11,003)	—	(11,003)	—	(11,003)
Bonuses to directors	(34)	—	(34)	—	(34)
Acquisition of treasury stock	—	(0)	(0)	—	(0)
Sale of treasury stock	—	30	21	—	21
Other change during the period	—	—	—	(19,655)	(19,655)
Balance at September 30, 2006	¥ 477,056	¥ (18,508)	¥ 598,391	¥ 11,602	¥ 609,994
Balance at March 31, 2007	¥ 309,331	¥ (18,508)	¥ 430,666	¥ 13,131	¥ 443,797
Net income	25,857	—	25,857	—	25,857
Cash dividends	(4,715)	—	(4,715)	—	(4,715)
Acquisition of treasury stock	—	(0)	(0)	—	(0)
Exercise of stock options	—	1	0	—	0
Effect of business divestiture	(4,788)	—	(4,788)	—	(4,788)
Other change during the period	—	—	—	(6,127)	(6,127)
Balance at September 30, 2007	¥ 325,684	¥ (18,507)	¥ 447,020	¥ 7,004	¥ 454,024
	Thousands of U.S. Dollars				
Balance at March 31, 2007	$ 2,679,814	$ (160,339)	$ 3,730,971	$ 113,757	$ 3,844,728
Net income	224,005	—	224,005	—	224,005
Cash dividends	(40,847)	—	(40,847)	—	(40,847)
Acquisition of treasury stock	—	(0)	(0)	—	(0)
Exercise of stock options	—	8	0	—	0
Effect of business divestiture	(41,479)	—	(41,479)	—	(41,479)
Other change during the period	—	—	—	(53,079)	(53,079)
Balance at September 30, 2007	$ 2,821,484	$ (160,330)	$ 3,872,650	$ 60,677	$ 3,933,327

The ACOM Group

Consolidated Subsidiaries

DC Cash One Ltd.	Principal Business:	Unsecured loan and credit guarantee business
Nihonbashi Plaza Bldg.	Incorporated:	Aug. 2001
3-4, Nihonbashi 2-chome,	Paid-in Capital:	¥14,341 million
Chuo-ku, Tokyo, Japan	Equity Owned by the Company:	54.73%
AFRESH CREDIT CO., LTD.[*1]	Principal Business:	Installment sales finance business
ACOM Iidabashi Bldg.	Incorporated:	Nov. 1971
10-10, Iidabashi 2-chome,	Paid-in Capital:	¥500 million
Chiyoda-ku, Tokyo, Japan	Equity Owned by the Company:	100.00%
IR Loan Servicing, Inc.	Principal Business:	Loan servicing business
Trusty Koujimachi Bldg.	Incorporated:	Jun. 2000
4, Koujimachi 3-chome,	Paid-in Capital:	¥520 million
Chiyoda-ku, Tokyo, Japan	Equity Owned by the Company:	80.00%
RELATES CO., LTD.	Principal Business:	Entrusted with call center functions of banks, etc.
Tokyo Dia Building No.3	Incorporated:	Mar. 1998
28-25, Shinkawa 1-chome,	Paid-in Capital:	¥300 million
Chuo-ku, Tokyo, Japan	Equity Owned by the Company:	100.00%
AC Ventures Co., Ltd.	Principal Business:	Development, investment, promotion and support of venture companies
ACOM Shinbashi Renga-dori Bldg.	Incorporated:	Apr. 1996
14-4, Shinbashi 2-chome,	Paid-in Capital:	¥100 million
Minato-ku, Tokyo, Japan	Equity Owned by the Company:	100.00%

ACOM RENTAL CO., LTD. ACOM Shinbashi Bldg. 11-1, Shinbashi 3-chome, Minato-ku, Tokyo, Japan	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company:	Comprehensive rental business Oct. 1999 ¥320 million 100.00%
JLA INCORPORATED*2 ACOM Iidabashi Bldg. 10-10, Iidabashi 2-chome, Chiyoda-ku, Tokyo, Japan	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company:	Interior design, construction of service outlets, and maintenance of buildings and other properties Mar. 1996 ¥7,540 million 100.00%
A B PARTNER CO., LTD. ACOM Fujimi Bldg. 15-11, Fujimi 2-chome, Chiyoda-ku, Tokyo, Japan	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company:	Entrusted back-office (clerical work) services and insurance agency business Nov. 2000 ¥300 million 95.00%
EASY BUY Public Company Limited 11th, 13th Floor, Ramaland Building 952 Rama IV Road, Suriyawongse, Bangrak, Bangkok 10500, Thailand.	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company:	Unsecured loan business and hire purchase business in Thailand Sep. 1996 THB 200 million 49.00% *3
ACOM (U.S.A.) INC. 229 South State Street, Dover, Kent County DE, U.S.A.	Principal Business: Incorporated: Paid-in Capital: Equity Owned by the Company:	– *4 Dec. 1986 US$34 million 100.00%

*Notes: 1. ACOM CO., LTD. has split up its installment sales finance business, and JCK CREDIT CO., LTD. succeeded to the business as well as changed the name to AFRESH CREDIT CO., LTD. on April 1, 2007.
2. ACOM ESTATE CO., LTD. merged with JLA INCORPORATED as well as ABS CO., LTD. and changed its corporate name into JLA INCORPORATED on April 1, 2007.
3. The Company treated any entity deemed as being substantially controlled by the Company as a consolidated subsidiary, even if it is less-than-majority owned.
4. ACOM (U.S.A.) INC. suspended its operation; therefore, outline of its business is omitted above.
5. Due to the merger with UFJ NICOS Co., Ltd., DC Card Co., Ltd. is no longer equity-method affiliate of ACOM CO., LTD.; for a reason of drop in possessed proportion of right to vote.
6. AC Ventures Sikth Investment Partnership was established on July 25, 2007 as an investment partnership.

Board of Directors

As of September 30, 2007

Directors

Chairman

Kyosuke Kinoshita

Deputy Chairman

Yuji Ohashi

President

Shigeyoshi Kinoshita

Senior Managing Director

Kazuhiro Shimada

Managing Director

Shigeru Akaki

Junya Fukuda

Osamu Moriya

Satoru Tomimatsu

Kiyoshi Tachiki

Shozo Tanaka

Director

Katsunori Nagayasu (Outside)

Statutory Auditors

Tatsuaki Murata

Satoshi Ito (Independent)

Minoru Ikeda (Independent)

Norikatsu Takahashi (Independent)

Executive Officers

Chief Executive Officer

Shigeyoshi Kinoshita

Senior Executive Managing Officer

Kazuhiro Shimada
Corporate Planning Department
Overseas Business Development Department
Credit Administration Department

Executive Managing Officer

Shigeru Akaki
Human Resources Department
General Affairs Department
Corporate Management Department

Junya Fukuda
System Development & Administration Department
Customer Relations Department

Osamu Moriya
Internal Audit Department
Compliance Department
Employment Counseling Office

Satoru Tomimatsu
Head of Credit Business Promotion Division
Advertising Department
Credit Business Branch Operations Department
ACM Operation Department
Call Center Department
Credit Counseling Department
Affinity Card Promotion Department
Credit Business Management Department
Compliance for Credit Business Promotion Office

Kiyoshi Tachiki
Credit Marketing Department
Business Process Planning Department
Guarantee Business Department

Shozo Tanaka
Head of Credit Supervision Division
Credit Supervision Department I
Credit Supervision Department II
Compliance for Credit Supervision Office

Shigeru Sato
Treasury Department
Public Relations Department

Executive Officer

Masahiko Shinshita

Tsukasa Ashizuka

Etsuro Tabuchi

Kazuo Fukumoto

Akihiko Hyodo

Tatsuo Taki

Corporate Information

As of September 30, 2007

Company Name	ACOM CO., LTD.
Incorporated	October 23, 1978
Established	April 2, 1936
Paid-in Capital	¥63,832 million
Business Outline	Loan, Credit Card, and Guarantee
Number of Employees	2,801
Head Office	1-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8307, Japan
Independent Auditors	ERNST & YOUNG SHINNIHON

Investor Information

As of September 30, 2007

Principal Shareholders

Name	Number of shares held	% of ownership of voting right
Maruito Shokusan Co., Ltd.	27,346,755	17.40
Mitsubishi UFJ Financial Group, Inc.	20,732,340	13.19
Hero & Co.*	18,824,701	11.98
Maruito Co., Ltd.	12,553,343	7.99
Kinoshita Memorial Foundation	9,219,232	5.86
State Street Bank and Trust Company	4,366,989	2.78
Maruito Shoten Co., Ltd.	3,873,320	2.46
Kyosuke Kinoshita	3,240,321	2.06
Katsuhiro Kinoshita	3,230,368	2.06
Shigeyoshi Kinoshita	3,220,164	2.05

*Hero & Co. is a nominee of The Bank of New York, which is a depositary and transfer agent for American Depositary Receipts (ADR).

Breakdown of Shareholders



Treasury Stock 1.52%
Japanese Financial Institutions and Insurance Companies 9.58%
Japanese Individuals and Other 14.02%
Japanese Securities Companies 0.45%
Foreign Corporation and Individuals 26.70%
Other Japanese Corporations 47.73%

ADR (American Depositary Receipts) Information

Type: Sponsored Level-1 Program

ADR Ratio: 4ADRs : 1 Ordinary Share

Symbol: ACMUY

CUSIP: 004845202

Market: The U.S. OTC (Over-the-Counter) Market

Depositary Bank:
The Bank of New York
101 Barclay Street, 22W, NEW YORK,
NY 10286, U.S.A.
TEL: 1-212-815-2042
Toll-free number from the United States:
888-269-2377 (888-BNY-ADRS)
URL: http://www.adrbny.com

Other Data

Transfer Agent:
Mitsubishi UFJ Trust and Banking Corporation

Stock Listing:
First Section of Tokyo Stock Exchange

General Shareholders' Meeting:
June 27, 2007

Number of Stock Issued:
159,628,280

Number of Shareholders:
12,579

For Further Information, Please Contact;

Investor Relations Office
Meiji Yasuda Seimei Bldg.(8th Floor), 1-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8307, Japan
E-mail: ir@acom.co.jp

http://www.acom.co.jp/ir/english/

acom

PRINTED WITH SOY INK

This interim report was printed with soy-based ink on paper made from non-wood and elemental chlorine free (ECF) pulp.

END